OceanFirst

Investing in Opportunity

2025 ANNUAL REPORT

As a financial institution that has grown and thrived over the past 30 years—and has been in existence for well over a century—OceanFirst has a proud history of investing in people, products, and technology—along with a sharp focus on deep personal client relationships, exceptional customer service, and prudent capital and risk management.

FINANCIAL SUMMARY 2025

Total Assets
($ in billions)



Loans Receivable
($ in billions)



Deposits
($ in billions)



		At or for the year ended December 31,			
(dollars in thousands, except per share amounts)	**2025**	2024	2023	2022	2021
Selected Financial Condition Data					
Total assets	**$14,564,317**	$13,421,247	$13,538,253	$13,103,896	$11,739,616
Loans receivable, net of allowance for loan credit losses	**10,970,666**	10,055,429	10,136,721	9,868,718	8,583,352
Deposits	**10,964,405**	10,066,342	10,434,949	9,675,206	9,732,816
Total stockholders' equity	**1,662,550**	1,702,757	1,661,945	1,585,464	1,516,553
Selected Operating Data					
Net interest income	**360,223**	334,035	369,731	377,477	305,338
Other income[1]	**44,701**	50,187	33,624	59,094	51,931
Operating expenses[1]	**296,237,**	245,877	248,912	234,881	226,860
Net income available to common stockholders[1]	**67,128**	96,049	100,013	142,587	106,060
Diluted earnings per share[1]	**1.17**	1.65	1.70	2.42	1.78
Selected Financial Ratios and Other Data[1]					
Tangible book value per common share[2]	**19.79**	18.98	18.35	17.08	15.93
Book value per common share at end of period	**28.98**	29.08	27.96	26.81	25.63
Cash dividends per common share	**0.80**	0.80	0.80	0.74	0.68
Tangible stockholders' equity to tangible assets[2]	**8.09 %**	9.06 %	8.80 %	8.47 %	8.89 %
Stockholders' equity to total assets	**11.42**	12.69	12.28	12.10	12.92
Return on average assets[1] [3]	**0.49**	0.71	0.74	1.15	0.91
Return on average tangible stockholders' equity[1] [2] [3]	**5.86**	8.24	8.97	13.96	10.73
Return on average stockholders' equity[1] [3]	**4.00**	5.70	6.13	9.24	7.02
Net interest margin	**2.90**	2.72	3.02	3.37	2.93
Operating expenses to average assets[1]	**2.18**	1.82	1.85	1.90	1.94
Efficiency ratio[1]	**73.16**	63.99	61.71	53.80	63.50
Common equity tier 1 (CET1) capital ratio	**10.72**	11.17	10.86	9.93	10.26
Non-performing loans as a percent of total loans receivable	**0.25**	0.35	0.29	0.23	0.30

[1] Performance ratios for 2025 included a net expense related to net gain on equity investments, restructuring charges, loss on redemption of preferred stock, credit risk transfer execution expense, Federal Deposit Insurance Corporation ("FDIC") special assessment release and merger related expenses of $15.9 million, or $12.9 million, net of tax benefit. Performance ratios for 2024 included a net benefit related to Spring Garden Capital Group, LLC ("Spring Garden") opening provision for credit losses, a net gain on equity investments, a net gain on sale of trust business, FDIC special assessment and merger related expenses of $3.2 million, or $2.5 million, net of tax expense. Performance ratios for 2023 included a net expense related to merger related expenses, net branch consolidation expense, FDIC special assessment, net loss on sale of investments and net gain on equity investments of $6.2 million, or $4.7 million, net of tax benefit. Performance ratios for 2022 included a net benefit related to merger related expenses, net branch consolidation expense, and gain on equity investments of $6.2 million, or $4.6 million, net of tax expense. Performance ratios for 2021 included merger related expenses, branch consolidation expenses, and a net gain on equity investments of $6.7 million or $5.1 million, net of tax benefit.

[2] These are non-GAAP measures; refer to 'Explanation of non-GAAP Financial Measures' and the 'Non-GAAP Reconciliation' table in the Company's Earnings Release furnished as Exhibit 99.1 to Form 8-K as filed with the SEC on January 22, 2026.

[3] Ratios for each period are based on net income available to common stockholders.

Dear Fellow Stockholders

In July 2026, OceanFirst Financial Corp. will celebrate the 30th anniversary of our initial public offering—an event that marked the Company's entry into the capital markets and set the stage for our strategic transformation into a regional banking leader. This milestone provides an opportunity to pause and reflect on our progress over the past three decades.

At the time of our IPO in 1996, the Company had total assets over $1.2 billion and eight branch locations in New Jersey, compared to $14.6 billion in total assets and 41 branches along the Northeast Corridor at the end of 2025. Our strong growth has enabled us to greatly expand the choices available to our customers, adding offerings in commercial business and real estate banking, treasury management, equipment finance, trust and investment services, and the technology to interact with us across all forms of digital products, among a wide array of other solutions.

We also have delivered significant value for stockholders. The Company's stock price has risen 269%, from a split-adjusted $6.67 per share in the initial public offering to $17.95 per share at December 31, 2025. Over the same period, our market capitalization grew from $168 million to over $1 billion. Total stockholders' equity has risen considerably since the IPO, ending 2025 at $1.7 billion, with tangible book value per common share of $19.79. In addition, OceanFirst has paid cash dividends for 115 consecutive quarters, equal to cumulative dividends per share of $7.95. Total shareholder return over our lifetime as a public company is a robust 440%.

OUR GROWTH AS A PUBLIC COMPANY HAS ENABLED US TO EXPAND THE CHOICES AVAILABLE TO OUR CUSTOMERS AND COMMUNITIES, WHILE DELIVERING SIGNIFICANT VALUE FOR OUR STOCKHOLDERS.

As we write these words, the U.S. and world economies have entered yet another period of uncertainty, triggered by global and national events, including the conflict in the Middle East. This is just the latest reminder that the business environment in which we operate is repeatedly buffeted by momentous events. In the years since our 1996 IPO, the world has experienced the 1997 Asian Debt Crisis, the bursting of the dot-com bubble, the 9/11 attacks, a Gulf War, the Global Financial Crisis, and a global pandemic among many other impactful events. Looking back even further, since the Bank's founding in 1902, we have weathered multiple global wars, recessions, a depression, and even the pandemic of 1918. In short, OceanFirst is no stranger to volatile and challenging operating environments.

And yet, as a public financial institution that has grown and thrived over the past 30 years—and has been in existence for well over a century—we remain confident in our long-term future. What has stood us well over that time is OceanFirst's determined focus on several fundamental areas: deep personal



Christopher D. Maher
Chairman of the Board and Chief Executive Officer

service, prudent capital and risk management, and a sustained commitment to investing in new technologies, products, solutions and opportunities.

In this annual report, we highlight OceanFirst's most recent investments, which have positioned us well for 2026 and beyond. We are proud of our history of making strategic investments in people, products and technology, as well as in the physical infrastructure to serve key markets along the Northeast Corridor, which is economically vital to the country. In 2025 alone, our investments included a successful expansion of our presence in New York, the addition of talented banking professionals in key markets, the targeted adoption of technologies such as artificial intelligence (AI), and the entry into a transformative business combination with Flushing Financial, which should close later this year.

Together with our investments in prior years, these recent initiatives are designed to elevate OceanFirst to new levels of competitive strength, customer service, operational excellence, and financial performance.

440%

TOTAL SHAREHOLDER RETURN SINCE 1996

Flushing Financial: Platform for Profitable Growth

At the end of last year, we took one of the most significant steps in our journey to establish OceanFirst as a leading regional banking franchise and to build a platform for long-term, profitable growth. In December 2025, we announced an agreement to acquire Flushing Financial Corporation, the holding company for Flushing Bank, through an all-stock merger. As part of the transaction, funds managed by the private equity firm Warburg Pincus LLC committed to make a $225 million equity investment in the combined Company, providing additional capital to support future growth. The merger is expected to close in the first half of 2026, subject to customary regulatory and shareholder approvals.

While bank acquisitions are often met initially with market skepticism and near-term pressure on stock performance, long-term value is ultimately determined by disciplined execution, strategic fit, and financial returns. Over the past decade, OceanFirst has successfully integrated multiple acquisitions. We approach each transaction with a clear focus on risk-adjusted returns and sustained shareholder value and have a strong track record of executing acquisitions in a manner that enhances earnings, strengthens our balance sheet, and expands our footprint, while continuing to deliver a quality customer experience.



Joseph J. Lebel III
President and Chief Operating Officer

THE PROPOSED FLUSHING FINANCIAL MERGER IS A MAJOR STEP IN ESTABLISHING OCEANFIRST AS A LEADING REGIONAL BANKING FRANCHISE AND BUILDING A PLATFORM FOR LONG-TERM, PROFITABLE GROWTH.

The acquisition of Flushing Financial reflects this same disciplined approach. While the transaction offers meaningful near-term financial benefits, including improved operating leverage and earnings power, it is equally important for its strategic positioning and long-term growth potential.

The acquisition of Flushing Bank:

- Accelerates our expansion into New York City and Long Island, among the deepest and most valuable banking markets in the United States.

- Provides positive operating leverage to improve key performance metrics, including return on assets and earnings per share growth over the next several quarters.

- Reflects a lower execution risk profile in an environment where integration timelines can be swift, allowing for a strategic transaction to be consummated and completed in less than a year.

- Establishes critical scale in a market with limited regional bank competition, positioning the Company for sustained growth and creating long-term scarcity value.

Expanding In New York

Placing the Flushing Bank acquisition in the context of our strategic plan and long-term franchise value is important. While New York

is a market dominated by behemoth, global players, OceanFirst has successfully competed in the market for years. We entered the New York market in 2019, shortly prior to the pandemic. In the years since, we have quietly built a $2 billion asset position in New York. In 2025, we stepped up the pace of investment by hiring an additional 36 bankers and opening our fifth branch, in Melville, Long Island. Our expansion in New York was one reason the Company posted such strong growth in the third and fourth quarters of 2025.

The combined organization will operate under the OceanFirst brand and will have approximately $23 billion in total assets, $17 billion in total loans, and $18 billion in total deposits. The merger will more than double the total number of branches we operate in the greater New York Metropolitan Area, giving us a meaningful presence in the attractive markets of Suffolk, Nassau, Queens, Brooklyn, and Manhattan, and providing an expanded distribution network for our robust product and service offering.

In a banking industry that is rapidly pursuing scale, the proposed merger will strengthen the Company's competitive position in the highly sought-after New York-New Jersey regional market, which represents nearly $2.8 trillion

TOTAL COMMERCIAL AND INDUSTRIAL LOANS

$1.61B



2023

$1.55B



2024

$2.21B



2025

in deposits[1], and is home to almost 20 million residents[2] and 3.5 million small businesses.[3] The resulting organization would hold the #2 community bank deposit market shares in both New Jersey and Long Island.[4]

Increasing Profitability

While organic growth can be exceptionally valuable, entering new markets organically can pressure short-term earnings performance as the investments in talent and branch locations need time to mature. Acquiring Flushing Bank allows OceanFirst to achieve immediate brand scale while also contributing 30 profitable branch locations. Adding a mature branch

network should accelerate improvements in profitability by avoiding the extended payback period typically required for organic growth.

We expect the merger of OceanFirst and Flushing Financial to be measurably accretive to our financial performance. For 2027, the first full year of operations as a combined organization, we are targeting a Return on Average Tangible Common Equity of 12.60%, a Return on Average Assets of 1.00%, and an Efficiency Ratio of 53%. With an expected Common Equity Tier 1 (CET1) ratio of 10.8%, our combined organization will be a strongly capitalized institution with a continued focus on maintaining sound risk management and pristine asset quality.

[1] FDIC BankFind Suite, Summary of Deposits, June 30, 2025.
[2] New York-Newark-Jersey City, NY-NJ Metro Area - Profile data - Census Reporter
[3] 2025 Small Business Profiles for the States, NY and NJ.
[4] Reflects deposit market share for community banks, defined as institutions with less than $50 billion in assets.

EXPANDING CAPABILITIES AND REACH

M&A Risk Profiles Have Changed

Time is risk. Over the past several years, bank M&A regulatory approvals have commonly taken 18-24 months to complete—increasing execution risk while prolonging the merger integration process and lengthening the earn-back horizon. However, the current regulatory environment should enable us to close the transaction, implement the systems integration, and realize the anticipated synergies within 12 months of the announcement. That is simply a materially lower risk position than the very same transaction would have experienced just a few years ago.

Long-Term Franchise Value

The core markets in which we operate have experienced substantial competitive disruption. As a result, we have the extraordinary opportunity to aggressively compete for business owners and consumers who place a premium on deep relationships and sophisticated commercial bank capabilities. Over the past several years, banks with headquarters or a significant competitive presence in our market have either ceased operations or been absorbed into much larger businesses. At least 17 banks or major operating divisions, ranging in asset size from $5 billion to $230 billion, have been acquired in recent years or are in the process of merging.

In basketball terms, we see this as a jump ball for opportunities in the New York market. The additional resources provided by the Flushing acquisition, including branch delivery, profitability, and operating scale, should improve our chances of success.

Post-integration, we expect that OceanFirst will provide a more competitive value proposition for talented commercial bankers and clients.

COMMERCIAL BANKING CONTINUES TO PROVIDE US WITH AN EXCEPTIONAL OPPORTUNITY TO ATTRACT NEW CLIENTS AND ENHANCE OUR SERVICES TO EXISTING CLIENTS.

Commercial Banking: Building Relationships

During the past year, we continued the expansion of our commercial banking business by adding 16 seasoned commercial and industrial (C&I) bankers who contributed to our substantial growth in C&I lending for 2025. Since 2005, we've hired 99 C&I bankers across our regional footprint, and we look forward to adding more in the coming year.

As part of our New York expansion in the commercial bank, we recruited a talented group of bankers and established our Premier Banking Business—a deposit-focused suite of customized solutions designed to meet the financial needs of commercial businesses and organizations, their owners, and senior managers. As has been our practice with commercial bankers, and building on OceanFirst's historical level of superior delivery, every Premier Banker serves as a primary point-of-contact for their customers, delivering exclusive, highly personalized, relationship-based solutions to meet their individualized needs across a wide range of services, including deposit accounts, lending and credit options, treasury management, financial planning tools, and other resources.

Commercial banking continues to provide us with an exceptional opportunity to attract new clients—and enhance our services to existing clients, as we expand our market presence and commercial relationships through the Flushing Financial merger.

Talent and Technology: Expanding Capabilities

OceanFirst has continued to drive organic growth by adding talented individuals, including the commercial bankers already referenced above, and investing in an enhanced set of products and solutions. To strengthen our resources in small community-based real estate project finance, the Company acquired Spring Garden Capital Group, LLC in 2024. Now, in partnership with OceanFirst, Spring Garden has continued to offer an array of services for real estate entrepreneurs, including loans, equity capital and other financing solutions. Spring Garden has historically operated in markets such as Philadelphia, Pittsburgh, Baltimore, Washington, DC, and more recently, major Ohio markets. Since the acquisition, we have expanded Spring Garden's markets to include New York and Boston. The New York expansion has gone particularly well and now represents Spring Garden's highest volume market for loan originations. We expect growth in New York to accelerate further as our brand and relationships benefit from the proposed Flushing Bank acquisition.

OceanFirst has continued to invest in and apply advanced technology, including AI, with the goal of boosting efficiency and scalability, while enhancing the customer experience.



INVESTMENTS IN TECHNOLOGY HAVE CONTRIBUTED SIGNIFICANTLY TO OCEANFIRST'S ABILITY TO OPERATE MORE COST-EFFECTIVELY.

AI tools, particularly those that support the rapid development of process automation, are becoming integral to almost every aspect of the Bank. Nearly two years ago, we began an effort to feed the critical data elements of each business line or operation into a data infrastructure and analytics layer, where it can be accessed by AI models. For example, we are using AI for such functions as analyzing bond portfolios, which can now be done in minutes rather than hours. Another example relates to the workflows used to facilitate compliance with Anti-Money Laundering (AML) and Know Your Customer (KYC) rules, critically important functions that benefit greatly from process automation.

Over the years, our investments in technology have contributed significantly to OceanFirst's ability to operate more cost-effectively. The level of assets that can be supported by our team members has increased dramatically in the process—from approximately $11.6 million per employee just a few years ago to

$15.7 million today. We are continually seeking additional ways to use technology to do things faster, smarter, more economically, and with better outcomes for the Company and our customers.

2025 Financial Results: Investments Powered by Performance

OceanFirst's financial performance for 2025 reflected strong fundamentals, as well as our commitment to making strategic investments in growth. On a GAAP basis, net income available to common stockholders for 2025 was $67.1 million, or $1.17 per diluted share, versus $96.0 million, or $1.65 per diluted share, for the prior year. However, the headline numbers don't tell the full story. Under the covers, there were two critical financial developments in 2025. First, our substantial investment in talent weighed on 2025 earnings as we hired commercial bankers to boost growth rates. Second, two years of an inverted yield curve, from mid-2022 to mid-2024, weighed heavily on net interest margins.

As rates normalized, margins expanded and net interest income increased materially. Our discipline and strategy paid off in the second half of 2025 as core EPS bounced off a multi-year trough of $0.31 per share in the second quarter, to $0.41 per share by the fourth quarter. The 32% improvement in EPS in the second half of 2025 was driven by $900 million of growth in both loans and deposits, which directly resulted from investments made in late 2024 and the first half of 2025.

Core earnings (pre-tax-pre-provision) for 2025, excluding adjustments related to the merger and other strategic actions, were $122.6 million, or $2.13 per diluted share, compared with $129.4 million, or $2.22 per diluted share, a year earlier. The 2025 core

OCEANFIRST'S FINANCIAL PERFORMANCE FOR 2025 REFLECTED STRONG FUNDAMENTALS, AS WELL AS OUR COMMITMENT TO MAKING STRATEGIC INVESTMENTS IN GROWTH.

earnings represented a Return on Average Assets of 0.60% and Return on Average Tangible Common Equity of 7.14%.

Strong organic growth was one of the highlights of 2025. Total assets rose by $1.1 billion over the prior year, to total $14.6 billion, mostly due to increases in loans and securities. Total loans increased by $914 million, to $11 billion, primarily driven by growth in the commercial loan portfolio. Largely due to robust commercial demand, our loan pipeline at year-end 2025 was a robust $474 million, increasing by $167 million over the prior year. Deposits increased by $898 million, to reach $11 billion.

We continued to maintain exceptional asset quality. Non-performing loans as of December 31, 2025, decreased to $27.8 million, or 0.25% of total loans, from $35.5 million, or 0.35% of total loans, a year earlier. The allowance for loan credit losses as a percentage of total non-performing loans increased to 301%, compared to 207% in the prior year.

Capital levels remained strong and in excess of "well-capitalized" regulatory levels. Total stockholders' equity was $1.7 billion at December 31, 2025, and the Company's CET1 capital ratio stood at 10.7%.

OceanFirst has continued to be a good steward of shareholder value. Tangible book value per common share increased to

$50M

OCEANFIRST FOUNDATION GRANTS TO NONPROFIT ORGANIZATIONS (1996-2025)



$19.79, compared to $18.98 a year earlier. The Company paid cash dividends on our common stock totaling $0.80 per share in 2025, and our Board of Directors approved our first quarterly cash dividend for the new year of $0.20 per common share in January 2026. During 2025, we repurchased 1,433,537 shares totaling $24.9 million at a weighted average cost of $17.21. In July 2025, the Board of Directors approved an increase in the share buyback authorization of up to an additional 3.0 million shares. As of December 31, 2025, the Company had 3,226,284 shares available for repurchase under the authorized repurchase programs.

Corporate Citizenship, Community Impact

OceanFirst is motivated by a strong purpose—to provide our customers and communities with the resources to pursue their goals for financial security and success. As a banking institution that has served the needs of our neighbors for over 124 years, we are proud of our many initiatives to invest in our communities and expand their access to opportunity.

For example, OceanFirst made more than $17 million in new community development investments and $148 million in community development loans last year, financing a range of projects. Also, the Bank is a strong supporter of financial literacy programs in our core market areas and, in 2025 invested more than 977 volunteer hours to deliver

190 presentations providing age-appropriate information to individuals served by over 68 organizations.

OceanFirst Foundation was created in 1996 in connection with the Company's initial public offering—and is also celebrating its 30th anniversary this year. The Foundation provides grants to assist families, organizations, schools and communities in our market area. Since inception, it has contributed over $50 million in grants to organizations that promote access to housing, youth development and education, health and wellness, arts and culture, and the overall quality of life in our communities.

We strongly encourage and support our colleagues who wish to give back to their communities by volunteering with nonprofit organizations. Our employees, known as WaveMakers, devoted over 9,100 volunteer hours to local nonprofits in 2025. An annual tradition at OceanFirst, CommUNITYFirst Day provides paid time-off to employees who give a helping hand to their neighbors. In 2025, all OceanFirst branch locations and loan offices closed on the afternoon of September 25 for CommUNITYFirst Day, enabling employees to volunteer at more than 23 nonprofit organizations in five states, with over 700 team members joining in these efforts.

OCEANFIRST HAS CONTINUED TO BE A GOOD STEWARD OF SHAREHOLDER VALUE.

Unlocking Opportunities

We deeply appreciate the professionalism and dedication of our OceanFirst employees, who display a passion for excellence in everything they do, every day. We are confident that our soon-to-be colleagues at Flushing Bank share that commitment, and we look forward to welcoming them to our team. We are also most grateful for the loyalty of our customers, the confidence of our stockholders, and the sound guidance of our Board of Directors.

We are tremendously excited about the opportunities that lie ahead for OceanFirst as a result of our investments, and especially the potential of the Flushing Bank combination. Together, we will be a stronger, more competitive regional bank with a major presence in a large and attractive marketplace. Our expanded distribution network will allow us to reach a substantially larger customer base with our talented team members and comprehensive array of products, services and solutions. We also expect the resulting organization to continue to be a magnet for the top-tier talent needed to serve our customers and support our growth. Going forward, we are committed to building on our greater strength and scale—and our enhanced potential for operational and financial performance—to continue investing in innovation, providing a best-in-class customer experience, and delivering increasing shareholder value.

Sincerely,

Christopher D. Maher
*Chairman of the Board
and Chief Executive Officer*

Joseph J. Lebel III
*President and
Chief Operating Officer*

April 16, 2026



Total Stockholders' Equity
($ in billions)



**Tangible Book Value
per Common Share**

THREE DECADES OF GROWTH

OceanFirst's strong market presence today is the product of 30 years of growth and progress since the IPO.



($ in billions)

Net Loans Receivable · Total Assets · Stockholders' Equity

OCEANFIRST'S IPO:
MILESTONES AND MOMENTUM



1902

*Founded in
Point Pleasant Beach,
New Jersey*

1996

In 2026, we celebrate the 30th anniversary of OceanFirst's initial public offering. While our roots date back to 1902—when Point Pleasant Building and Loan Association first began offering home mortgage loans and savings accounts to our neighbors in northern Ocean County, NJ—our 1996 IPO was a transformational event. It not only provided access to additional capital, but also set the stage for three decades of growth and progress. Since that time, OceanFirst has launched new products and services for our customers, expanded into a regional banking institution, developed an exceptionally talented team, and delivered performance and value for our stockholders, all while supporting our local communities.

A number of milestones along our journey of growth and progress, as well as key external events that reflect our strength and resilience, are noted below. Our forward momentum continues today, with our pending merger with Flushing Financial Corp.

1996

The Company converted from mutual to stock ownership through an initial public offering (IPO) and established OceanFirst Financial Corp. (NASDAQ: OCFC) as our holding company. The initial public offering raised $168 million, the first step toward a market valuation that now tops $1 billion.

OceanFirst became the first bank to create a charitable foundation in connection with an IPO, endowing OceanFirst Foundation with stock valued at $13 million, and becoming a model for similar organizations across the U.S. banking industry. The Foundation supports our communities by providing grants to nonprofit organizations that promote health and wellness, access to housing, economic opportunity, youth development and education, the arts, and overall quality of life.

Former Chairman and CEO John Garbarino, and former CFO Michael Fitzpatrick, who collectively served the Company for over 70 years, led OceanFirst through the milestone IPO and the formation of the Foundation.

Commercial Lending services introduced, expanding the scope of products and services available for businesses in our local communities.

1997

1999

2006

2008

2010

1997

OceanFirst's Board of Directors initiated a cash dividend policy soon after our debut as a public company. To date, we have declared cash dividends for 115 consecutive quarters, with stockholders from the IPO receiving cumulative dividends per share of $18.07.

1999

Three years after the IPO, we changed our name to OceanFirst Bank, reflecting our strategic aspiration to provide a wider array of financial products and services.

Online Banking services introduced, to provide greater convenience and choice for our customers.

2006

Assets of OceanFirst Financial Corp. reached $2.1 billion.

$2.1B

2008

The Global Financial Crisis triggers unprecedented economic turmoil. OceanFirst posted solid, consistent operating earnings in each quarter during 2008 despite an extremely challenging national and worldwide economic picture.

2010

Mobile Banking app is made available through iTunes Store.



OCEANFIRST'S IPO: MILESTONES AND MOMENTUM



2012

Superstorm Sandy strikes the Middle Atlantic region with devastating impact on our customers. OceanFirst Bank originates over $72 million in construction loans specifically related to Sandy recovery and OceanFirst Foundation provides critical leadership in support of the Sandy Long Term Recovery Group.

2016

The assets of OceanFirst Financial Corp. reached $5.2 billion, achieved through organic growth along with the acquisition of Colonial American Bank in 2015, and Cape Bancorp and Ocean Shore Holding Co. in 2016.

2018

OceanFirst Bank N.A. became the updated name of our banking subsidiary, with the move to a national charter designed to accelerate growth and differentiate us as a regional financial services provider.

2019

Established commercial banking teams serving metropolitan New York and greater Philadelphia.

2020

The world is ravaged by the COVID-19 pandemic. OceanFirst continued to deliver essential financial services, waiving some payments and expediting $550 million in Paycheck Protection Program (PPP) loans to over 3,400 businesses benefitting 64,000 employees. In 2021, the Bank originated an additional 646 PPP loans for $73 million.



2021

2024

2025

2026

2021

Opened first Pennsylvania retail branch in Center City Philadelphia, and expanded commercial lending teams into Baltimore; Washington, DC; and Boston.

OceanFirst Foundation grants total $40 million since inception. In what will become an annual event, CommUNITYFirst Day is launched to encourage employees to volunteer with local organizations.

2024

Acquisition of Spring Garden Capital Group, LLC expands our product offerings to include a full array of financial and advisory services for real estate entrepreneurs.

2025

Announced agreement to acquire Flushing Financial Corp. The merger will create a dynamic regional bank with approximately $23 billion in total assets, 70 branch locations, and a strong competitive position in the highly attractive New York-New Jersey regional market.

2026

Growth in recent years was largely driven by strategic organic initiatives as well as four more whole bank acquisitions: Sun Bancorp (2018), Capital Bank of New Jersey (2019), and Two River Community Bank and Country Bank (2020).

Since inception, OceanFirst Foundation has awarded more than $50 million to over 1,500 nonprofits assisting hundreds of thousands of our neighbors.

The Flushing Financial transaction is approved by the shareholders of both companies, setting the stage for completion in 2026.

A GROWING MARKET PRESENCE ALONG THE NORTHEAST CORRIDOR



FOCUSED ON AN EXTRAORDINARY MARKET THAT INCLUDES OVER 50 MILLION AMERICANS

SENIOR LEADERS

Stephen Adamo
Executive Vice President
President of Consumer
Banking

Anthony Giordano
Executive Vice President
Chief of Staff to CEO/Chief
of Banking Operations

George Destafney
Executive Vice President
Chief CRE Banking Officer

Daniel Harris
Executive Vice President
Chief CRE Credit Officer

Susanne Svizeny
Executive Vice President
Chief C&I Banking Officer

Neena Miller
Executive Vice President
Chief C&I Credit Officer

Catherine Donald Grove
Senior Vice President
Executive Director
Treasury Management

Nicholas Scarabino
Senior Vice President
Director Of Escrow &
Special Account Services

Brian Wyremski
Senior Vice President
Executive Director
Premier Banking

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John F. Barros
Managing Principal
Civitas Builders

Anthony R. Coscia, Esq.
Partner
Windels Marx

Jack M. Farris
Retired
Verizon Communications, Inc.

Robert C. Garrett
CEO
Hackensack Meridian Health

Kimberly M. Guadagno, Esq.
President and Chief Executive Officer
Mercy Center

Nicos Katsoulis
Retired
Sun National Bank

Joseph J. Lebel III
President and Chief Operating Officer
OceanFirst Bank, N.A.

Christopher D. Maher
Chairman of the Board and
Chief Executive Officer
OceanFirst Bank, N.A

Joseph M. Murphy, Jr.
Retired
Country Bank Holding Company, Inc.

Steven M. Scopellite
Consultant
Retired–Goldman Sachs

Grace C. Torres
Trustee
Prudential Retail Mutual Funds

Patricia L. Turner, MD
Executive Director and CEO
American College of Surgeons

Dalila Wilson-Scott
Executive Vice President and Chief
Impact & Inclusion Officer
Comcast Corporation

DIRECTOR EMERITUS

Angelo J. Catania

John W. Chadwick

John R. Garbarino

Donald E. McLaughlin

Diane F. Rhine

John E. Walsh

OCEANFIRST FINANCIAL CORP. CORPORATE OFFICERS

Christopher D. Maher
Chairman of the Board,
President and Chief
Executive Officer

Joseph J. Lebel III
Senior Executive Vice President
and Chief Operating Officer

Patrick S. Barrett
Senior Executive Vice President
and Chief Financial Officer

Steven J. Tsimbinos
Senior Executive Vice President
and Corporate Secretary

David L. Berninger
Senior Executive Vice President
and Chief Risk Officer

David R. Howard
Executive Vice President
and Treasurer

Patrick Chong
Senior Vice President and
Principal Accounting Officer

Alfred Goon
Senior Vice President, Corporate
Development, Strategy, and
Investor Relations

B. Matthew McCue
Vice President and Assistant
Corporate Secretary

OCEANFIRST BANK N.A. CORPORATE OFFICERS

Christopher D. Maher
Chairman of the Board and
Chief Executive Officer

Joseph J. Lebel III
President and Chief
Operating Officer

Patrick S. Barrett
Senior Executive Vice President
and Chief Financial Officer

David L. Berninger
Senior Executive Vice President
and Chief Risk Officer

Michele B. Estep
Senior Executive Vice President
and Chief Administrative Officer

Brian Schaeffer
Senior Executive Vice President
and Chief Information Officer

Steven J. Tsimbinos
Senior Executive Vice President
and General Counsel



Operations

975 Hooper Avenue
Toms River, NJ 08753

Administrative

110 West Front Street
Red Bank, NJ 07701

www.oceanfirst.com

Virtual Annual Meeting of Stockholders

The annual meeting of stockholders will be held virtually. Instructions to access the virtual meeting are referenced in the proxy statement and available at www.oceanfirst. com in the Investor Relations area.

Investor Relations

Copies of the Company's earnings releases and financial publications, including the annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission are available without charge by contacting: Alfred Goon, Senior Vice President, 1.888.623.2633 Extension 27516 or investorrelations@oceanfirst.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Stock Transfer and Registrar

Shareholders wishing to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts are asked to contact the Company's stock registrar and transfer agent directly:

Broadridge Corporate
Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
(877) 724-6454

NASDAQ: OCFC



Join OceanFirst Bank

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: 001-11713

OceanFirst Financial Corp.

(Exact name of registrant as specified in its charter)

Delaware	**22-3412577**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

110 West Front Street, Red Bank, New Jersey 07701
(Address of principal executive offices)

Registrant's telephone number, including area code: (732) 240-4500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange in which registered
Common stock, $0.01 par value per share	OCFC	NASDAQ

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised final accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒.

The aggregate market fair value of the voting and non-voting common equity held by non-affiliates of the registrant, i.e., persons other than the directors and executive officers of the registrant, was $977,631,160 based upon the closing price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of the registrant's Common Stock as of February 19, 2026 was 57,402,016.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days from December 31, 2025, are incorporated by reference into Part III of this Form 10-K.

INDEX

As permitted, certain sections of OceanFirst's 2025 Form 10-K are not included herein, such as Risk Factors, Properties and Exhibits. Please refer to the company's website www.oceanfirst.com for further information.

Glossary of Defined Terms

The acronyms and abbreviations identified below are used throughout this report, including the Notes to Consolidated Financial Statements.

Term	Acronym / Defined Term
Accounting Standards Update	ASU
Accumulated Other Comprehensive Income	AOCI
Accumulated Other Comprehensive Loss	AOCL
Adjustable-Rate Mortgage	ARM
Allowance for Credit Losses	ACL
Asset Liability Committee	ALCO
Assets Under Administration and Management	AUA/M
Available-for-Sale	AFS
Bank Holding Company	BHC
Bank Holding Company Act of 1956	BHC Act
Bank Owned Life Insurance	BOLI
The Board of Directors	Board
Central Business District	CBD
Change in Bank Control Act	CIBC Act
Chief Operating Decision Maker	CODM
Colonial American Bank	Colonial American
Commercial and Industrial	C&I
Commercial Real Estate	CRE
Community Reinvestment Act	CRA
Comptroller of the Currency	OCC
Consumer Financial Protection Bureau	CFPB
Current Expected Credit Loss	CECL
Deposit Insurance Fund	DIF
Discounted Cash Flow	DCF
Economic Growth, Regulatory Relief and Consumer Protection Act	EGRRCPA
Economic Value of Equity	EVE
Employee Stock Ownership Plan	ESOP
Federal Deposit Insurance Corporation	FDIC
Federal Home Loan Bank	FHLB
Federal Home Loan Mortgage Corporation	FHLMC
Federal National Mortgage Association	FNMA
Federal Reserve System	FRB
Financial Accounting Standards Board	FASB
Flushing Financial Corporation	Flushing
Generally Accepted Accounting Principles	GAAP
Government National Mortgage Association	GNMA
Gramm-Leach Bliley Act	GLBA
Held-to-Maturity	HTM
Home Equity Loans and Line and Other Consumer	Other consumer

Term	Acronym / Defined Term
Interactive Teller Machines	ITM
Interest Rate Risk	IRR
Mortgage-Backed Securities	MBS
Net Asset Value	NAV
New York City	NYC
New York State	NYS
New York State Department of Financial Services	NYDFS
OceanFirst Bank N.A.	Bank
OceanFirst Financial Corp.	Company
OceanFirst Foundation	Foundation
Other Real Estate Owned	OREO
Purchased with Credit Deterioration	PCD
Real Estate Investment Trust	REIT
Right of Use	ROU
Secured Overnight Financing Rate	SOFR
Securities and Exchange Commission	SEC
Securities Exchange Act of 1934	Exchange Act
Small Business Administration	SBA
Spring Garden Capital Group, LLC	Spring Garden
Sun Bancorp, Inc.	Sun
Treadway Commission in Internal Control - Integrated Framework (2013)	COSO 2013 Framework
Trident Abstract Title Agency, LLC	Trident
Troubled Debt Restructuring	TDR
United States Department of Housing and Urban Development	HUD
United States Department of Justice	DOJ
Variable Interest Entity	VIE
Warburg Pincus LLC	Warburg

PART I

Item 1.   Business

General

OceanFirst Financial Corp. (the "Company") is incorporated under Delaware law and serves as the holding company for OceanFirst Bank N.A (the "Bank"). At December 31, 2025, the Company had consolidated total assets of $14.6 billion and total stockholders' equity of $1.7 billion. The Company is subject to regulation by the Board of Governors of the FRB and the SEC. The Bank is primarily subject to regulation and supervision by the OCC, as well as the CFPB due to the Bank exceeding $10 billion in assets. The Bank is also subject to regulation and supervision by the FDIC, as its deposit insurer. Currently, the Company transacts the vast majority of its business through the Bank, its wholly owned subsidiary.

The Bank's principal business is originating loans, consisting of commercial real estate and other commercial loans, which have become a key focus of the Bank. The Bank also invests in other types of loans, including residential construction and consumer loans. The Bank primarily funds these loans by attracting retail and commercial deposits. In addition, the Bank invests in MBS, securities issued by the U.S. Government and agencies thereof, corporate securities and other investments permitted by applicable law and regulations. The Bank's revenues are derived principally from interest on its loans, and to a lesser extent, interest on its debt and equity securities. The Bank also receives income from other products and services it offers including bankcard services, trust and fiduciary services, deposit account services, mortgage banking activity, income from bank owned life insurance and commercial loan swap income. The Bank's primary sources of funds are deposits, principal and interest payments on loans and investments, FHLB advances, and other borrowings. While scheduled payments on loans and securities are predictable sources of funds, deposit flows, loan prepayments, and loan and investment activity are greatly influenced by changes in market interest rates, competition, general economic conditions, including levels of tariffs and any retaliatory responses, unemployment and real estate values, and inflation.

The Company's website address is www.oceanfirst.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through its website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The Company's website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Forward-Looking Statements

In addition to historical information, this annual report contains certain forward-looking statements within the meaning of the federal securities laws, which are based on certain assumptions and describe future plans, strategies and expectations of the Company. Forward-looking statements may be identified by the use of the words such as " estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "could," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company's management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of the Company. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements with respect to the proposed transaction between the Company and Flushing and the proposed investment by Warburg in the Company's equity securities.

Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to: changes in interest rates, inflation, general economic conditions, including potential recessionary conditions, levels of unemployment in the Company's lending area, real estate market values in the Company's lending area, potential goodwill impairment, natural disasters, potential increases to flood insurance premiums, the current or anticipated impact of military conflict, terrorism or other geopolitical events, the imposition of tariffs or other domestic or international governmental policies and retaliatory responses, the effects of a potential future federal government shutdown, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, the availability of low-cost funding, changes in liquidity, including the size and composition of the Company's deposit portfolio and the percentage of uninsured deposits in the portfolio, changes in capital management and balance sheet strategies and the ability to successfully implement such strategies, competition, demand for financial services in the Company's market area, our ability to enter into new markets and capitalize on growth opportunities, the adequacy of and changes in the economic assumptions and methodology for computing the allowance for credit losses, availability of capital, competition, changes in investor sentiment and consumer spending, borrowing and savings habits, changes in accounting principles, a failure in or breach of the Company's operational or security systems or infrastructure, including cyberattacks and fraud, the failure to maintain current technologies, failure to retain or attract employees, the impact of pandemics on our operations and financial results and those of our customers and the Bank's ability to successfully integrate acquired operations.

Additional forward-looking statements related to the proposed transaction with Flushing and the proposed investment by Warburg include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite Company and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement between the Company and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Company's and Flushing's business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of the Company and Flushing; (vii) potential difficulties in retaining Company and Flushing customers and employees as a result of the proposed transaction; (viii) potential litigation relating to the proposed transaction that could be instituted against the Company, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (ix) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (x) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xi) the dilution caused by OceanFirst's issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Market Area and Competition

The Bank is a regional community bank offering a wide variety of financial products and services to meet the needs of customers in the communities it serves. At December 31, 2025, the Bank primarily operated its business through its headquarters located in Toms River, New Jersey, its administrative office located in Red Bank, New Jersey and 41 branch offices and various deposit production facilities located throughout central and southern New Jersey and major metropolitan areas of New York City and Philadelphia. The Bank also operates commercial loan production offices in New Jersey, New York City, the greater Philadelphia area, Pittsburgh, Washington D.C., Baltimore, Boston and Northern Virginia.

One of the largest and oldest financial institutions in New Jersey, the Bank's headquarters are centrally located between New York City and Philadelphia. The economy in the Bank's primary market area, which represents central and southern New Jersey, is driven on a mixture of service and retail trade, with other employment provided by a variety of wholesale trade, manufacturing, federal, state and local government, hospitals and utilities. The area is home to commuters working in and around New York City and Philadelphia and also includes a significant number of vacation and second homes in the communities along the New Jersey shore. In addition, the Bank provides banking services through teams located in the major metropolitan markets from Massachusetts through Virginia.

The Bank's future growth opportunities will be influenced by the growth and stability of its geographic marketplace and the competitive environment. The Bank faces significant competition in making loans and attracting deposits. In addition, rapid technological changes and consumer preferences will continue to result in increased competition for the Bank's digital services as several well-funded technology-focused companies are focused on developing innovations in payments, distributed ledger, and cryptocurrency networks to disintermediate portions of the traditional banking model. The states of New Jersey and Virginia and the metropolitan areas of New York City, Philadelphia, Pittsburgh, Baltimore, Boston and Washington D.C. are also attractive markets to many financial institutions. Many of the Bank's competitors are significantly larger institutions that have greater financial resources than the Bank. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, financial technology companies, insurance companies, private lenders, and government sponsored enterprises. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, and credit unions. The Bank also faces competition for deposits from short-term money market funds, other corporate and government securities funds, financial technology companies, and from other financial service institutions such as brokerage firms and insurance companies. The Bank distinguishes itself from large bank competitors with teams of local financial experts in each market providing personalized accounts, extraordinary customer service and local decision-making.

Community Involvement

The Bank promotes efforts to enhance the quality of life in the communities it serves through employee volunteer efforts and the work of the Foundation. Employees are encouraged to help their communities and receive up to eight hours of Bank-paid volunteer time each year. The Company's employees, known as the WaveMakers when helping in the community, collectively spend thousands of hours volunteering and serving in leadership roles with local nonprofit organizations, along with participating in other activities that contribute to improving the quality of life for others. In 2025, the WaveMakers spent over 9,100 hours volunteering their time and talents with nonprofits that assist neighbors which included the Bank's annual volunteering event, held in September 2025, when over 700 employees in five states spent time assisting 23 nonprofits. The Foundation, established in 1996 during the Company's initial public offering, has granted over $51.1 million to enrich the lives of local citizens by supporting initiatives in health and human services, education, affordable housing, youth development, and the arts.

Lending Activities

<u>Loan Portfolio Composition</u>. At December 31, 2025, the Company had total loans outstanding, including $5.8 million of loans held-for-sale, of $11.04 billion, of which $5.42 billion, or 49.1% of total loans, were investor owned commercial real estate, multi-family, and construction loans (including residential development loans), collectively, "commercial real estate - investor". The remainder of the commercial portfolio consisted of commercial and industrial loans, of which $986.4 million were commercial and industrial - real estate, or 8.9% of total loans; and $1.23 billion were commercial and industrial - non-real estate loans, or 11.1% of total loans. The remainder of the loan portfolio consisted of $3.20 billion of residential real estate loans, or 29.0% of total loans; and $202.8 million of consumer loans, primarily home equity loans and lines of credit, or 1.8% of total loans. Additionally, at December 31, 2025, 43.9% of the Bank's total loans had adjustable interest rates.

In 2025, the Company adjusted the presentation of loans secured by owner-occupied commercial real estate to commercial and industrial - real estate to reflect the variation in the management and underlying risk profile of such loans as compared with investor commercial real estate loans. Similarly, the Company also adjusted the presentation of commercial and industrial loans that were not secured by real estate to commercial and industrial - non-real estate. Collectively, these two loan portfolios are referred to as "Commercial and industrial" loans. Prior year amounts have been conformed to this change in presentation.

The types of loans that the Bank may originate are subject to federal and state laws and regulations. Interest rates charged by the Bank on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the federal government, including the FRB, and legislative and tax policies.

The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated:

	At December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent of Total**	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**
	(dollars in thousands)					
Commercial real estate - investor	$ 5,420,989	49.1 %	$ 5,287,683	52.2 %	$ 5,353,974	52.5 %
Commercial and industrial:						
Commercial and industrial – real estate	986,431	8.9	902,219	8.9	943,891	9.3
Commercial and industrial – non-real estate	1,227,556	11.1	647,945	6.4	666,532	6.5
Total commercial and industrial	2,213,987	20.1	1,550,164	15.3	1,610,423	15.8
Residential real estate	3,200,032	29.0	3,070,974	30.3	2,984,700	29.3
Other consumer [(1)]	202,763	1.8	230,462	2.3	250,664	2.5
Total loans	11,037,771	100.0 %	10,139,283	100.0 %	10,199,761	100.0 %
Deferred origination costs (fees), net	22,389		10,964		9,263	
Allowance for loan credit losses	(83,726)		(73,607)		(67,137)	
Loans receivable, net	10,976,434		10,076,640		10,141,887	
Less:						
Loans held for sale	5,768		21,211		5,166	
Total loans receivable, net	$ 10,970,666		$ 10,055,429		$ 10,136,721	
Total loans:						
Fixed rate	$ 6,194,695	56.1 %	$ 5,752,078	56.7 %	$ 5,696,173	55.9 %
Adjustable rate	4,843,076	43.9	4,387,205	43.3	4,503,588	44.2
	$ 11,037,771	100.0 %	$ 10,139,283	100.0 %	$ 10,199,761	100.0 %

(1) Consists primarily of home equity loans, home equity lines of credit, student loans, and, to a lesser extent, loans on savings accounts and overdraft lines of credit.

Loan Maturity. The following table shows the contractual maturity of the Bank's total loans at December 31, 2025. The table does not include principal prepayments:

| | At December 31, 2025 | | | | | |
| | | Commercial and Industrial | | | | |
	Commercial Real Estate - Investor	Commercial and Industrial - Real Estate	Commercial and Industrial - Non-Real Estate	Residential Real Estate	Consumer	Total Loans Receivable
			(in thousands)			
One year or less	$ 1,070,529	$ 117,842	$ 210,450	$ 6,224	$ 8,239	$ 1,413,284
After one year:						
More than one year to five years	3,063,108	473,753	831,347	23,238	25,238	4,416,684
More than five years to fifteen years	1,275,924	379,801	165,830	232,577	86,299	2,140,431
More than fifteen years	11,428	15,035	19,929	2,937,993	82,987	3,067,372
Total due after December 31, 2026	4,350,460	868,589	1,017,106	3,193,808	194,524	9,624,487
Total amount due	$ 5,420,989	$ 986,431	$ 1,227,556	$ 3,200,032	$ 202,763	11,037,771
Deferred origination costs (fees), net						22,389
Allowance for loan credit losses						(83,726)
Loans receivable, net						$ 10,976,434
Less: loans held-for-sale						5,768
Total loans receivable, net						$ 10,970,666

The following table sets forth at December 31, 2025, the dollar amount of total loans receivable, contractually due after December 31, 2026, and whether such loans have fixed or adjustable interest rates:

| | Due After December 31, 2026 | | |
	Fixed	Adjustable	Total
		(in thousands)	
Commercial real estate - investor	$ 1,989,336	$ 2,361,123	$ 4,350,459
Commercial and industrial:			
Commercial and industrial – real estate	356,715	511,874	868,589
Commercial and industrial – non-real estate	400,049	617,057	1,017,106
Total commercial and industrial	756,764	1,128,931	1,885,695
Residential real estate	2,840,175	353,633	3,193,808
Consumer	110,009	84,516	194,525
Total loans receivable	$ 5,696,284	$ 3,928,203	$ 9,624,487

Commercial Real Estate - Investor. At December 31, 2025, the Bank's total investor owned commercial real estate loans outstanding were $5.42 billion, or 49.1% of total loans, as compared to $5.29 billion, or 52.2% of total loans at December 31, 2024. The Bank originates investor owned commercial real estate loans that are secured by properties, or properties under construction, that are generally used for business purposes such as office, industrial, multi-family, or retail facilities. A substantial majority of the Bank's investor owned commercial real estate loans are located in its primary market areas.

The following tables present the Company's commercial real estate - investor loans by industry and geography (generally based on location of collateral) as of December 31, 2025:

		At December 31, 2025		
(dollars in thousands)	Amount	Percent of total	Weighted Average LTV [1]	Weighted Average Debt Service Coverage Ratio [2]
Office	$ 496,585	10 %	54 %	1.8x
Medical	305,140	6	55	1.7
Credit Tenant	256,206	5	64	1.6
Total Office [3]	1,057,931	22	57	1.8
Retail	1,121,987	23	59	1.9
Multi-family [4]	970,921	20	61	1.5
Industrial/warehouse	785,264	16	51	2.1
Hospitality	177,896	4	47	1.8
Other [5]	759,363	16	45	1.7
Total	4,873,362	100 %	55 %	1.8x
Construction	547,627			
Total CRE - investor	$ 5,420,989			

(1) Represented the weighted average of loan balances as of December 31, 2025 divided by their most recent appraisal value, which is generally obtained at the time of origination.

(2) Represented the weighted average of net operating income on the property before debt service divided by the loan's respective annual debt service based on the most recent credit review of the borrower.

(3) CBD exposure represented $118 million, or 11.2%, of the total office loan balance at December 31, 2025. Office CBD loans had a weighted average LTV of 56% and weighted average debt service coverage ratio of 1.7x at December 31, 2025. $84 million, or 71%, of the total office CBD exposure are to credit tenants, life sciences and medical borrowers at December 31, 2025. New York City office CBD loans represented $7 million, or 0.05% of the Company's total assets at December 31, 2025.

(4) New York City rent-regulated multi-family loans, where the property has more than 50% of its units rent-regulated, represented $28 million, or 0.19% of the Company's total assets at December 31, 2025.

(5) Other includes underlying co-operatives, single purpose, stores and some living units / mixed use, investor owned 1-4 family, land / development, and other.

	CRE - Investor	
(dollars in thousands)	Amount	Percent of Total
New York	$ 1,447,466	30 %
New Jersey	1,280,871	26
Pennsylvania and Delaware	1,379,562	28
Massachusetts	184,851	4
Maryland and District of Columbia	143,099	3
Other	437,513	9
Total	$ 4,873,362	100 %
Construction	547,627	
Total CRE - investor	$ 5,420,989	

The Bank originates investor owned commercial real estate loans with adjustable and fixed interest rates for a period that generally does not exceed ten years, and generally have an amortization schedule up to 25 years and up to 30 years for multi-family properties. As a result, the typical amortization schedule will result in a substantial principal payment upon maturity. The Bank generally underwrites investor owned commercial real estate loans to a maximum of a 65% to 80% loan-to-value ratio, depending on the asset class, against either the appraised value of the property or its purchase price (for loans to fund the acquisition of real estate), whichever is less. The Bank generally requires a minimum debt service coverage of 1.20x to 1.40x for investor owned real estate, depending on the asset class. There is a potential risk that the borrower may be unable to pay off or refinance the outstanding balance at the loan maturity date. The Bank typically lends in its primary markets to experienced owners or developers who have knowledge and expertise in the commercial real estate market.

The Bank performs extensive due diligence in underwriting investor owned commercial real estate loans due to the larger loan amounts and the riskier nature of such loans. The Bank assesses and mitigates the risk in several ways, including inspection of all such properties and the review of the overall financial condition of the borrower and guarantors, which include, for example, the review of the rent rolls and applicable leases/lease terms and conditions and the verification of income. A tenant analysis and market analysis are part of the underwriting.

Depending on the size of the relationship, financial statements are also required annually for review. For investor owned commercial real estate loans, rent rolls are also required annually in addition to financial statements. Generally, investor owned commercial real estate loans are supported by full or partial personal guarantees by the principals.

For investor owned commercial real estate loans in excess of $750,000, the Bank generally requires environmental professionals to inspect the property and ascertain any potential environmental risks. In accordance with regulatory guidelines, the Bank requires a full independent appraisal for commercial real estate properties for loans in excess of $500,000. The appraiser must be selected from the Bank's approved appraiser list. The Bank generally uses an independent third party to review all applicable property appraisals to ensure compliance with regulations.

The Bank also originates multi-family mortgage loans. The same underwriting standards and procedures that are used to underwrite investor owned commercial real estate loans are used to underwrite multi-family loans, except the loan-to-value ratio generally does not exceed 75% of the appraised value of the property, the debt-service coverage is generally a minimum of 1.20x and an amortization period of up to 30 years may be used.

Additionally, the Bank offers an interest rate swap program that allows commercial loan customers to effectively convert an adjustable-rate commercial loan agreement to a fixed-rate commercial loan agreement. The Bank simultaneously sells an offsetting swap to an investment-grade national bank so that it does not retain this fixed-rate risk. As of December 31, 2025, these back-to-back swaps had a notional amount of $1.54 billion.

The investor owned commercial real estate portfolio also includes loans for the construction of commercial properties. The Bank generally underwrites construction loans for a term of three years or less. The majority of the Bank's construction loans are adjustable-rate loans with a maximum 75% loan-to-value ratio for the completed project and a minimum debt-service coverage of 1.0x during the construction period to ensure there is a sufficient reserve to cover interest payments. The expectation is that the underlying project when complete will produce a debt service coverage ratio that is consistent with the policy for completed income producing projects. Additionally, at the time of initial analysis, the Bank generally underwrites construction loans at a higher interest rate than current market rates. The Bank may commit to provide permanent mortgage financing on its construction loans on income-producing properties. Risk of loss on a construction loan depends largely upon whether the initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest). During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed. The Bank generally mitigates these risks by (i) requiring an independent appraisal, which includes information on market rents and/or comparable sales for competing projects; (ii) making advances on construction loans in accordance with a schedule reflecting the cost of the improvements and performing site inspections to determine if the work has been completed prior to the advancement of funds for the project; and (iii) pre-sale or pre-leasing requirements and phasing of construction.

Investor owned commercial real estate loans are among the largest of the Bank's loans and may have higher credit risk and lending spreads. Because repayment is often dependent on the successful management of the properties, repayment of commercial real estate loans may be affected by adverse conditions in the real estate market or the economy, as a result, the Bank is particularly vigilant of this portfolio. The Bank believes this portfolio is highly diversified with loans secured by a variety of property types and the portfolio has historically exhibited stable credit quality.

<u>Commercial and Industrial</u>. As of December 31, 2025, commercial and industrial – real estate loans totaled $986.4 million, or 8.9% of the total loans, as compared to $902.2 million, or 8.9% of total loans, at December 31, 2024. A substantial majority of the Bank's commercial and industrial – real estate loans are located in its primary market areas.

The following tables present total commercial and industrial – real estate loans by industry and geography (based on location of collateral) as of December 31, 2025:

(dollars in thousands)	Commercial and Industrial – Real Estate		
	Amount	Percent of Total	
Office	$ 124,816	13 %
Retail	160,011	16
Industrial/warehouse	262,387	27
Hospitality	60,673	6
Multi-family	2,749	—
Other [1]	375,795	38
Total	$ 986,431	100 %

(1) Includes underlying single purpose, mixed use, and other.

(dollars in thousands)	Commercial and Industrial – Real Estate		
	Amount	Percent of Total	
New Jersey	$ 386,381	39 %
New York	185,019	19
Pennsylvania and Delaware	262,636	27
Maryland and District of Columbia	24,548	2
Massachusetts	11,272	1
Other	116,575	12
Total	$ 986,431	100 %

A commercial and industrial – real estate property is defined as real estate used by a business for its operations. To be considered commercial and industrial – real estate, the underlying business must either occupy 51% of the building's total square footage or pay 51% of the total market rate rental income derived from the property. Given that the repayment is generally dependent on the ongoing operations of the underlying business with similar risk of a commercial and industrial – non-real estate loan, the Bank reviews and analyzes the financial history and capacity of the operating business in addition to the real estate collateral value. The Bank generally requires the corporate guarantee of the operating business, if not a direct borrower.

The Bank primarily underwrites commercial and industrial – real estate loans to a maximum of 70% to 80% loan-to-value ratio, depending on the property type, against either the appraised value of the property or its purchase price (for loans to fund the acquisition of real estate), whichever is less. The Bank generally requires a minimum debt service coverage of 1.25x to 1.40x for commercial and industrial – real estate, depending on the property type. There is a potential risk that the borrower may be unable to pay off or refinance the outstanding balance at the loan maturity date.

For commercial and industrial – real estate loans in excess of $750,000, the Bank generally requires environmental professionals to inspect the property and ascertain any potential environmental risks. In accordance with regulatory guidelines, the Bank requires a full independent appraisal for commercial real estate properties for loans in excess of $500,000. The appraiser must be selected from the Bank's approved appraiser list. The Bank generally uses an independent third party to review all applicable property appraisals to ensure compliance with regulations.

At December 31, 2025, commercial and industrial – non-real estate loans totaled $1.23 billion, or 11.1% of the Bank's total loans outstanding, compared to $647.9 million, or 6.4% of total loans, at December 31, 2024. The Bank originates commercial and industrial – non-real estate loans and lines of credit (including for working capital, fixed asset purchases, and acquisition, receivable, and inventory financing) primarily in the Bank's market areas. In certain instances, the Bank also purchases commercial and industrial – non-real estate loans through existing third-party channels. In underwriting commercial and industrial – non-real estate loans and credit lines, the Bank reviews and analyzes the financial history and capacity of the borrower, collateral value, financial strength and character of the principal borrowers, and general payment history of the principal borrowers in coming to a credit decision. The Bank generally originates commercial and industrial – non-real estate loans secured by the assets of the business including accounts receivable, inventory, equipment, and fixtures. The Bank generally requires the personal guarantee of the principal borrowers for all commercial and industrial – non-real estate loans.

The risk of loss on a commercial and industrial – non-real estate business loan is dependent largely on the borrower's ability to repay the loan from the ongoing operations of the business. In addition, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Typically, financial covenants are included in the loan structure which may include balance sheet leverage, cash flow leverage, liquidity requirements; debt service coverage, and/or fixed charge coverage. Requirements may differ based on loan size, industry, facility types, capital stack, and years in business.

Depending on the size of the loan and relationship, financial statements are also required annually for review of commercial and industrial loans.

Total Consumer Loans (residential real estate and other consumer). As of October 15, 2025, the Company discontinued its origination of residential and other consumer loans. As a result, the Company subsequently entered into a strategic partnership with a national mortgage banking company to provide a channel for customers interested in a residential mortgage (referred to as "residential outsourcing"). The Company continued to process outstanding commitments to originate residential and consumer loans through December 2025. As of December 31, 2025, the Company had $9.5 million of residential loans and no consumer loans in the pipeline, which represents the remaining commitments expected to close in 2026. Below describes the Company's process for the existing residential and consumer portfolio through 2025.

Residential Real Estate

The Bank offered both fixed-rate and ARM loans secured by one-to-four family residences with maturities up to 30 years. The majority of such loans are secured by property located in the Bank's primary market area. Loan originations were typically generated by the Bank's commissioned loan representatives and were largely derived from contacts within the local real estate industry, members of the local communities, the Bank's existing or past customers, and targeted advertising through digital channels.

At December 31, 2025, $3.20 billion, or 29.0% of total loans, were residential real estate loans, which included $5.8 million of loans held-for-sale, and consisted primarily of single family and owner occupied loans, as compared to $3.07 billion, or 30.3% of total loans, at December 31, 2024. To a lesser extent, and included in this activity, are residential mortgage loans secured by seasonal second homes, non-owner occupied investment properties and construction loans. The average size of the Bank's residential real estate loans was approximately $358,000 at December 31, 2025.

The Bank offered several ARM loan programs with interest rates that adjust between annually to ten years, as well as loans that operate as fixed-rate loans at their onset and later convert to an ARM for the remainder of the term. These loans have periodic and overall caps on the increase or decrease at any adjustment date and over the life of the loan. These loans are indexed to an applicable SOFR rate or U.S Treasury plus a spread. The majority of the ARM portfolio is tied to the one-year U.S. Treasury bill. Adjustments are generally based on a spread between 2.75% and 3.25%. Generally, the maximum interest rate on these loans is 6% above the initial interest rate.

ARM loans may pose credit risks different than the risks inherent in fixed-rate loans, primarily because as interest rates rise, the payments of the borrower rise, thereby increasing the potential for delinquency and default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In order to minimize risks, borrowers of ARM loans with an initial fixed period of five years or less must qualify based on the greater of the note rate plus 2% or the fully-indexed rate. Seven- to ten-year ARM loans must qualify based on the note rate. The Bank does not originate ARM loans that can result in negative amortization.

The Bank's fixed-rate mortgage loans were generally made for terms from ten to 30 years. The Bank either holds its residential loans for its portfolio or sells a portion of its loans to either government sponsored enterprises such as the FHLB, Freddie Mac or Fannie Mae, or to a third party aggregator. During 2025, the Company sold $500.6 million of loans with a related gain on sale of loans for $3.7 million for the year ended December 31, 2025. Additionally, during 2025 the Company sold non-performing residential and consumer loans of $9.8 million, with related charge-offs of $1.5 million. In certain loan sales, the Company will retain servicing rights, otherwise servicing rights may be sold as part of the loan sale. The retention of fixed-rate mortgage loans may increase the level of interest rate risk exposure of the Bank, as the rates on these loans will not adjust during periods of rising interest rates and the loans can be subject to substantial increases in prepayments during periods of falling interest rates.

The Bank's policy was to originate residential real estate loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan, up to 95% of the appraised value or selling price if private mortgage insurance is obtained, and up to 97% of the lower of the appraised value or selling price if the borrower qualified for the NeighborFirst, Helping Home Loan, or special purpose credit program available to certain census tracts. Appraisals are obtained for loans secured by real estate properties. The weighted average loan-to-value ratio of the Bank's residential real estate loans, excluding loan purchase pools, was 62% at December 31, 2025 based on appraisal values at the time of origination. Title insurance is typically required for first mortgage loans. Residential mortgage loans that were originated by the Bank include due-on-sale clauses which provide the Bank with the contractual right to declare the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank's consent. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate residential mortgage loan portfolio and the Bank has generally exercised its rights under these clauses.

The Bank has made, and may continue to make, residential mortgage loans that will not qualify as Qualified Mortgage Loans under the Dodd-Frank Act and the CFPB regulations. See Risk Factors – Risks Related to Lending Activities – The Dodd-Frank Act imposes obligations on originators of residential mortgage loans.

Included in the Bank's residential real estate loan balance at December 31, 2025, were residential construction loans which totaled $80.5 million. The Bank originated residential construction loans primarily on a construction to permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. All of the Bank's residential construction loans were made to individuals building a residence.

Construction lending, by its nature, entails additional risks compared to residential real estate lending, attributable primarily to the fact that funds are advanced based upon a security interest in a project which is not yet complete. The risk of loss on a construction loan depends largely upon whether the initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed. The Bank addresses these risks through its underwriting policies and procedures and its experienced staff.

Home Equity Loans and Lines, Student Loans and Other Consumer

At December 31, 2025, the Bank's consumer loans totaled $202.8 million, or 1.8% of the Bank's total loan portfolio, as compared to $230.5 million, or 2.3% of total loans, at December 31, 2024. Of the total consumer loan portfolio: home equity loans comprised $95.8 million; home equity lines of credit comprised $90.4 million; and student loans comprised $12.0 million.

The Bank originated home equity loans typically as fixed-rate loans with terms ranging from five to 20 years. The Bank also offered variable-rate home equity lines of credit. Home equity loans and lines of credit were originated based on the applicant's income and their ability to repay and are secured by a mortgage on the underlying real estate, typically owner-occupied, one-to-four-family residences. Generally, the loan when combined with the balance of any applicable first mortgage lien, may not exceed 80% of the appraised value of the property at the time of the loan commitment. The Bank charges an early termination fee should a home equity loan or line of credit be closed within two or three years of origination. A borrower is required to make minimum monthly payments of principal and interest, based upon a 10-, 15- or 20-year amortization period. Certain home equity lines of credit require the payment of interest-only during the first five years with fully-amortizing payments thereafter. At December 31, 2025, these loans totaled $8.4 million, as compared to $5.9 million at December 31, 2024.

The adjustable rate of interest charged is generally based upon the prime rate of interest (as published in the Wall Street Journal), although the range of interest rates charged may vary from 1.0% below prime to 1.5% over prime. The loans have an 18% lifetime cap on interest rate adjustments.

Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy, and insolvency laws may limit the amount that can be recovered on such loans.

Loan Approval Procedures and Authority. The Loan Committee of the Board of Directors establishes the loan approval policies of the Bank based on the type of loan and the total exposure to the individual borrower. The Loan Committee of the Board of Directors has authorized the approval of loans by a minimum of two officers of the Bank or the Management Credit Committee, on a scale which requires approval by personnel with progressively higher levels of credit approval authority as the loan amount increases. Pursuant to applicable regulations, loans to one borrower generally cannot exceed 15% of the Bank's unimpaired capital.

Acquired loans are evaluated under OceanFirst's credit risk management policies during pre-closing due diligence and during post-closing risk rating reviews.

In addition to internal credit reviews, the Bank has engaged independent firms specializing in commercial loan reviews to examine a selection of commercial real estate and commercial and industrial loans and provide management with objective analysis regarding the quality of these loans throughout the year. The independent firms reviewed over 60% of the outstanding loan balances for the Bank's commercial real estate and commercial and industrial loans during 2025. Their conclusion was that the Bank's internal credit reviews are consistent with both Bank policy and general industry practice.

Loan Servicing. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making inspections as required of mortgaged premises, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of defaults, making certain insurance and tax payments on behalf of the borrowers, and generally administering the loans. The Bank also services mortgage loans for others. Generally, loans currently being serviced for others are loans which were originated by the Bank and subsequently sold to third parties. At December 31, 2025, the Bank was servicing $365.4 million of loans for others.

Delinquencies and Classified Assets. The steps taken by the Bank with respect to delinquencies vary depending on the nature of the loan and period of delinquency. When a borrower fails to make the required payment on a loan, the Bank takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. The Bank sends the borrower a written notice of non-payment after the loan is first past due. In the event payment is not then received, additional letters and phone calls generally are made. The Bank may offer to modify the terms or take other forbearance actions which afford the borrower an opportunity to satisfy the loan terms. If the loan is still not brought current and it becomes necessary for the Bank to take legal action, which typically occurs after a loan is delinquent at least 120 days or more, the Bank will either: (i) commence litigation to acquire the collateral, including foreclosure proceedings against any real property that secures the loan; or (ii) sell eligible non-performing loans where foreclosure proceedings may or may not have been initiated. If a foreclosure action is instituted and the loan is not brought current, paid in full, or an acceptable workout accommodation is not agreed upon before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Foreclosure timelines in New Jersey are among the longest in the nation and have remained protracted over the past several years.

The Bank classifies assets in accordance with its Classification of Assets and the ACL policy, which considers certain regulatory guidelines and definitions. As part of the ACL policy, the Bank's Special Asset Group reviews and confirms the criticized and classified commercial loan report monthly. At December 31, 2025 and 2024, the Bank had $104.0 million and $105.3 million, of loans, including OREO, classified as Substandard, respectively. The decrease in substandard loans is primarily due to payoffs, partly offset by new downgrades and net migrations from special mention to substandard. Assets which do not currently expose the Bank to sufficient risk to warrant classification but possess potential weaknesses, such as past delinquencies, are designated as Special Mention. Special Mention loans totaled $18.2 million at December 31, 2025, as compared to $54.5 million at December 31, 2024. The decrease in special mention loans was primarily due to upgrades, payoffs and migrations to substandard, partly offset by new downgrades to special mention during the year ended December 31, 2025.

Non-Performing Loans and OREO. The following table sets forth information regarding non-performing loans, including PCD loans, and OREO. The Bank's PCD loans relate to loans acquired from acquisitions. PCD loans are accounted for at the purchase price or acquisition date fair value, with an estimate of expected credit losses for groups of PCD loans with similar risk characteristics and individual PCD loans without similar characteristics, to arrive at an initial amortized cost basis. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due or in the process of foreclosure.

	At December 31,		
	2025	2024	2023
	(dollars in thousands)		
Non-performing loans [1][2][3]	$ 27,791	$ 35,527	$ 29,548
OREO	10,266	1,811	—
Non-performing assets [2]	$ 38,057	$ 37,338	$ 29,548
Allowance for loan credit losses	$ 83,726	$ 73,607	$ 67,137
Allowance for unfunded commitments	4,028	3,264	1,987
Allowance for loan credit losses as a percent of total loans receivable [4]	0.76 %	0.73 %	0.66 %
Allowance for loan credit losses as a percent of total non-performing loans [2][4]	301.27	207.19	227.21
Non-performing loans as a percent of total loans receivable [2]	0.25	0.35	0.29
Non-performing assets as a percent of total assets [2]	0.26	0.28	0.22

(1) Excludes loans held-for-sale.
(2) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure. Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure.
(3) The year ended December 31, 2025 included the sale of non-performing residential and consumer loans of $9.8 million.
(4) Loans acquired from acquisitions were recorded at fair value. The net unamortized credit and PCD marks on these loans, not reflected in the allowance for loan credit losses, were $4.0 million, $6.0 million, and $7.5 million at December 31, 2025, 2024, and 2023, respectively.

Non-performing loans totaled $27.8 million at December 31, 2025, a decrease of $7.7 million as compared to December 31, 2024, primarily due to loans that paid off or returned to accrual status. The Company had OREO assets of $10.3 million and $1.8 million at December 31, 2025, and 2024, respectively. The increase in OREO assets primarily due to one commercial loan.

Allowance for Credit Losses: Under the CECL model, the ACL on financial assets is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the financial assets' amortized cost basis to present the net amount expected to be collected on the financial assets. The CECL model also applies to certain off-balance sheet credit exposures.

The Company estimates the loan ACL based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to write off accrued interest receivable by reversing interest income in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the amortized cost basis and therefore excludes it from the measurement of the loan ACL. A description of the methodology used in establishing the ACL is set forth in the section Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, Allowance for Credit Losses.

At December 31, 2025 and 2024, the Bank's loan ACL as a percentage of total loans was 0.76% and 0.73%, respectively. The net unamortized credit and PCD marks on all acquired loans, not reflected in the allowance, was $4.0 million and $6.0 million at December 31, 2025 and 2024, respectively. The loan ACL as a percentage of total non-performing loans was 301.27% and 207.19% at December 31, 2025 and 2024, respectively. The Bank will continue to monitor its allowance for loan credit losses as conditions dictate.

The following table sets forth activity in the Bank's loan ACL for the periods set forth in the table:

	At or for the Year Ended December 31,		
	2025	**2024**	**2023**
	(dollars in thousands)		
Balance at beginning of year	$ 73,607	$ 67,137	$ 56,824
Charge-offs:			
Commercial real estate - investor [1]	3,534	1,659	8,350
Commercial and industrial:			
Commercial and industrial – real estate	—	—	6
Commercial and industrial – non-real estate	835	—	129
Total commercial and industrial	835	—	135
Residential real estate [2]	1,451	76	—
Other consumer [2]	433	485	208
Total charge-offs	6,253	2,220	8,693
Recoveries	808	665	311
Net charge-offs	5,445	1,555	8,382
Initial allowance on acquired loans from Spring Garden	—	2,547	—
Provision for credit losses	15,564	5,478	18,695
Balance at end of year	$ 83,726	$ 73,607	$ 67,137

(1) Commercial real estate - investor charge-offs during the year ended December 31, 2025 primarily related to two commercial relationships of $1.6 million. Commercial real estate - investor charge-offs during the year ended December 31, 2024 and 2023 of $1.7 million and $8.4 million, respectively, primarily related to a single commercial relationship which was resolved via sale of collateral during 2024.

(2) The year ended December 31, 2025 included charge-offs of $1.5 million related to the sale of non-performing residential and consumer loans.

The following table sets forth the net charge-offs/recoveries and the percent of net charge-offs/recoveries by loan category to average net loans outstanding for the periods indicated (dollars in thousands):

	At or for the Year Ended December 31,					
	2025		**2024**		**2023**	
	Net Charge-offs (Recoveries)	**Ratio of Net Charge-offs (Recoveries) to Average Loans**	**Net Charge-offs (Recoveries)**	**Ratio of Net Charge-offs (Recoveries) to Average Loans**	**Net Charge-offs (Recoveries)**	**Ratio of Net Charge-offs (Recoveries) to Average Loans**
Net charge-offs (recoveries):						
Commercial real estate - investor	$ 3,353	0.03 %	$ 1,440	0.02 %	$ 8,344	0.08 %
Commercial and industrial:						
Commercial and industrial – real estate	(19)	—	(32)	—	(8)	—
Commercial and industrial – non-real estate	505	0.01	(18)	—	104	—
Total commercial and industrial	486	—	(50)	—	96	—
Residential real estate	1,360	0.01	(130)	—	(43)	—
Other consumer	246	—	295	—	(15)	—
Total net charge-offs (recoveries)	5,445	0.05 %	1,555	0.02 %	8,382	0.08 %
Average net loans outstanding during the year	$ 10,265,245		$ 10,019,531		$ 10,016,859	

The following table sets forth the Bank's ACL by loan category and its percent to total loan ACL at December 31, 2025, 2024 and 2023, and the percent of loans to total loans in each of the categories listed at the dates indicated (dollars in thousands):

		At December 31,								
	2025			**2024**			**2023**			
	ACL Amount	**Percent of ACL to Total ACL**	**Percent of Loans to Total Loans**	**ACL Amount**	**Percent of ACL to Total ACL**	**Percent of Loans to Total Loans**	**ACL Amount**	**Percent of ACL to Total ACL**	**Percent of Loans to Total Loans**	
Commercial real estate - investor	$ 29,944	35.8 %	49.1 %	$ 30,780	41.8 %	52.2 %	$ 27,899	41.6 %	52.5 %	
Commercial and industrial – real estate	4,753	5.7	8.9	3,817	5.2	8.9	4,354	6.5	9.3	
Commercial and industrial – non-real estate	23,376	27.9	11.1	10,471	14.2	6.4	6,867	10.2	6.5	
Residential real estate	24,680	29.5	29.0	27,587	37.5	30.3	27,029	40.3	29.3	
Other consumer	973	1.2	1.8	952	1.3	2.3	988	1.5	2.5	
Total	$ 83,726	100.0 %	100.0 %	$ 73,607	100.0 %	100.0 %	$ 67,137	100.0 %	100.0 %	

Investment Activities

The Bank views its securities portfolio primarily as a source of income and liquidity. Interest and principal payments generated from securities provide a source of liquidity to fund loans and meet short-term cash needs. The portfolio is also used to provide collateral for qualified deposits and borrowings and to manage interest rate risk.

The investment policy is overseen by the Board and generally limits investments to government and federal agency obligations, agency and non-agency mortgage-backed securities, and municipal, corporate, and asset-backed securities. The Company's investment policy mirrors that of the Bank except that it allows for the purchase of certain other debt, preferred stock, and equity securities in limited amounts. The Board has delegated authority to implement the investment policy to the Company and Bank's Investment Committees under the oversight of the Asset Liability Committee, which are both management-level committees. Day-to-day management of the portfolio rests with the Treasurer.

Classification of securities are determined by management at the time of purchase. If the Bank has the intent and the ability at the time of purchase to hold debt securities until maturity, they may be classified as held-to-maturity. Debt securities identified as held-to-maturity are carried at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to interest income. Debt securities to be held for indefinite periods of time, but not necessarily to maturity, are classified as available-for-sale. Such debt securities are carried at an estimated fair value and unrealized gains and losses, net of tax effect, are included as a separate component of stockholders' equity. Refer to Note 4. Securities to the Consolidated Financial Statements.

The majority of the Bank's residential and commercial mortgage-backed securities are issued or guaranteed by an agency of the U.S. government including FHLMC, FNMA, and GNMA. Agency mortgage-backed securities along with obligations issued directly by the U.S. government, and its agencies entail a lesser degree of credit risk than loans made by the Bank and most other securities by virtue of the guarantees that back them; they require less capital under risk-based capital rules, are generally more liquid, and are more easily used to collateralize borrowings or other obligations of the Bank. Each of the U.S. government, agency, and agency guaranteed obligations are rated AA+ by Standard and Poor's and Aa1 by Moody's.

The municipal portfolio provides tax-advantaged yield and diversification of risk and is generally comprised of general obligation and revenue bonds issued by states, cities, counties and other governmental entities to fund day-to-day obligations and to finance capital projects such as building schools, highways, sewer systems, hospitals, or other critical infrastructure. The asset-backed securities portfolio provides attractive yields and diversification of risk and is largely comprised of senior classes of collateralized loan obligations that invest in U.S.-based syndicated and middle market loans. The corporate debt securities portfolio is comprised of U.S. financial services and industrial companies that exhibit strong credit characteristics and provide attractive returns. The Bank may occasionally invest in non-agency residential or commercial mortgage-backed securities that are rated investment grade depending on credit and return on investment profiles. The vast majority of municipal, asset-backed, corporate, and other mortgage-backed securities are issued by entities with current credit ratings by one of the nationally recognized statistical rating organizations that are considered investment grade. See Note 4 Securities to the Consolidated Financial Statements.

The table below sets forth certain information regarding the amortized cost, weighted average yield, and contractual maturities, excluding scheduled principal amortization, of the Bank's debt securities as of December 31, 2025. The weighted average yield is calculated based on the yield to maturity weighted for the size of each debt security over the entire portfolio of debt securities. The weighted average yields on tax-exempt obligations have been computed on a tax-equivalent basis. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Refer to Note 4. Securities to the Consolidated Financial Statements for further discussion on contractual maturities and callable securities.

	At December 31, 2025									
									Total	
	One Year or Less Amortized Cost	Weighted Average Yield	More than One Year to Five Years Amortized Cost	Weighted Average Yield	More than Five Years to Ten Years Amortized Cost	Weighted Average Yield	More than Ten Years Amortized Cost	Weighted Average Yield	Amortized Cost (1)	Estimated Fair Value
	(dollars in thousands)									
U.S. government and agency obligations	$ 10,092	0.82 %	$ 44,515	1.35 %	$ —	— %	$ —	— %	$ 54,607	$ 51,941
State and municipal debt obligations	23,820	1.57	57,698	2.05	39,561	2.67	119,964	4.37	241,043	240,318
Corporate debt securities (2)	1,209	1.50	47,565	5.76	24,077	6.58	4,082	9.69	76,933	76,769
Asset-backed securities (3)	—	—	5,000	6.16	34,610	5.80	74,985	5.75	114,595	114,494
Mortgage-backed securities(4):										
Agency residential	266	2.17	9,203	2.31	111,062	1.76	1,325,626	4.07	1,446,157	1,401,367
Agency commercial	—	—	82,248	2.02	38,648	1.96	64,691	4.25	185,587	171,280
Non-agency commercial	—	—	—	—	—	—	1,531	2.23	1,531	1,448
Total mortgage-backed securities	$ 266	2.17 %	$ 91,451	2.05 %	$ 149,710	1.81 %	$1,391,848	4.07 %	$1,633,275	$1,574,095
Total debt securities(5)	$ 35,387	1.36 %	$ 246,229	2.72 %	$ 247,958	2.97 %	$1,590,879	4.19 %	$2,120,453	$2,057,617

(1) The amortized cost of available-for-sale securities excludes the portfolio layer fair value hedge basis adjustments of $4.0 million at December 31, 2025.
(2) $43.6 million carry interest rates which adjust to a spread over SOFR on a quarterly basis.
(3) All of the Bank's asset-backed securities carry interest rates which adjust to a spread over SOFR on a quarterly basis.
(4) $239.7 million carry interest rates which generally adjust to a spread over SOFR on a monthly basis.
(5) Includes fixed rate securities that are the hedged items in fair value hedges under the portfolio layer method. The hedged instruments are pay fixed rate and receive floating rate interest rate swaps, and the total notional amount of these hedges is $678.9 million as of December 31, 2025.

Equity Investments. At December 31, 2025, and 2024, the Company held equity investments of $91.9 million and $84.1 million, respectively. The equity investments are primarily comprised of select financial services institutions' preferred stocks, and investments in other financial institutions and investment funds. At December 31, 2025, and 2024, the Company held restricted equity investments of $129.3 million and $108.6 million, respectively. The restricted equity investments are primarily comprised of FHLB and FRB stock which are carried at cost.

Sources of Funds

General. The Bank's primary sources of funds are deposits, principal and interest payments on loans and investments, FHLB advances, and other borrowings. While scheduled payments on loans and securities are predictable sources of funds, deposit flows, loan prepayments, and loan and investment sales are greatly influenced by changes in market interest rates, competition, general economic conditions, including levels of unemployment and real estate values, and inflation. The Bank has other sources of liquidity if a need for additional funds arises, including lines of credit at multiple financial institutions and access to the FRB discount window.

Deposits. The Bank offers a variety of deposit accounts with a range of interest rates and terms to retail, government, and business customers. The Bank's deposits consist of money market accounts, savings accounts, interest-bearing checking accounts, non-interest-bearing accounts, and time deposits, including brokered deposits. The flow of deposits is influenced significantly by general economic conditions, prevailing interest rates, and competition. The Bank's deposits are obtained predominantly from the areas in which its branch offices are located, and to a lesser extent, through digital service channels. The Bank relies on its community-banking focus, stressing customer service and long-standing relationships with its customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions could significantly affect the Bank's ability to attract and retain deposits. The Company's deposits increased $898.1 million to $10.96 billion at December 31, 2025, from $10.07 billion in the prior year, primarily due to increases in time deposits of $387.9 million and interest bearing deposits of $353.9 million.

At December 31, 2025 and 2024, the Bank had $6.46 billion and $5.75 billion, respectively, of total uninsured deposits (in excess of the Federal Deposit Insurance Corporation limit). At December 31, 2025 and 2024, this total included $2.71 billion and $2.48 billion, respectively, of collateralized government deposits, and $1.90 billion and $1.58 billion of intercompany deposits of fully consolidated subsidiaries. Estimated adjusted uninsured deposits excluding these balances represented $1.85 billion and $1.69 billion, or 16.8% and 16.5% of total deposits, as of December 31, 2025 and 2024, respectively.

At December 31, 2025, the Bank had $474.6 million in time deposits in amounts of $250,000 or more maturing as follows:

Maturity Period	Time Deposits	Weighted Average Rate
	(dollars in thousands)	
Three months or less	$ 267,513	3.88 %
Over three through six months	172,146	3.65
Over six through twelve months	32,698	2.96
Over twelve months	2,265	2.09
Total	$ 474,622	3.73 %

The following table sets forth the distribution of the Bank's average deposit accounts and the average rate paid on those deposits for the periods indicated:

	For the Year Ended December 31,								
	2025			2024			2023		
	Average Balance	Percent of Total Average Deposits	Average Rate Paid	Average Balance	Percent of Total Average Deposits	Average Rate Paid	Average Balance	Percent of Total Average Deposits	Average Rate Paid
	(dollars in thousands)								
Non-interest-bearing accounts	$ 1,678,768	16.1 %	— %	$ 1,630,719	15.9 %	— %	$ 1,869,735	18.2 %	— %
Interest-bearing checking accounts	4,148,302	39.9	2.14	3,923,846	38.2	2.20	3,795,502	37.0	1.39
Money market deposit accounts	1,434,355	13.8	2.86	1,214,690	11.8	3.45	794,387	7.7	2.35
Savings accounts	1,021,341	9.8	0.65	1,169,424	11.4	0.98	1,364,333	13.3	0.68
Time deposits	2,118,145	20.4	3.76	2,325,638	22.7	4.40	2,440,829	23.8	3.74
Total average deposits	$ 10,400,911	100.0 %	2.08 %	$ 10,264,317	100.0 %	2.36 %	$ 10,264,786	100.0 %	1.68 %

Borrowings. The Bank also obtains advances from the FHLB and other sources for cash management and interest rate risk management purposes or as an alternative to deposits. Advances are collateralized primarily by certain of the Bank's mortgage loans and debt securities and secondarily by the Bank's investment in capital stock of the FHLB. The maximum amount that the FHLB will advance to member institutions, including the Bank, fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2025, the Bank had $1.40 billion of outstanding advances from the FHLB.

The Company also has borrowings outside of the FHLB comprised of subordinated debt and trust preferred debt. During the year, the Company issued $185.0 million of subordinated notes in October 2025 at an initial rate of 6.375% and stated maturity of November 15, 2035. The proceeds were primarily used to redeem the Company's subordinated notes due May 15, 2030, with principal amount of $125.0 million, in November 2025. The Company had trust preferred debt with a carrying value of $72.1 million as of December 31, 2025.

The Bank can also borrow from the Federal Reserve Bank of Philadelphia under its primary credit program. Primary credit is available on a short-term basis, typically overnight, at a rate above the Federal Open Market Committee's Federal funds target rate. All extensions of credit by the Federal Reserve Bank of Philadelphia must be secured. At December 31, 2025, the Bank had no borrowings outstanding with the Federal Reserve Bank of Philadelphia.

As of December 31, 2025, the Company pledged $7.92 billion of loans with the FHLB and the FRB to enhance the Company's borrowing capacity, which included collateral pledged to the FHLB to obtain a municipal letter of credit to collateralize certain government municipal deposits. At December 31, 2025, the Bank had outstanding municipal letters of credit of $1.13 billion issued by the FHLB used to secure such government deposits. The Company also pledged $1.45 billion of securities with the

FHLB and the FRB to secure borrowings, enhance borrowing capacity, collateralize its repurchase agreements, and for other purposes required by law.

The Bank also borrows funds using securities sold under agreements to repurchase with customers. Under this form of borrowing, specific securities are pledged as collateral to secure the borrowing. These pledged securities are held by a third-party custodian. At December 31, 2025, the Bank had borrowed $54.4 million through securities sold under agreements to repurchase with customers.

The Bank has access to the FRB discount window as an additional source of funds. As of December 31, 2025 the Bank had no borrowings outstanding with the FRB discount window.

Recent Developments

On December 29, 2025, the Company, Flushing, and Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub will merge with and into Flushing, with Flushing continuing as the surviving entity (the "First Merger"), (b) immediately following the First Merger, Flushing will merge with and into the Company, with the Company continuing as the surviving entity (the "Second Merger" and together with the First Merger, the "Mergers"), and (c) on the day immediately following the Second Merger, Flushing Bank, a New York chartered non-member bank and, prior to the Second Merger, a wholly-owned subsidiary of Flushing, will merge with and into the Bank, with the Bank continuing as the surviving bank (the "Bank Merger"). The Merger Agreement was unanimously approved by the board of directors of the Company and the board of directors of Flushing.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of Flushing issued and outstanding immediately prior to the Effective Time, subject to certain exceptions, will be converted into the right to receive 0.85 of a share of common stock, par value $0.01 per share, of the Company.

Concurrently with its entry into the Merger Agreement, the Company entered into an Investment Agreement, dated December 29, 2025, with affiliates of funds managed by Warburg (the "Investment Agreement"). On the terms and subject to the conditions set forth in the Investment Agreement, concurrently with the closing of the Mergers, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by the Company of approximately (a) 9.5 million shares of the Company's common stock at a purchase price of $19.76 per share and (b) 1,900 shares of a new class of non-voting, common-equivalent stock of the Company ("NVCE Stock") at a purchase price of $19,760 per share, which represents the economic equivalent of approximately 1.9 million shares of the Company's common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of NVCE Stock with an exercise price of $19,760 per share of NVCE Stock, which represents the economic equivalent of approximately 11.4 million shares of the Company's common stock (the "Warrant" and, together with the Company's common stock and NVCE Stock to be issued pursuant to the Investment Agreement, the "Investment"). The Warrant carries a term of seven years and can be exercised voluntarily following the third anniversary of the investment closing. The Warrant can also be voluntarily exercised prior to the third anniversary of the investment closing, (i) in the event the market price of the Company's common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in transactions involving a change of control. The Warrant is subject to mandatory exercise, at any time, in the event the market price of the Company's common stock reaches or exceeds $30 per share for 20 or more trading days during any 30 consecutive trading day period.

Subject to the receipt of requisite regulatory and stockholder approvals and satisfaction or waiver of other customary closing conditions, the parties anticipate that the Mergers, the Bank Merger and the Investment will close in the second quarter of 2026.

Subsidiary Activities

At December 31, 2025, the Company held the Bank and OceanFirst Risk Management, Inc. as direct subsidiaries. OceanFirst Risk Management Inc. is a Nevada captive insurance company that insures certain risks relating to the business of the Bank and the Company. During 2025, the Company held a 60% controlling interest in Trident Abstract Title Agency, LLC, which was disposed of in its entirety on October 1, 2025.

At December 31, 2025, the Bank owned all or a majority interest in five direct subsidiaries:

- OceanFirst REIT Holdings, Inc., a Delaware corporation, was established in 2007 as a wholly-owned subsidiary of the Bank and now acts as the holding company for OceanFirst Management Corp, a New York corporation, which was organized in 2016 to hold and manage investment securities, including the stock of OceanFirst Realty Corp. OceanFirst Realty Corp., a Delaware corporation, was established in 1997 and invests in qualifying mortgage loans and is intended to qualify as a real estate investment trust, which may, among other things, be utilized by the Company to raise capital in the future.

- Casaba Real Estate Holding Corporation, a New Jersey corporation, was acquired by the Bank as a wholly-owned subsidiary as part of its acquisition of Cape Bancorp, Inc. in 2016. This subsidiary is maintained to take legal possession of certain repossessed collateral for resale to third parties.

- Country Property Holdings Inc., a New York corporation, was acquired by the Bank as a wholly-owned subsidiary as part of its acquisition of Country Bank in 2020. This subsidiary is maintained to take legal possession of certain repossessed collateral for resale to third parties.

- Spring Garden Capital Group, LLC, a Delaware limited liability company, was acquired by the Bank on October 1, 2024 to expand the Bank's specialty finance offerings. This subsidiary is the holding company for Spring Garden Lending Group, LLC, a specialty lending company, Spring Garden Capital Advisors, LLC, a real estate consulting company, and Spring Garden Equity, LLC, a mezzanine finance company. Spring Garden Lending Baltimore, LLC, a specialty lending company, is also a wholly owned subsidiary of Spring Garden Lending Group, LLC.

- OFB Acquisition LLC, a New Jersey limited liability company, was incorporated on August 1, 2024 as a wholly-owned subsidiary. The subsidiary holds certain assets and liabilities acquired through acquisitions.

Lastly, the Company holds the following statutory business trusts: OceanFirst Capital Trust I, OceanFirst Capital Trust II, OceanFirst Capital Trust III, Sun Statutory Trust VII, Sun Capital Trust VII, Sun Capital Trust VIII, and Country Bank Statutory Trust I, collectively known as the "Trusts." All of the Trusts are incorporated in Delaware and were formed to issue trust preferred securities.

Human Capital

The Company's long-term growth and success depends on its ability to attract, develop and retain a high-performing workforce. The Company strives to provide a work environment that promotes collaboration, accountability, and employee engagement, which in turn drives both employee and customer success, as well as benefits the communities.

The Company's Board of Directors and Executive Team oversee the strategic management of the Company's human capital resources, and the Human Resources department manages the day-to-day of those resources.

Employee profile

As of December 31, 2025, the Bank had 898 full-time employees and 56 part-time employees for a total of 954 employees. Approximately 62% of the Bank's employees are female and 38% are male, and the average tenure was over seven years. Of the Bank's managers, 49% are female as of December 31, 2025.

Total rewards

As part of the Bank's compensation philosophy, market competitive total rewards programs are maintained for employees to attract and retain superior talent. In addition to competitive base wages, additional programs include annual bonus compensation opportunities, a Bank ESOP, a Bank matched 401(k) Plan, health and welfare benefits, flexible spending accounts, paid time off, family leave, and employee assistance programs. Some employees also receive grants of equity awards in the Company's stock and non-equity awards that mirror the Company's stock performance.

In addition, the Bank promotes health and wellness by encouraging work-life balance and sponsoring various programs, focusing on mental, emotional, social, intellectual, and spiritual health.

Talent

A core tenet of the Bank's talent philosophy is to both develop talent from within and supplement with external hires. Whenever possible, the Bank seeks to fill positions by promotion and transfer from within the organization. The Bank's talent acquisition team uses internal and external resources to recruit highly skilled and talented candidates; employee referrals are also encouraged.

The Company is dedicated to recruitment and career development practices that support its employees at all levels of the Company. The Company is committed to having a workforce that reflects the communities in which it serves. The internship program and the EDGE program (an entry level development program) also serve as a pipeline of early career talent for full time employment. Other available tools are also utilized to connect with prospective new hires.

Following a multi-pronged recruiting strategy, new hires participate in an onboarding program which includes an introduction to the Bank's culture, policies, and procedures. New employees are assigned an ambassador, who extends the integration process beyond the typical orientation experience. Retention strategies include espousing a culture that rewards high performance and builds trust through ongoing communication of strategic initiatives and executive roundtable conversations, in addition to the benefits mentioned above in *Total rewards*. The Bank's leadership development programs and opportunities offered through OceanFirst Bank University help ensure that motivated individuals have the opportunity for continuous improvement. Employees are encouraged to maintain a professional development action plan and participate in regular evaluation and growth opportunities. The Bank's peer recognition program provides the space for ongoing recognition and celebration of accomplishments.

This approach has yielded commitment from employees, which in turn encourages enterprise productivity and grows the business. This approach has also added new employees and innovative technology solutions, which support a continuous improvement mindset and accountability of a collaborative workforce.

REGULATION AND SUPERVISION

General

The Company is a BHC under Section 3 of the BHC Act, as amended. As a bank holding company, the Company is subject to the requirements of the BHC Act, including required approvals for investments in or acquisitions of banking organizations, or entities involved in activities that are deemed closely related to banking, capital adequacy standards, and limitations on non-banking activities. The Company is registered with the FRB and is required by Federal law to file reports with, and comply with the rules and regulations of the FRB. The Bank is a member of the FHLB System and, with respect to deposit insurance, of the DIF managed by the FDIC. The Bank is subject to extensive regulation, examination, and supervision by the OCC, as its primary federal regulator, and the FDIC, as the deposit insurer. As a financial institution with more than $10 billion in assets, the Bank is also subject to examination by the CFPB. The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to consummating certain transactions such as mergers with, or acquisitions of, other insured depository institutions. The OCC conducts periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the DIF and depositors and to ensure the safe and sound operation of the Bank. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate allowance for credit losses for regulatory purposes.

In addition, the Company elected to become a financial holding company under the GLBA amendments to the BHC Act. Financial holding companies that continue to meet the applicable requirements, and the non-bank companies under their control, are permitted to engage in activities considered financial in nature or incidental to financial activities and, if the FRB determines that they pose no risk to the safety or soundness of depository institutions or the financial system in general, activities that are considered complementary to financial activities.

The banking industry is highly regulated. Both the scope of the laws and regulations and the intensity of supervision to which the Company and the Bank are subject to have increased in recent years, in response to the financial crisis as well as other factors such as technological and market changes. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations. In addition, in 2018, the EGRRCPA was enacted. This legislation includes targeted amendments to the Dodd-Frank Act and other financial services laws.

Statutory and regulatory controls increase a BHC's cost of doing business and limit the options of its management to deploy assets and maximize income. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on the Company or the Bank. It is intended only to briefly summarize some material provisions.

The description of statutory provisions and regulations applicable to national banks and BHCs set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company, is subject to change and is qualified in its entirety by reference to the actual laws and regulations involved.

The Dodd-Frank Act. The Dodd-Frank Act significantly changed the bank regulatory structure and affects the lending, deposit, investment, compliance, and operating activities of financial institutions and their holding companies.

The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets. At December 31, 2025, the Bank's total assets were $14.56 billion and, therefore, the Bank is subject to CFPB supervision and examination for compliance with specified Federal consumer protection laws.

Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and prepayments. The Dodd-Frank Act requires originators to make a reasonable and good faith determination based on documented information that a borrower has a reasonable ability to repay a particular mortgage loan over the long term and establishes certain protections from liability under this requirement for "qualified mortgages". The Ability-To-Repay/Qualified Mortgage Rule defines several categories of "qualified mortgage" loans, which obtain certain protections from liability. For further discussion, refer to 'Risk Factors – Risks Related to Lending Activities – The Dodd-Frank Act imposes obligations on originators of residential mortgage loans'.

The Dodd-Frank Act also requires that the amount of any interchange fee received by a debit card issuer with respect to debit card transactions be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. Rules adopted by the FRB to implement these requirements limit interchange fees per debit card transaction collected by banks with assets of $10 billion or more. In addition, market forces may result in reduced fees charged by all issuers, regardless of asset size, which may result in reduced revenues for the Bank. For the year ended December 31, 2025 and 2024, the Bank's revenues from interchange fees were $5.2 million and $5.1 million, respectively. The 2025 and 2024 average net interchange fee per transaction were both $0.14.

Economic Growth, Regulatory Relief and Consumer Protection Act. EGRRCPA was intended to provide regulatory relief to midsized and regional banks. While many of its provisions are aimed at larger institutions, such as raising the threshold to be considered a systemically important financial institution to $250 billion in assets from $50 billion in assets, many of its provisions provide regulatory relief to those institutions with $10 billion or more in assets. Among other things, the EGRRCPA increased the asset threshold for depository institutions and holding companies to perform stress tests required under Dodd Frank from $10 billion to $250 billion in total consolidated assets, and raised the threshold for the requirement that publicly traded holding companies have a risk committee from $10 billion in consolidated assets to $50 billion in consolidated assets. In addition, the EGRRCPA limited the definition of loans that would be subject to the higher risk weighting applicable to high volatility commercial real estate.

Volcker Rule. Under the provisions of the Volcker Rule, insured depository institutions and companies affiliated with insured depository institutions (collectively, "banking entities") are prohibited from: (i) engaging in short-term proprietary trading for their own account; and (ii) having certain investments in, and relationships with, hedge funds, private equity funds and similar funds, subject to certain exemptions, in each case as the applicable terms are defined in the Volcker Rule and the implementing regulations. The implementing regulations also require banking entities to establish and maintain a compliance program to ensure adherence with the Volcker Rule requirements.

Bank Holding Company Regulation

The Company is a BHC and is supervised by the FRB and is required to file reports with the FRB and provide such additional information as the FRB may require. The Company and its non-bank subsidiaries are subject to examination by the FRB.

FRB regulations provide that a BHC is expected to act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support the subsidiary banks in circumstances in which it might not do so absent those regulations.

Holding Company Consolidated Capital Requirements. The Dodd-Frank Act requires capital rules and the application of the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. In addition to making bank holding companies subject to the same capital requirements as their bank subsidiaries, these provisions (often referred to as the Collins Amendment to the Dodd-Frank Act) were also intended to eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital.

The final Basel III capital rules permit banks with less than $15 billion in assets to continue to treat trust preferred securities as Tier 1 capital. This treatment is permanently grandfathered as Tier 1 capital even if the Company should ever exceed $15 billion assets due to organic growth. Should the Company exceed $15 billion in assets as the result of a merger or acquisition, then the Tier 1 treatment of its outstanding trust preferred securities will be phased out, but those securities will still be treated as Tier 2 capital.

The Company's subordinated debt is treated as Tier 2 capital with 20% annual phase-outs starting from the first call date in 2030.

At December 31, 2025, the Company exceeded all regulatory capital requirements currently applicable. The following table presents the Company's capital position at December 31, 2025:

As of December 31, 2025	Actual Capital	Required Capital	Excess Amount	Capital Actual Percent	Capital Required Percent
OceanFirst Financial Corp:	(dollars in thousands)				
Tier 1 capital (to average assets)	$ 1,193,942	$ 551,966	$ 641,976	8.65 %	4.00 %
Common equity Tier 1 (to risk-weighted assets)	1,119,172	730,982	388,190	10.72	7.00 [1]
Tier 1 capital (to risk-weighted assets)	1,193,942	887,621	306,321	11.43	8.50 [1]
Total capital (to risk-weighted assets)	1,467,329	1,096,473	370,856	14.05	10.50 [1]

(1) Includes the Capital Conservation Buffer of 2.50%.

Dividends and repurchase of common stock. The FRB has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by BHCs. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the BHC appears consistent with the organization's capital needs, asset quality, and overall financial condition. Regulatory pressures to reclassify and charge off loans and to establish additional credit loss reserves can have the effect of reducing current operating earnings and thus impacting an institution's ability to pay dividends. Further, regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the BHC's net income for the past four quarters, net of dividends previously paid over that period is insufficient to fully fund the dividend, the proposed dividend exceeds earnings for the period for which it is being paid, or the BHC's overall rate of earnings retention is inconsistent with the BHC's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a BHC's common stock dividend. The ability of a BHC to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

The policy statement also states that a BHC should inform the FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the BHC is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction in the amount of such instruments outstanding from the beginning of the quarter in which the redemption or repurchase occurred compared with the end of such quarter.

These regulatory policies may affect the ability of the BHC to pay dividends, repurchase shares of common stock, or otherwise engage in capital distributions.

Acquisition of the Company. Under the Change in Bank Control Act, no person may acquire control of a BHC, such as the Company, unless the FRB has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined for this purpose, means ownership, control, or power to vote 25% or more of any class of voting stock.

There is a rebuttable presumption of control upon the acquisition of 10% or more of a class of voting stock if the BHC involved has its shares registered under the Securities Exchange Act of 1934, or if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

Financial Holding Company Status

When the Bank converted to a national bank charter and the Company became a BHC, the Company elected to become a financial holding company. Financial holding companies may engage in a broader scope of activities than a BHC. In addition, financial holding companies may undertake certain activities without prior FRB approval.

A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. Activities that are financial in nature include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and insurance agency activities; merchant banking; and activities that the FRB determines to be financial in nature or incidental to a financial activity or which are complementary to a financial activity and do not pose a safety and soundness risk.

A financial holding company that engages in activities that are financial in nature or incidental to a financial activity but not previously authorized by the FRB must obtain approval from the FRB before engaging in such activity. Also, a financial holding company may seek FRB approval to engage in an activity that is complementary to a financial activity, if it shows, among other things, that the activity does not pose a substantial risk to the safety and soundness of its insured depository institutions or the financial system.

A financial holding company generally may acquire a company (other than a BHC, bank, or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature without prior approval from the FRB. Prior FRB approval is required, however, before the financial holding company may acquire control of more than 5% of the voting shares or substantially all of the assets of a BHC, bank, or savings association. In addition, under the FRB, merchant banking regulations, a financial holding company is authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the duration of the investment, does not manage the company on a day-to-day basis, and the company does not cross-market its products or services with any of the financial holding company's controlled depository institutions.

If any subsidiary bank of a financial holding company ceases to be "well-capitalized" or "well-managed" and fails to correct its condition within the time period that the FRB specifies, the FRB has authority to order the financial holding company to divest its subsidiary banks. Alternatively, the financial holding company may elect to limit its activities and the activities of its subsidiaries to those permissible for a BHC that is not a financial holding company. If any subsidiary bank of a financial holding company receives a rating under the CRA of less than "satisfactory," then the financial holding company is prohibited from engaging in new activities or acquiring companies other than BHCs, banks, or savings associations until the rating is raised to "satisfactory" or better. For additional information, refer to 'Regulation of Bank Subsidiary – Community Reinvestment Act and Fair Lending Law'.

Regulation of Bank Subsidiary

Business Activities. The operations of the Bank are subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of the Bank. Approval of the OCC is required for branching, bank mergers in which the continuing bank is a national bank, and in connection with certain fundamental corporate changes affecting the Bank. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, as implemented by Regulation W, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries.

Capital Requirements. Federal regulations require banks to maintain minimum levels of capital including: a common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a Tier 1 capital to risk-weighted assets ratio of 6.0%, a total capital to risk-weighted assets ratio of 8.0%, and a Tier 1 capital to total assets leverage ratio of 4.0%.

In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Unrealized gains and losses on certain available-for-sale securities are included for purposes of calculating regulatory capital unless a one-time opt-out is exercised. The Bank has exercised the opt-out. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, federal regulators take into consideration, not only these numeric factors, but qualitative factors as well, and have the authority to establish higher capital requirements for individual banks where necessary.

In addition to establishing the minimum regulatory capital requirements, regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.50% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. Both the Bank and the Company are in compliance with the capital conservation buffer requirements applicable to them.

The federal banking agencies, including the OCC, have also adopted regulations to require an assessment of an institution's exposure to declines in the economic value of a bank's capital due to changes in interest rates when assessing the bank's capital adequacy. Under such a risk assessment, examiners evaluate a bank's capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. Institutions with significant interest rate risk may be required to hold additional capital. According to the federal banking agencies, applicable considerations include: quality of the bank's interest rate risk management process; the overall financial condition of the bank; and the level of other risks at the bank for which capital is needed.

At December 31, 2025, the Bank exceeded all regulatory capital requirements currently applicable. The following table presents the Bank's capital position at December 31, 2025:

| As of December 31, 2025 | Actual Capital | Required Capital | Excess Amount | Capital | |
				Actual Percent	Required Percent
Bank:	(dollars in thousands)				
Tier 1 capital (to average assets)	$ 1,194,054	$ 548,260	$ 645,794	8.71 %	4.00 %
Common equity Tier 1 (to risk-weighted assets)	1,194,054	724,359	469,695	11.54	7.00 [1]
Tier 1 capital (to risk-weighted assets)	1,194,054	879,578	314,476	11.54	8.50 [1]
Total capital (to risk-weighted assets)	1,282,441	1,086,538	195,903	12.39	10.50 [1]

(1) Includes the Capital Conservation Buffer of 2.50%.

Prompt Corrective Action. Federal law requires, among other things, that the federal bank regulatory authorities take prompt corrective action with respect to insured depository institutions that do not meet minimum capital requirements. For these purposes, the law establishes five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC's regulations define the five categories as follows:

An institution is classified as well capitalized if:
- it has a leverage ratio of 5% or greater; and
- it has common equity Tier 1 ratio of 6.5% or greater; and
- it has a Tier 1 risk-based capital ratio of 8% or greater; and
- it has a total risk-based capital ratio of 10% or greater; and
- it is not subject to any written agreement, order or capital directive, or prompt corrective action directive issued by the OCC to meet and maintain a specific capital level for any capital measure.

An institution is classified as adequately capitalized if:
- it has a leverage ratio of less than 4%; and
- it has a common equity Tier 1 ratio of 4.5% or greater; and
- it has a Tier 1 risk-based capital ratio of 6%; and
- it has a total risk-based capital ratio of 8% or greater.

An institution is classified as undercapitalized if:
- it has a leverage ratio of less than 4%; or
- it has a common equity Tier 1 ratio of less than 4.5%; or
- it has a Tier 1 risk-based capital ratio of less than 6%; or
- it has a total risk-based capital ratio of less than 8%.

An institution is classified as significantly undercapitalized if:
- it has a leverage ratio of less than 3%; or
- it has a common equity Tier 1 ratio of less than 3%; or
- it has a Tier 1 risk-based capital ratio of less than 4%; or
- it has a total risk-based capital ratio of less than 6%.

An institution that has a tangible capital to total assets ratio equal to or less than 2% is deemed to be critically undercapitalized.

The regulations provide that a capital restoration plan must be filed with the OCC within 45 days of the date a national bank receives notice that it is "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Any BHC for the bank required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5.0% of the bank's assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the bank to adequately capitalized status. Various restrictions, including as to growth and capital distributions, also apply to "undercapitalized" institutions. If an "undercapitalized" institution fails to submit an acceptable capital restoration plan, it is treated as "significantly undercapitalized." "Significantly undercapitalized" institutions must comply with one or more additional restrictions including, but not limited to: an order by the OCC to sell sufficient voting stock to become adequately capitalized; a requirement to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss officers or directors; and limitations on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive.

Based on the regulatory guidelines, the Bank satisfies the criteria to be well-capitalized at December 31, 2025.

Insurance of Deposit Accounts. Deposit accounts at the Bank are insured by the DIF of the FDIC up to a maximum of $250,000 per separately insured depositor.

The FDIC charges insured depository institutions premiums to maintain the DIF. Under the FDIC's risk-based assessment system, institutions deemed less risky pay lower FDIC assessments. Assessments for institutions with $10 billion or more of assets are primarily based on a scorecard approach by the FDIC, including factors such as examination ratings and modeling measuring the institution's ability to withstand asset-related and funding-related stress and potential loss to the DIF should the bank fail.

Additionally, in 2023, the FDIC adopted a final rule, effective on April 1, 2024, to implement a special assessment over eight quarterly assessment periods to recover the loss to the DIF arising from the protection of uninsured depositors following the closures of two regional banks in the spring of 2023. Throughout the initial collection period, the FDIC collected the special assessment at a quarterly rate of 3.36 basis points, multiplied by an insured depository institution's estimated uninsured deposits as reported for the quarter that ended December 31, 2022, adjusted to exclude the first $5 billion. On December 16, 2025, the FDIC adopted an interim final rule, effective on December 19, 2025 (with comments due on or before January 20, 2026), to reduce the special assessment rate for the eighth collection quarter to 2.97 basis points and to provide an offset to regular quarterly deposit insurance assessments for banks subject to the special assessment if the total amount collected exceeds the estimated losses. If the final loss amounts exceed the amount collected, a one-time shortfall special assessment will be collected.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the Bank's operating expenses and results of operations. The Bank cannot predict what assessment rates will be in the future.

The FDIC may terminate the insurance of an institution's deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition, or violation that might lead to termination of deposit insurance.

The total deposit insurance assessment expenses incurred in 2025 and 2024 were $10.5 million and $9.7 million, respectively. The expenses in 2025 and 2024 were impacted by the FDIC approval of the final rule to implement a special assessment as noted above. As a result, the Bank incurred a special assessment release of $210,000 and a special assessment fees of $418,000, which were included in the total deposit insurance assessment expenses for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Bank had incurred a total of $1.7 million in FDIC special assessment fees.

Loans to One Borrower. Subject to certain exceptions, a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral, which generally does not include real estate. As of December 31, 2025, the Bank was in compliance with the loans-to-one borrower limitations.

Limitation on Capital Distributions. Applicable regulations impose limitations upon all capital distributions by a banking institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the approval of the OCC, is required prior to any capital distribution if the total capital distributions for the calendar year exceeds net income for that year plus the amount of retained net income for the preceding two years. A national bank may not pay a dividend if it would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. A national bank may be further limited in payment of cash dividends if it does not maintain the capital conservation buffer.

In the event the Bank's capital fell below its regulatory requirements or the OCC notified the Bank that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OCC could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OCC determines that such distribution would constitute an unsafe or unsound practice. If the Bank is unable for any reason to pay a dividend to the Company, the Company may not have the liquidity necessary to pay a dividend in the future, pay a dividend at the same rate as historically paid, be able to repurchase stock, or to meet current debt obligations. In addition, capital requirements made applicable to the Company as a result of the Dodd-Frank Act and Basel III may limit the Company's ability to pay dividends or repurchase stock in the future. The Company may also be required to receive non-objection letters prior to performing any actions that may impact the Company's capital.

Assessments. Banking institutions are required to pay OCC assessments to fund regulatory operations. The assessments, paid on a semi-annual basis, are based upon the institution's total assets, including consolidated subsidiaries as reported in the Bank's latest quarterly regulatory report, as well as the institution's regulatory rating and complexity component. The assessments paid by the Bank totaled $1.1 million and $1.3 million, respectively, for the years ended December 31, 2025 and 2024. In September 2025, the OCC reduced assessment rates for regulated institutions by 30% for smaller banks (assets up to $40 billion), with these lower rates maintained for 2026.

Transactions with Related Parties. The Bank's authority to engage in transactions with affiliates (e.g., any company that controls or is under common control with an institution, including the Company and its non-bank subsidiaries) is limited by federal law. The aggregate amount of "covered transactions" with any individual affiliate is limited to 10% of the capital and surplus of the bank. The aggregate amount of "covered transactions" with all affiliates is limited to 20% of the bank's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are substantially the same, or that are at least as favorable to the institution as those prevailing at the time for comparable transactions with or involving non-affiliated companies. In addition, banks are prohibited from lending to any affiliate that is engaged in activities that are not permissible for BHCs and no bank may purchase the securities of any affiliate other than a subsidiary.

Community Reinvestment Act. All national banks have a responsibility under the CRA and related federal regulations to help meet the credit needs of their communities, including low- and moderate- income neighborhoods. In connection with its examination of a national bank, the OCC is required to evaluate and rate the bank's record of compliance with the CRA. A national bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on certain of its activities such as branching or mergers.

In 2023, the FDIC, the FRB, and the OCC issued a final rule (the "2023 CRA Rule") to replace the CRA regulations adopted by the agencies in 1995 (the "1995 CRA Regulations"). The final rule was scheduled to take effect on April 1, 2024 and the applicability date for the majority of the provisions in the CRA regulations was January 1, 2026 with additional requirements applicable on January 1, 2027, but ongoing legal challenges have pushed back the implementation date and compliance deadlines. During the transition period, the 1995 CRA Regulations remain applicable. On July 16, 2025, the agencies issued a joint notice of proposed rulemaking to rescind the 2023 CRA Rule and replace it with the 1995 CRA Regulations, with certain conforming and technical amendments.

The Bank received a rating of "Outstanding" at its most recent CRA Performance Evaluation by the OCC, dated November 18, 2024, for the evaluation period from 2021 to 2023.

<u>Fair Lending Law</u>. The Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices based on the characteristics specified in those statutes. A national bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on certain of its activities such as branching or mergers. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

On September 18, 2024, the Bank voluntarily entered into settlement agreements with the DOJ and HUD to resolve claims that the Bank violated the Equal Credit Opportunity Act and Fair Housing Act in the New Brunswick-Lakewood, New Jersey lending area, which includes Middlesex, Monmouth and Ocean counties. Under the Agreements, the Bank has committed to invest at least $14 million in a mortgage loan subsidy fund for eligible residents over a five-year period. The Bank also has agreed to invest $400,000 in community partnerships, $140,000 per year through each year of the Consent Order on advertising, outreach, consumer financial education, and credit counseling in the New Brunswick Lending Area, and provide financial education workshops designed to expand access to home mortgage credit. As of December 31, 2025, the Bank had spent $152,000 for community partnerships and $91,000 for marketing and advertising outreach. The Bank requested that the DOJ review the settlement agreement for termination based on the Bank's actions. HUD subsequently terminated its settlement agreement with the Bank by letter dated September 3, 2025.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional FHLBs. Each FHLB provides member institutions with a central credit facility. The Bank, as a member of the FHLB New York is required to acquire and hold shares of capital stock in that FHLB in a specified amount. The Bank was in compliance with this requirement with an investment in FHLB New York stock at December 31, 2025 and 2024 of $88.9 million and $68.4 million, respectively.

Federal Reserve System

As a national bank, the Bank is required to hold capital stock of the Federal Reserve Bank of Philadelphia. The required shares may be adjusted up or down based on changes to the Bank's common stock and paid-in surplus. The Bank is in compliance with these requirements, with a total investment in Federal Reserve Bank of Philadelphia stock of $40.0 million and $39.8 million at December 31, 2025 and 2024, respectively.

The Federal Reserve Bank of Philadelphia pays dividends on the common stock held by the Bank. However, the level of dividends is reduced for financial institutions that exceed a certain asset size. For 2025, the asset level is $12.84 billion, and financial institutions whose assets exceed that level receive dividends generally equal to the rate of the 10-year Treasury note, which totaled $1.7 million for each of the years ended December 31, 2025 and 2024.

Item 1C.   Cybersecurity

Cybersecurity Risk, Management and Strategy

Cybersecurity is a significant and integrated component of the Company's risk management strategy, designed to protect the confidentiality, integrity, and availability of sensitive information contained within the Company's information services. As a financial services company, cyber threats are present and growing, and the potential exists for a cybersecurity incident disrupting business operations, compromising sensitive data or both. To date, the Company has not, to its knowledge, experienced an incident materially affecting or reasonably likely to materially affect the Company.

To prepare and respond to incidents, the Company has implemented a multi-layered "defense-in-depth" cybersecurity strategy, integrating people, technology, and processes using leading practices and in accordance with applicable regulatory requirements. This includes employee training, innovative technologies, and policies and procedures in the areas of Information Security, Data Governance, Business Continuity and Disaster Recovery, Privacy, Third-Party Risk Management, and Incident Response.

Core activities supporting the Company's strategy include cybersecurity training, technology optimization, security monitoring and response, identity access management, threat intelligence, vulnerability and patch management and the testing of incident response, business continuity and disaster recovery capabilities.

Employees play a significant role in the defense against cybersecurity threats. Every employee is responsible for protecting Company and client information. Accordingly, employees complete formal training and acknowledge security policies annually. In addition, employees are subjected to periodic simulated phishing assessments, designed to reinforce threat detection and reporting capabilities.

Employees are supported with processes and related solutions designed to identify, prevent, detect, respond to, and recover from incidents. Notable technologies include firewalls, intrusion detection systems, security automation and response capabilities, end user behavior analytics, multi-factor authentication, data backups to immutable storage and business continuity applications. Notable services include 24/7 security monitoring and response, ongoing vulnerability scanning, third-party monitoring, and threat intelligence.

Like many other financial institutions, the Company relies on third-party vendor solutions to support its operations; many of these vendors have access to sensitive and proprietary information. As third-party vendors continue to be a notable source of operational and informational risk, the Company has implemented a structured Third-Party Risk Management program, which includes a defined onboarding process and periodic reviews of vendors with access to sensitive company data.

As indicated above, supporting the operations are incident response, business continuity, and disaster recovery programs. These programs identify and assess threats and evaluate risk. Further, these programs support a coordinated response when responding to incidents. Periodic exercises and tests verify these programs' effectiveness.

Validating solution and program effectiveness in relation to regulatory compliance and industry standards is important. Accordingly, the Company engages third-party consultants and independent auditors to conduct penetration tests, cybersecurity risk assessments, external audits, and program development and enhancement where applicable.

Cybersecurity Governance

Management Committee Oversight

The Company has established an Information Security Management and Information Technology structure consisting of department leaders across multiple functional areas including Data Engineering, Enterprise Applications, Strategic Planning, Technology, Information Technology Governance, and Cybersecurity. These functional areas, which collaborate on a daily basis, are led by qualified financial service technology professionals, with extensive experience in their subject matter. Cybersecurity knowledge is integrated across Information Technology, Business Units, and Operating Functions and is a key consideration in the approach from planning to execution, including when third parties are involved. The structure enables a focus on strategic and tactical delivery, policy oversight, and the assessment and management of risks from cybersecurity threats. Policies are also shared with the Company's Management Risk Committee to provide a second line review in alignment with Enterprise Risk functions.

All Information Security activities are led by the Chief Information Security Officer, which includes developing and implementing the information security program and reporting on cybersecurity matters to the Company's leadership team and the Board. The Chief Information Security Officer has several years of experience leading cybersecurity operations in financial services, supported by a team with various security, technical, risk, audit and program management subject matter knowledge. Management, through the Information Security and Information Technology Governance function, provides cybersecurity statistics and details to the board monthly.

Board Committee Oversight

The Company's Risk and Information Technology Board Committees provide oversight of the cyber program as part of their overall remit. Each committee consists of Board members, chaired by an independent director. Committee members have extensive expertise in various disciplines, including risk management, communications, information technology, litigation, banking and transactional matters, regulatory compliance, and cybersecurity. Board Committees receive regular reports informing on the effectiveness of the overall cybersecurity program and the detection, response, and recovery from significant cyber incidents. Cybersecurity metrics are reported quarterly to both committees and key risk indicators are reported to the Risk Committee.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

OceanFirst Financial Corp.'s common stock is traded on the NASDAQ Global Select Market under the symbol OCFC. As of February 19, 2026, there were 2,464 common stockholders of record.

Stock Performance Graph

The following graph shows a comparison of total stockholder return on OceanFirst Financial Corp.'s common stock, based on the market price of the Company's common stock with the cumulative total return of companies in the NASDAQ Composite Index and the KBW Regional Banking Index for the period from December 31, 2020 through December 31, 2025. The graph may not be indicative of possible future performance of the Company's common stock. Cumulative return assumes the reinvestment of dividends and is expressed in dollars based on an initial investment of $100.



Index		Period Ending									
		12/31/20		12/31/21		12/31/22		12/31/23		12/31/24	12/31/25
OceanFirst Financial Corp.	$	100.00	$	123.13	$	122.08	$	104.71	$	114.57 $	119.00
NASDAQ Composite Index		100.00		122.18		82.43		119.22		154.48	187.14
KBW Regional Banking Index		100.00		136.64		127.17		126.67		143.39	152.71

For both years ended December 31, 2025 and 2024, the Company paid an annual cash dividend of $0.80 per share.

On June 25, 2021, the Company announced the authorization to repurchase up to an additional 5% of the Company's outstanding common stock, or 3.0 million shares. Further, on July 16, 2025, the Company announced its Board authorized a 2025 Stock Repurchase Program to repurchase up to an additional 3.0 million shares. The stock repurchase plans have no scheduled expiration date and the Board of Directors has the right to suspend or discontinue the plans at any time. The Company did not repurchase any shares of its common stock through the stock repurchase programs during the quarter ended December 31, 2025. At December 31, 2025, there were 3,226,284 shares available for repurchase under the Company's stock repurchase programs.

For the three months ended December 31, 2025, 29,284 shares were repurchased outside of the Company's stock repurchase program at an average share price of $19.05. The Company repurchased these shares from employees that elected to exercise vested stock options. These shares were repurchased pursuant to the terms of the applicable plan and not under the Company's share repurchase program.

Period	Total Number of Shares Purchased	Average Price Paid per Share
October 1, 2025 through October 31, 2025	1,319	$ 19.23
November 1, 2025 through November 30, 2025	2,385	17.81
December 1, 2025 through December 31, 2025	25,580	19.15

Item 6. **Reserved**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Overview

The Company conducts business primarily through its ownership of the Bank, which, at December 31, 2025, primarily operated out of its headquarters located in Toms River, New Jersey and its administrative office located in Red Bank, New Jersey. The Bank also conducts its business at 41 branch offices and various deposit production facilities located throughout central and southern New Jersey and major metropolitan areas of New York City and Philadelphia. The Bank also operates commercial loan production offices in New Jersey, New York City, the greater Philadelphia area, Pittsburgh, Washington D.C., Baltimore, Boston and Northern Virginia.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates non-interest income such as income from bankcard services, trust and asset management products and services, deposit account services, sales of loans and investments, bank owned life insurance and commercial loan swap income. The Company's operating expenses primarily consist of compensation and employee benefits, occupancy and equipment, marketing, federal deposit insurance and regulatory assessments, data processing, check card processing, professional fees and other general and administrative expenses. The Company's results of operations are significantly affected by competition, general economic conditions, including levels of unemployment and real estate values, as well as changes in market interest rates, inflation, government policies, including the imposition of tariffs and retaliatory responses, and actions of regulatory agencies.

Strategy

The Company operates as a full-service regional community bank delivering comprehensive financial products and services, which includes commercial financing, deposit services, and wealth management products and services, throughout New Jersey and in the major metropolitan areas from Massachusetts through Virginia. The Company competes with larger, out-of-market financial service providers through its entrenched presence in local markets, digital delivery channels, and agility to provide superior service at speed. The Company also competes with smaller in-market financial service providers by offering a broad array of products and services as well as the ability to extend larger credits.

The Company's strategy has been to grow profitability while limiting exposure to credit, interest rate, and operational risks. To accomplish these objectives, the Company has sought to: (1) diversify and strengthen its deposit base through product offerings appealing to a broadened customer base; (2) grow the commercial banking business, with a particular focus on strengthening commercial and industrial banking; and (3) improve operating efficiency through the ongoing investment in information technology and infrastructure.

On October 15, 2025, the Company outsourced its residential loan originations, which also included home equity loans and lines and other consumer, to a national mortgage banking company. The Company continued to process outstanding commitments to originate residential and consumer loans through December 2025. As of December 31, 2025, the Company had $9.5 million of residential loans and no consumer loans in the pipeline, which represents the remaining commitments expected to close in 2026.

The Company focuses on prudent growth to create value for stockholders, which may include opportunistic acquisitions. Refer to Item 1 - Recent Developments for further discussion on the pending merger with Flushing.

The Company has continued to maintain and strengthen its liquidity and capital position, while servicing its customers and communities. Refer to 'Liquidity and Capital Resources' for further discussion.

Diversify and Strengthen Deposit Base

The Company continues to focus on deposit growth through a series of initiatives intended to both grow deposits and diversify sources of liquidity. The Company seeks to increase deposits in its primary market area by improving market penetration, expanding deposit gathering initiatives and investing in deposit focused talent acquisition. In 2025, the Company added Premier Banking teams for relationship driven, team based approach to service resulting in superior high touch client experience. As a result, the Company is focused on growing commercial deposit relationships through this stable low cost deposit vertical as another funding lever to support future loan growth.

The Company has benefited from and remains focused on efforts to attract business deposits in conjunction with its commercial lending operations and from an expanded mix of retail products and services. Ongoing product development and design to deepen market penetration will allow the Company to rely on competencies in commercial lending and the retail branch network to drive growth and diversification of deposits. The Company continues to invest in the overall customer experience with the Company's customer satisfaction performance and digital capabilities on par with national banks and fintech companies.

Commercial Banking

The Company continues to distinguish itself from the mega-bank competition with access to responsive, local decision-makers and from the smaller bank competition that are unable to deliver the same depth of products, services, and technology. The Company supports commercial business clients of varying sizes and complexity through the extension of credit and cash management services through its advisory relationship management model. The Company has had success in developing new client relationships in the Company's focused expansion markets, which include Boston, Northern Virginia and Baltimore. Expanding the Company's geographies and diversifying the loan book provides a hedge on risks deriving from concentration in a single market.

While these growth markets are important to the Company's strategy, the Company has continued efforts to keep the community bank feel for customers, employees, and stakeholders, which has been a focal point for longstanding stable funding, brand reputation, and community development efforts in the Company's legacy markets.

The Company's early expansion efforts were dependent on CRE lending; however, its path forward as a regional bank includes a transition away from CRE dependence and a focus on future growth predominately around the C&I portfolio. The Company has continued to make significant efforts to recruit new relationship managers that specialize in clients operating in deposit heavy industries. The Company anticipates that the acquisition of these customers will continue to help drive quality funding through deeper deposit relationships. Additionally, the Company continues to improve its treasury management capabilities by enhancing services through expanded product offerings and thoughtfully evaluating opportunities to further bolster talent and technology to better serve the Company's customers.

At December 31, 2025, commercial loans (which includes multi-family and commercial real estate loans, commercial construction loans, and commercial and industrial loans) represented 69.2% of the Company's total loans, as compared to 67.4% at December 31, 2024, of which commercial and industrial loans represented 20.1% of total loans as compared to 15.3% at December 31, 2024.

Commercial loan products entail a higher degree of credit risk than other real estate lending activity. As a result, management continues to employ a well-defined credit policy focusing on quality underwriting and close oversight and Board monitoring. See Risk Factors – Risks Related to Lending Activities – The Company's emphasis on commercial lending may expose the Company to increased lending risks.

Operating Efficiency

The Company relies on technology and the resources that support its operations to provide a broad suite of financial services and experience to its customers and employees, to differentiate the Company in its diverse markets, and to drive operational efficiencies that yield performance with strong customer services. The Company's investment in technology, including modern data model incorporating artificial intelligence into processing efforts, lays a foundation for future growth, scale, and operational efficiency while maintaining a secure and robust cybersecurity framework. Focus areas include digital-direct customer engagement, efficient customer servicing, supporting safe banking operations and strategic technology change, and competitively delivering new lending and customer self-service capabilities.

Capital Management

The Company actively manages its capital position to ensure adequate coverage and improve return on stockholders' equity. The Company conducts capital stress testing, which includes evaluating the effects of various scenarios on capital, as one means of evaluating capital adequacy. The results of stress testing are considered in the capital planning process and strategy development.

The Company also analyzes the need to raise additional capital in the future, through issuance of debt or equity, to meet its commitments and business needs. During 2025, the Company redeemed in full its preferred stock for $55.5 million and issued $185.0 million of subordinated notes in October 2025 at an initial rate of 6.375% and stated maturity of November 15, 2035. The proceeds were primarily used to redeem the Company's subordinated notes due May 15, 2030, with a principal amount of $125.0 million, in November 2025. Further, in December 2025, the Bank executed a credit risk transfer consisting of a credit default swap related to a $1.52 billion pool of on-balance sheet residential mortgage loans, as the buyer of credit protection, to optimize regulatory capital levels and reduce credit risk.

Over the past five years, the Company has implemented or announced two stock repurchase programs. On June 25, 2021, the Company announced the authorization to repurchase up to an additional 5% of the Company's outstanding common stock, or 3.0 million shares. On July 16, 2025, the Company announced its Board authorized a 2025 Stock Repurchase Program to repurchase up to an additional 3.0 million shares. For the year ended December 31, 2025, the Company repurchased 1,433,537 shares of its common stock. Of these repurchased shares, 108,621 shares were repurchased outside of the Company's stock repurchase program. The Company repurchased these shares from employees that elected to sell shares to cover their withholding tax obligations on vested stock awards and options. At December 31, 2025, the Company remains authorized to repurchase 3,226,284 shares and will prudently evaluate repurchase opportunities while maintaining existing capital levels.

Selected Financial Data

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

	At December 31,		
	2025	2024	2023
	(dollars in thousands)		
Selected Financial Condition Data:			
Total assets	$ 14,564,317	$ 13,421,247	$ 13,538,253
Debt securities available-for-sale, at estimated fair value	1,231,827	827,500	753,892
Debt securities held-to-maturity, net of allowance for securities credit losses	881,568	1,045,875	1,159,735
Equity investments	91,882	84,104	100,163
Restricted equity investments, at cost	129,329	108,634	93,766
Loans receivable, net of allowance for loan credit losses	10,970,666	10,055,429	10,136,721
Deposits	10,964,405	10,066,342	10,434,949
FHLB advances	1,397,179	1,072,611	848,636
Securities sold under agreements to repurchase and other borrowings	309,667	258,113	269,604
Total stockholders' equity	1,662,550	1,702,757	1,661,945

	For the Year Ended December 31,		
	2025	2024	2023
	(dollars in thousands, except per share amounts)		
Selected Operating Data:			
Interest income	$ 642,454	$ 642,173	$ 607,974
Interest expense	282,231	308,138	238,243
Net interest income	360,223	334,035	369,731
Provision for credit losses	16,171	7,689	17,678
Net interest income after provision for credit losses	344,052	326,346	352,053
Other income	44,701	50,187	33,624
Operating expenses	296,237	245,877	248,912
Income before provision for income taxes	92,516	130,656	136,765
Provision for income taxes	21,489	30,266	32,700
Net income	$ 71,027	$ 100,390	$ 104,065
Net income attributable to non-controlling interest	49	325	36
Net income attributable to OceanFirst Financial Corp.	$ 70,978	$ 100,065	$ 104,029
Net income available to common stockholders	$ 67,128	$ 96,049	$ 100,013
Basic earnings per share	$ 1.17	$ 1.65	$ 1.70
Diluted earnings per share	$ 1.17	$ 1.65	$ 1.70

(continued)

	At or for the Year Ended December 31,		
	2025	**2024**	**2023**
Selected Financial Ratios and Other Data [1]:			
Performance Ratios:			
Return on average assets [2][3]	0.49 %	0.71 %	0.74 %
Return on average stockholders' equity [2][3]	4.00	5.70	6.13
Stockholders' equity to total assets	11.42	12.69	12.28
Net interest rate spread [4]	2.36	2.13	2.51
Net interest margin [5]	2.90	2.72	3.02
Operating expenses to average assets [2]	2.18	1.82	1.85
Efficiency ratio [2][6]	73.16	63.99	61.71
Loans-to-deposits ratio [7]	100.60	100.50	97.70
Asset Quality Ratios [8]:			
Non-performing loans as a percent of total loans receivable [7][9]	0.25	0.35	0.29
Non-performing assets as a percent of total assets [9]	0.26	0.28	0.22
Allowance for loan credit losses as a percent of total loans receivable [7][10]	0.76	0.73	0.66
Allowance for loan credit losses as a percent of total non-performing loans [9][10]	301.27	207.19	227.21
Wealth Management (dollars in thousands):			
AUA/M [11]	$ 142,030	$ 147,956	$ 335,769
Nest Egg AUA/M	485,606	431,434	401,420
Per Share Data:			
Cash dividends per common share	$ 0.80	$ 0.80	$ 0.80
Dividend payout ratio per common share	68.38 %	48.48 %	47.06 %
Stockholders' equity per common share at end of period	$ 28.97	$ 29.08	$ 27.96
Number of full-service customer facilities:	41	39	39

(1) With the exception of end of year ratios, all ratios are based on average daily balances.
(2) Performance ratios for 2025 included a net expense related to net gain on equity investments, restructuring charges, loss on redemption of preferred stock, credit risk transfer execution expense, FDIC special assessment release and merger related expenses of $15.9 million, or $12.9 million, net of tax benefit. Performance ratios for 2024 included a net benefit related to Spring Garden opening provision for credit losses, a net gain on equity investments, a net gain on sale of trust business, FDIC special assessment and merger related expenses of $3.2 million, or $2.5 million, net of tax expense. Performance ratios for 2023 included a net expense related to merger related expenses, net branch consolidation expense, FDIC special assessment, net loss on sale of investments and net gain on equity investments of $6.2 million, or $4.7 million, net of tax benefit.
(3) Ratios for each period are based on net income available to common stockholders.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(6) Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.
(7) Total loans receivable excludes loans held-for-sale.
(8) The years ended December 31, 2023 and 2024 include the addition and subsequent resolution of a single commercial relationship exposure of $7.2 million, which had life-to-date charge-offs of $10.0 million.
(9) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure. Non-performing loans and assets generally consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans and to reverse previously accrued interest.
(10) Loans acquired from acquisitions were recorded at fair value. The net unamortized credit and PCD marks on these loans, not reflected in the allowance for loan credit losses, was $4.0 million, $6.0 million, and $7.5 million at December 31, 2025, 2024, and 2023, respectively.
(11) During 2024, the Company sold a portion of its trust business resulting in gain on sale of $2.6 million.

Summary

Highlights of the Company's financial results for the year ended December 31, 2025 as compared to December 31, 2024 were as follows:

Total assets increased by $1.14 billion to $14.56 billion, from $13.42 billion, primarily due to increases in loans and securities. Total loans increased by $913.9 million to $11.03 billion, from $10.12 billion, primarily due to an increase of $797.1 million in the total commercial portfolio. Debt securities available-for-sale increased by $404.3 million to $1.23 billion, from $827.5 million, primarily due to new purchases. Debt securities held-to-maturity decreased by $164.3 million to $881.6 million, from $1.05 billion, primarily due to principal repayments.

Total liabilities increased by $1.18 billion to $12.90 billion, from $11.72 billion primarily related to an increase in deposits and FHLB advances. Deposits increased by $898.1 million to $10.96 billion, from $10.07 billion, primarily due to increases in time deposits of $387.9 million and interest bearing deposits of $353.9 million. FHLB advances increased by $324.6 million to $1.40 billion, from $1.07 billion as a result of lower-cost funding availability.

Net income available to common stockholders decreased to $67.1 million, or $1.17 per diluted share, as compared to $96.0 million, or $1.65 per diluted share. Net income available to common stockholders for the year ended December 31, 2025 included a net gain on equity investments of $916,000, restructuring charges of $11.5 million, merger related expenses of $4.3 million, credit risk transfer execution expense of $1.3 million, a $210,000 release of FDIC special assessment fees, and a net loss on redemption of preferred stock of $1.8 million. These items decreased net income in the current year by $14.8 million, net of tax. The above items decreased diluted earnings per share by $0.26.

Net income available to common stockholders for the year ended December 31, 2024 included an opening provision for credit losses related to the acquisition of Spring Garden of $1.4 million, net gain on equity investments of $4.2 million, net gain on sale of trust business of $2.6 million, merger related expenses of $1.8 million, and a special assessment charge of $418,000 related to the FDIC's final rule to recover the loss on the DIF. These items increased net income in the prior year by $2.5 million, net of tax, and diluted earnings per share by $0.05.

The Company's common equity tier 1 capital ratio was 10.72% at December 31, 2025. Additionally, the Company remains well-capitalized with a stockholders' equity to total assets ratio of 11.42% at December 31, 2025.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. For the years ended December 31, 2025, 2024, and 2023, interest income included net loan fees of $5.7 million, $3.3 million, and $2.9 million, respectively.

The following table sets forth certain information relating to the Company for each of the years ended December 31, 2025, 2024 and 2023. The yields and costs, which are annualized, are derived by dividing the income or expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average daily balances. The yields and costs include certain fees and costs which are considered adjustments to yields.

| | For the Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:									
Interest-earning assets:									
Interest-earning deposits and short-term investments	$ 100,051	$ 4,176	4.17 %	$ 175,611	$ 9,381	5.34 %	$ 327,539	$ 17,084	5.22 %
Securities [1]	2,063,446	81,384	3.94	2,084,451	87,549	4.20	1,905,413	69,025	3.62
Loans receivable, net [2]									
Commercial	6,983,023	413,646	5.92	6,836,728	410,978	6.01	6,903,731	400,459	5.80
Residential real estate	3,126,076	129,193	4.13	2,998,732	117,747	3.93	2,911,246	105,796	3.63
Other consumer	220,942	14,055	6.36	243,360	16,518	6.79	255,359	15,610	6.11
Allowance for loan credit losses, net of deferred loan costs and fees	(64,796)	—	—	(59,289)	—	—	(53,477)	—	—
Loans receivable, net	10,265,245	556,894	5.43	10,019,531	545,243	5.44	10,016,859	521,865	5.21
Total interest-earning assets	12,428,742	642,454	5.17	12,279,593	642,173	5.23	12,249,811	607,974	4.96
Non-interest-earning assets	1,186,135			1,215,809			1,237,218		
Total assets	$13,614,877			$13,495,402			$13,487,029		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Interest-bearing checking	$ 4,148,302	88,866	2.14 %	$ 3,923,846	86,320	2.20 %	$ 3,795,502	52,898	1.39 %
Money market	1,434,355	41,077	2.86	1,214,690	41,948	3.45	794,387	18,656	2.35
Savings	1,021,341	6,631	0.65	1,169,424	11,422	0.98	1,364,333	9,227	0.68
Time deposits	2,118,145	79,606	3.76	2,325,638	102,443	4.40	2,440,829	91,237	3.74
Total	8,722,143	216,180	2.48	8,633,598	242,133	2.80	8,395,051	172,018	2.05
FHLB advances	996,798	44,997	4.51	742,575	35,686	4.81	944,219	46,000	4.87
Securities sold under agreements to repurchase with customers	62,420	1,711	2.74	73,399	1,893	2.58	75,140	931	1.24
Other borrowings	273,130	19,343	7.08	484,406	28,426	5.87	307,368	19,294	6.28
Total borrowings	1,332,348	66,051	4.96	1,300,380	66,005	5.08	1,326,727	66,225	4.99
Total interest-bearing liabilities	10,054,491	282,231	2.81	9,933,978	308,138	3.10	9,721,778	238,243	2.45
Non-interest-bearing deposits	1,678,768			1,630,719			1,869,735		
Non-interest-bearing liabilities	202,101			245,680			262,883		
Total liabilities	11,935,360			11,810,377			11,854,396		
Stockholders' equity	1,679,517			1,685,025			1,632,633		
Total liabilities and equity	$13,614,877			$13,495,402			$13,487,029		
Net interest income		$360,223			$334,035			$369,731	
Net interest rate spread [3]			2.36 %			2.13 %			2.51 %
Net interest margin [4]			2.90 %			2.72 %			3.02 %
Total cost of deposits (including non-interest-bearing deposits)			2.08 %			2.36 %			1.68 %
Ratio of interest-earning assets to interest-bearing liabilities	123.61 %			123.61 %			126.00 %		

(1) Amounts represent debt and equity securities, including FHLB and FRB stock, and are recorded at average amortized cost, net of allowance for securities credit losses.
(2) Amount is net of deferred loan costs and fees, undisbursed loan funds, discounts and premiums and allowance for loan credit losses, and includes loans held-for-sale and non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2025 Compared to Year Ended December 31, 2024			Year Ended December 31, 2024 Compared to Year Ended December 31, 2023		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(in thousands)	**Volume**	**Rate**	**Net**	**Volume**	**Rate**	**Net**
Interest-earning assets:						
Interest-earning deposits and short-term investments	$ (3,451)	$ (1,754)	$ (5,205)	$ (8,106)	$ 403	$ (7,703)
Securities [1]	(875)	(5,290)	(6,165)	6,869	11,655	18,524
Loans receivable, net [2]						
Commercial	8,718	(6,050)	2,668	(3,916)	14,435	10,519
Residential real estate	5,118	6,328	11,446	3,249	8,702	11,951
Other consumer	(1,465)	(998)	(2,463)	(758)	1,666	908
Loans receivable, net [2]	12,371	(720)	11,651	(1,425)	24,803	23,378
Total interest-earning assets	8,045	(7,764)	281	(2,662)	36,861	34,199
Interest-bearing liabilities:						
Interest-bearing checking	4,849	(2,303)	2,546	1,846	31,576	33,422
Money market	6,920	(7,791)	(871)	12,329	10,963	23,292
Savings	(1,313)	(3,478)	(4,791)	(1,461)	3,656	2,195
Time deposits	(8,633)	(14,204)	(22,837)	(4,466)	15,672	11,206
Total	1,823	(27,776)	(25,953)	8,248	61,867	70,115
FHLB advances	11,588	(2,277)	9,311	(9,698)	(616)	(10,314)
Securities sold under agreements to repurchase with customers	(296)	114	(182)	(22)	984	962
Other borrowings	(14,138)	5,055	(9,083)	10,462	(1,330)	9,132
Total borrowings	(2,846)	2,892	46	742	(962)	(220)
Total interest-bearing liabilities	(1,023)	(24,884)	(25,907)	8,990	60,905	69,895
Net change in net interest income	$ 9,068	$ 17,120	$ 26,188	$ (11,652)	$ (24,044)	$ (35,696)

(1) Amounts represent debt and equity securities, including FHLB and FRB stock, and are recorded at average amortized cost, net of allowance for securities credit losses.
(2) Amount is net of deferred loan costs and fees, undisbursed loan funds, discounts and premiums and allowance for loan credit losses, and includes loans held-for-sale and non-performing loans.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Total assets increased by $1.14 billion to $14.56 billion, from $13.42 billion, primarily due to increases in loans and, to a lesser extent, securities. Total loans increased by $913.9 million to $11.03 billion, from $10.12 billion, primarily due to an increase of $797.1 million in the total commercial portfolio. The loan pipeline increased by $167.4 million to $474.1 million, from $306.7 million, primarily due to an increase in the commercial loan pipeline of $267.1 million. Debt securities available-for-sale increased by $404.3 million to $1.23 billion, from $827.5 million, primarily due to new purchases. Debt securities held-to-maturity decreased by $164.3 million to $881.6 million, from $1.05 billion, primarily due to principal repayments. Other assets decreased by $36.4 million to $149.3 million, from $185.7 million, primarily due to a decrease in market values associated with customer interest rate swap programs.

Total liabilities increased by $1.18 billion to $12.90 billion, from $11.72 billion primarily related to an increase in deposits and, to a lesser extent, FHLB advances. Deposits increased by $898.1 million to $10.96 billion, from $10.07 billion, primarily due to increases in time deposits of $387.9 million and interest bearing deposits of $353.9 million. Time deposits increased by $387.9 million to $2.47 billion, from $2.08 billion, representing 22.5% and 20.7% of total deposits, respectively. Time deposits included an increase in brokered time deposits of $535.1 million, partly offset by a decrease in retail time deposits of $149.0 million. The loans-to-deposit ratio was 100.6%, as compared to 100.5%. FHLB advances increased by $324.6 million to $1.40 billion, from $1.07 billion as a result of lower-cost funding availability. Other borrowings increased by $57.7 million to $255.2 million, from $197.5 million primarily due to the issuance of $185.0 million in subordinated notes in October 2025 at an initial rate of 6.375% and stated maturity of November 15, 2035. The proceeds were primarily used to redeem the Company's subordinated notes due May 15, 2030, with principal amount of $125.0 million, in November 2025.

Other liabilities decreased by $89.1 million to $209.3 million, from $298.4 million, mostly due to a decrease in the market values of derivatives associated with customer interest rate swaps and related collateral received from counterparties.

Capital levels remain strong and in excess of "well-capitalized" regulatory levels at December 31, 2025, including the Company's common equity tier one capital ratio of 10.72%. For the year ended December 31, 2025, the ratio was primarily impacted by loan growth, increased lending commitments and share repurchases, partly offset by execution of the credit risk transfer entered into in December 2025.

Total stockholders' equity decreased to $1.66 billion, as compared to $1.70 billion, primarily due to the redemption of preferred stock for $55.5 million and capital returns comprised of dividends and share repurchases, partially offset by net income. Additionally, accumulated other comprehensive loss decreased by $13.7 million primarily due to increases in the fair market value of available-for-sale debt securities, net of tax. Noncontrolling interest decreased by $1.1 million due to the disposition of the title business.

During the year ended December 31, 2025, the Company repurchased 1,433,537 shares totaling $24.9 million at a weighted average cost of $17.21, which includes repurchases of exercised options and awards from employees outside of the share repurchase program. On July 16, 2025, the Company announced its Board of Directors authorized a 2025 Stock Repurchase Program to repurchase up to an additional 3.0 million shares. As of December 31, 2025, the Company had 3,226,284 shares available for repurchase under the authorized repurchase programs.

The Company's stockholders' equity to assets ratio was 11.42%, as compared to 12.69% and book value per common share decreased to $28.97, as compared to $29.08.

Comparison of Operating Results for the Years Ended December 31, 2025 and December 31, 2024

General

Net income available to common stockholders decreased to $67.1 million, or $1.17 per diluted share, as compared to $96.0 million, or $1.65 per diluted share. Net income available to common stockholders for the year ended December 31, 2025 included a net gain on equity investments of $916,000, restructuring charges of $11.5 million, merger related expenses of $4.3 million, credit risk transfer execution expense of $1.3 million, a $210,000 FDIC special assessment release, and a net loss on redemption of preferred stock of $1.8 million. These items decreased net income in the current year by $14.8 million, net of tax. The above items decreased diluted earnings per share by $0.26. Net income for the year ended December 31, 2024 included the Spring Garden opening provision for credit losses of $1.4 million, net gain on equity investments of $4.2 million, a net gain on sale of a portion of its trust business of $2.6 million, a FDIC special assessment fees of $418,000 and merger related expenses of $1.8 million. These items increased net income for the prior year by $2.5 million, net of tax.

Interest Income

Interest income remained relatively stable at $642.5 million, from $642.2 million. The yield on average interest-earning assets decreased to 5.17%, from 5.23%, while the average balance of interest-earning assets increased by $149.1 million. This was primarily driven by an increase in commercial and residential loans.

Interest Expense

Interest expense decreased to $282.2 million, from $308.1 million, and the cost of average interest-bearing liabilities decreased to 2.81%, from 3.10%. This was primarily due to lower total cost of deposits, which decreased to 2.08%, from 2.36%. Average interest-bearing liabilities increased by $120.5 million, primarily due to an increase in total deposits.

Net Interest Income and Margin

Net interest income increased to $360.2 million, from $334.0 million. Net interest margin increased to 2.90%, from 2.72%, primarily due to the decrease in cost of funds outpacing the decrease in yield on average interest-earning assets.

Provision for Credit Losses

Provision for credit losses was $16.2 million, as compared to $7.7 million. The prior year included a $1.4 million initial provision for credit losses related to the acquisition of Spring Garden. The current year provision was primarily driven by net loan growth, an increase in unfunded loan balances and commitments, and elevated macroeconomic uncertainty, partly offset by overall improvements in criticized and classified loans.

Net loan charge-offs were $5.4 million for the current year, as compared to $1.6 million in the prior year. The current year included charge-offs of $2.5 million for four commercial relationships related to the Spring Garden acquisition, and charge-offs of $1.5 million related to sales of non-performing residential and consumer loans during the year. The prior year includes the impact of a $1.6 million charge-off related to a single commercial real estate relationship that was sold in the prior year.

Non-interest Income

Other income decreased to $44.7 million, as compared to $50.2 million. Other income for the year ended December 31, 2025 was favorably impacted by net gains on equity investments of $916,000. The prior year was favorably impacted by net gains on equity investments of $4.2 million and a net gain on sale of a portion of its trust business of $2.6 million. The remaining increase of $423,000 was primarily driven by increases in commercial loan swap income of $2.8 million due to new swaps, net gain on sale of loans of $1.3 million, and non-recurring other income of $1.9 million in the current year. These were partly offset by decreases in fees and service charges of $3.9 million related to lower title fees and a decrease of $855,000 related to a non-recurring gain on sale of assets in the prior year.

Non-interest Expense

Operating expenses increased to $296.2 million, as compared to $245.9 million. Operating expenses for the year ended December 31, 2025 were adversely impacted by $11.5 million of restructuring expenses, $4.3 million of merger related expenses, and $1.3 million of credit risk transfer execution expense, partly offset by a $210,000 release of FDIC special assessment fees. The prior year was adversely impacted by $1.8 million of merger related expenses and $418,000 of FDIC special assessment fees. The remaining increase of $35.7 million, was primary driven by an increase in compensation and benefits expense of $21.0 million related to acquisitions at the end of the prior year and the addition of commercial banking teams during the current year. Additional drivers were increases in professional fees of $4.3 million, partly related to Premier Banking recruitment fees, data processing expense of $3.4 million, other operating expenses of $3.3 million, primarily related to loan servicing expenses, occupancy expense of $2.1 million, partly due to additional space for commercial banking teams, and federal deposit insurance and regulatory assessments of $1.3 million.

Income Tax Expense

The provision for income taxes was $21.5 million, as compared to $30.3 million. The effective tax rate was 23.2% for both years. The current year's effective tax rate was adversely impacted by non-deductible merger expenses. The prior year's effective tax rate was adversely impacted by a non-recurring write-off of a deferred tax asset of $1.2 million net of other state effects and credits.

Comparison of Operating Results for the Years Ended December 31, 2024 and December 31, 2023

Refer to the Company's 2024 Form 10-K on pages 50-51.

Liquidity and Capital Resources

Liquidity Management

The Company manages its liquidity and funding needs through its Treasury function and the Asset Liability Committee. The Company has an internal policy that addresses liquidity, and management monitors the adherence to policy limits to satisfy current and future cash flow needs. The policy includes internal limits, monitoring of key indicators, deposit concentrations, liquidity sources and availability, stress testing, collateral management, and other qualitative and quantitative metrics.

Management monitors cash on a daily basis to determine the liquidity needs of the Bank and OceanFirst Financial Corp. (the "Parent Company"), a separate legal entity from the Bank. Additionally, management performs multiple liquidity stress test scenarios on a periodic basis. As of December 31, 2025, the Bank and the Parent Company continued to maintain adequate liquidity under all stress scenarios. The Company also has a detailed contingency funding plan and obtains comprehensive reporting of funding trends on a monthly and quarterly basis, which are reviewed by management.

The Company continually evaluates its on-balance sheet liquidity, including cash and unpledged securities and funding capacity at the FHLB and FRB Discount Window, and periodically tests each of its lines of credit. As of December 31, 2025, total on-balance sheet liquidity and funding capacity was $3.8 billion.

The Bank has a highly operational and granular deposit base, with long-standing client relationships across multiple customer segments providing stable funding. The vast majority of government deposits are protected by FDIC insurance as well as the State of New Jersey under the Government Unit Deposit Protection Act, which requires uninsured government deposits to be further collateralized by the Bank. At December 31, 2025, the Bank reported $6.46 billion of estimated uninsured deposits in its Call Report. This total included $2.71 billion of collateralized government deposits and $1.90 billion of intercompany deposits of fully consolidated subsidiaries, leaving estimated adjusted uninsured deposits of $1.85 billion, or 16.8% of total deposits. On balance-sheet liquidity and funding capacity represented 206% of the estimated adjusted uninsured deposits.

The primary sources of liquidity specifically available to the Parent Company are dividends from the Bank, proceeds from the sale of investments, and the issuance of debt and common stock. For the year ended December 31, 2025, the Parent Company received dividend payments of $62.4 million from the Bank. At December 31, 2025, the Parent Company held $87.9 million in cash and cash equivalents.

The Bank's primary sources of funds are deposits, principal and interest payments on loans and investments, FHLB advances, other borrowings and proceeds from the sale of loans and investments. While scheduled payments on loans and securities are predictable sources of funds, deposit flows, loan prepayments, and loan and investment sales are greatly influenced by interest rates, economic conditions, and competition. The Bank has other sources of liquidity if a need for additional funds arises, including lines of credit at multiple financial institutions and access to the FRB Discount Window.

As of December 31, 2025, the Company pledged $7.92 billion of loans with the FHLB and FRB to enhance the Company's borrowing capacity, which included collateral pledged to the FHLB to obtain a letter of credit to collateralize certain municipal deposits. The Company also pledged $1.45 billion of securities to secure borrowings, enhance borrowing capacity, collateralize its repurchase agreements, and for other purposes required by law. The Company had $1.40 billion of FHLB advances, including $929.2 million of outstanding FHLB term advances and $468.0 million of overnight borrowings as of December 31, 2025, as compared to $1.07 billion of FHLB term advances and no outstanding overnight borrowings from the FHLB at December 31, 2024.

The Company issued $185.0 million of subordinated notes in October 2025 at an initial rate of 6.375% and stated maturity of November 15, 2035. The proceeds were primarily used to redeem the Company's subordinated notes due May 15, 2030, with principal amount of $125.0 million, in November 2025.

The Company's cash needs for the year ended December 31, 2025 were primarily satisfied by increased deposits, net proceeds from FHLB advances, and principal repayments of securities, and primarily utilized to fund loan growth and to purchase debt securities. The Company's cash needs for the year ended December 31, 2024 were primarily satisfied by FHLB advances and principal and interest payments on loans and securities and primarily utilized for the reduction of deposits.

Off-Balance Sheet Commitments and Contractual Obligations

In the normal course of business, the Bank routinely enters into various off-balance-sheet commitments, primarily relating to the origination and funding of loans. At December 31, 2025, outstanding commitments to originate loans totaled $474.1 million and outstanding undrawn lines of credit totaled $1.88 billion, of which $1.60 billion were commitments to commercial and commercial construction borrowers and $278.8 million were commitments to consumer and residential construction borrowers. Commitments to fund undrawn lines of credit and commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the existing contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's exposure to credit risk is represented by the contractual amount of the instruments. These commitments are further discussed in Note 13 Commitments, Contingencies and Concentrations of Credit Risk, to the Consolidated Financial Statements.

At December 31, 2025, the Company also had various contractual obligations, which included debt obligations of $1.71 billion, including finance lease obligations of $1.1 million and an additional $19.0 million in operating lease obligations included in other liabilities, and purchase obligations of $70.1 million Refer to Note 9 Borrowed Funds and Note 17 Leases to the Consolidated Financial Statements for further discussion of debt obligations and lease obligations, respectively. Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consist primarily of contractual obligations under data processing servicing agreements. Actual amounts expended vary based on transaction volumes, number of users, and other factors. The Company expects to have sufficient funds available to meet current commitments in the normal course of business.

Time deposits scheduled to mature in one year or less totaled $2.43 billion at December 31, 2025. If these deposits do not remain with the Company, it may need to seek other sources of funds, including other deposit products, advances from the Federal Home Loan Bank of New York and other borrowing sources. Depending on market conditions, the Company may be required to pay higher rates on such deposits or borrowings than it currently pays.

Liquidity Used in Stock Repurchases and Cash Dividends

Under the Company's stock repurchase program, shares of its common stock may be purchased in the open market and through other privately negotiated transactions, from time-to-time, depending on market conditions. The repurchased shares are held as treasury stock for general corporate purposes. For the year ended December 31, 2025, the Company repurchased 1,433,537 shares of its common stock totaling $24.9 million. Of these repurchased shares for the year ended December 31, 2025, 108,621 shares were repurchased outside of the Company's stock repurchase program. The Company repurchased these shares from employees that elected to sell shares to cover their withholding tax obligations on vested stock awards and options. On July 16, 2025, the Company announced its Board authorized a 2025 Stock Repurchase Program to repurchase up to an additional 3.0 million shares. At December 31, 2025, there were 3,226,284 shares available to be repurchased under the authorized stock repurchase program.

Cash dividends on common stock declared and paid during the year ended December 31, 2025 were $46.2 million, as compared to $46.9 million for the prior year. Cash dividends on preferred stock declared and paid during the years ended December 31, 2025 were $2.0 million, as compared to $4.0 million for the prior year. On May 15, 2025, the Company redeemed all 57,370 shares of its 7.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A. The aggregate payment of $57.4 million, at a redemption price of $25.00 per share, resulted in a net loss on redemption of $1.8 million.

The Parent Company's ability to continue to repurchase shares of common stock and pay dividends depends on capital distributions from the Bank, which may be adversely affected by capital restraints imposed by applicable regulations. If applicable regulations or regulators prevent the Bank from paying a dividend to the Parent Company, the Parent Company may not have the liquidity necessary to repurchase shares of common stock or pay a dividend in the future or pay a dividend at the same rate as historically paid or be able to meet current debt obligations. Additionally, regulations of the Federal Reserve may prevent the Parent Company from either paying or increasing the cash dividend to common stockholders. These regulatory policies may affect the ability of the Parent Company to pay dividends, repurchase shares of common stock, or otherwise engage in capital distributions.

Capital Management

The Company manages its capital sources, uses, and expected future needs through its Treasury function and the Asset Liability Committee. The Company has an internal policy that addresses capital and management monitors the adherence to policy limits to satisfy current and future capital needs. The policy includes internal limits, monitoring of key indicators, sources and availability, intercompany transactions, forecasts and stress testing, and other qualitative and quantitative metrics.

Management performs multiple capital stress test scenarios on a quarterly basis, varying loan growth, earnings, access to the capital markets, credit losses, and mark-to-market losses in the investment portfolio, including both available-for-sale and held-to-maturity. As of December 31, 2025, the Bank and Company continued to maintain adequate capital under all stress scenarios. The Bank and the Parent Company also have detailed contingency capital plans and obtain comprehensive reporting of capital trends on a regular basis, which are reviewed by management and the Board.

In December 2025, the Company executed a credit risk transfer consisting of a credit default swap related to a $1.52 billion pool of on-balance sheet residential mortgage loans, as the buyer of credit protection, to manage regulatory capital levels and reduce credit risk. This transaction reduced the risk-weighted assets for this pool of loans for regulatory capital purposes.

The Company and the Bank satisfied the criteria to be "well-capitalized" under the Prompt Corrective Action Regulations. See Regulation and Supervision—Bank Regulation – Capital Requirements.

At December 31, 2025 and 2024, the Company maintained stockholders' equity to total assets ratio of 11.42% and 12.69%, respectively.

Critical Accounting Policies and Estimates

Note 1 Summary of Significant Accounting Policies to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2025 contains a summary of significant accounting policies. Various elements of these accounting policies, by their nature, are subject to estimation techniques, valuation assumptions and other subjective assessments. Certain assets are carried on the Consolidated Statements of Financial Condition at estimated fair value or the lower of cost or estimated fair value. Policies with respect to the methodology used to determine the allowance for credit losses is a critical accounting policy and estimate because of its importance to the presentation of the Company's financial condition and results of operations. The critical accounting policy involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could result in material differences in the results of operations or financial condition. The critical accounting policy and its application is reviewed periodically, and at least annually, with the Audit Committee of the Board.

Allowance for credit losses in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), was a critical accounting policy in the preparation of the consolidated financial statements as of and for the period ended December 31, 2025.

Goodwill in accordance with ASC 350, Intangibles - Goodwill and Other, was a critical accounting estimate in the preparation of the consolidated financial statements as of and for the period ended December 31, 2025.

Allowance for Credit Losses

The Company's methodology to measure the ACL incorporates both quantitative and qualitative information to assess lifetime expected credit losses at the portfolio segment level.

The quantitative component of the ACL involves assumptions that require a significant level of estimation; these include historical losses as a predictor of future performance, and the accuracy of macro-economic forecasts over a reasonable and supportable forecast period. The Company has elected to use an open pool method and extends its look back period each quarter to capture as many data points as possible in its historical loss rate calculation. A historical data set is expected to provide the best indication of future credit performance. Alternative loss calculation methods, such as vintage and migration methodologies, limit observable data to closed pools of loans, which excludes performance data from the historical loss rate calculation.

Macro-economic forecasts used in the quantitative analysis are provided by a third-party leader in global forecasting. The Company uses the base case macro-economic forecast to reflect the consensus view of future economic conditions. Electing scenarios that are stronger or weaker than the base case would reduce or increase, respectively, the ACL measurement. The Company measures the accuracy of the macro-economic forecasts quarterly to identify any material deviations that would be considered for a qualitative adjustment. The Company assumes a reasonable and supportable forecast period of eight quarters and a reversion period of four quarters based on the analysis of historical U.S. business cycles.

Prepayment and forward interest rate projections are also assumptions used in the quantitative model subject to estimation. Changes in these assumptions have varying implications to the ACL measurement. For example, faster prepayment rates would shorten the life of loans and reduce the lifetime expected credit loss, whereas slower prepayment rates would have the inverse effect.

The Company considers qualitative adjustments to expected credit loss estimates for information not already captured in the loss estimation process. Qualitative loss factors are grounded in the Company's long-term credit losses and reflect an assumption that past behavior is a reasonable predictor of future performance. The Company considers the peak two-year net charge off rate to capture maximum potential volatility over the reasonable and supportable forecast period. Historical losses that inform the guardrails for the qualitative adjustments are anchored to 2005 and extended annually. This period is intended to represent the credit profile of the current portfolio and capture prior performance in a severe economic recession. These guardrails are updated annually to capture recent behavior that is indicative of the credit profile of the current portfolio.

Management considers subjective, objective, and unique qualitative factors at each estimation date. Subjective factors incorporate external factors, personnel, and controls, as well as portfolio composition and performances. Subjective factors also include: local competition; portfolio nature, volume and concentration; credit trends; lending policy, procedure and loan review; lending management and staff; regulatory changes and forecast uncertainty. Objective factors address gaps in the quantitative model, such as the limited loss history and the inherent risk of Special Mention commercial real estate loans. Unique factors will capture one-time events, such as environmental threats and model updates that are expected to impact performance over the forecast period. Unique factors are identified, assessed, and documented in the quarter they are applied. Since 2022, the Company incorporated unique factors to address macro-economic uncertainty and alternative economic forecast projections.

Although management believes that it uses the best information available to establish the ACL in conformity with GAAP, future adjustments to the ACL may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. For example, at December 31, 2025, if the Company had elected a scenario using one level more favorable credit trends in the qualitative input in its commercial portfolio, the ACL measurement would have been approximately $2.7 million lower. Alternatively, if the Company had elected a more adverse scenario for its macro-economic forecasts, the ACL measurement would have been approximately $11.5 million higher. These sensitivity scenarios do not represent a change in the Company's expectations of credit performance or the economic environment but provide hypothetical results to assess the sensitivity of the ACL to changes in key inputs.

Given the level of uncertainty and the material impact on the ACL measurement, all assumptions are reviewed and updated as necessary at each estimation date. Other than discussed above, there were no changes in the estimation methodology for these assumptions in 2025.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. Goodwill is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment between annual measurement dates (i.e. triggering events). For the purposes of goodwill impairment testing, management has concluded that the Company has one reporting unit and the annual impairment test is performed as of August 31.

Testing of goodwill impairment comprises a two-step process. First, the Company performs a qualitative assessment to evaluate relevant events or circumstances to determine whether it is more likely than not that the fair value of the Company is less than its carrying amount, including goodwill. The factors considered in the qualitative assessment include macroeconomic conditions, industry and market conditions and the overall financial performance of the Company, among other factors. If the Company determines that it is more likely than not that the fair value of the Company is less than its carrying amounts, then it proceeds to the quantitative impairment test, whereby it calculates the fair value of the Company. In its performance of impairment testing, management has the unconditional option to proceed directly to the quantitative impairment test, bypassing the qualitative assessment. If the carrying amount of the Company exceeds its fair value, the amount by which the carrying amount exceeds fair value, up to the carrying value of goodwill, is recorded through earnings as an impairment charge. If the results of the qualitative assessment indicate that it is not more likely than not that an impairment has occurred, or if the quantitative impairment test results in a fair value of the Company that is greater than the carrying amount, then no impairment charge is recorded.

The Company completed its annual goodwill impairment test as of August 31, 2025. For the annual test, the Company bypassed the qualitative assessment and proceeded directly to the quantitative impairment test based on the stock price of the Company on the measurement date and economic uncertainty. To perform the quantitative assessment, the Company engaged a third-party service provider to assist management with the determination of the fair value of the Company. The Company estimated the fair value of equity using the market capitalization method of the market approach, consideration of initiatives unknown by the market and evaluation of any implied control premium.

The market capitalization method calculated the aggregate market value of the Company based on the total number of outstanding shares of common and preferred stock and the market prices of the shares as of the assessment date. The Company evaluated conditions that were unknown by the market as of the assessment date and how a market participant would evaluate an implied control premium for the Company. The implied control premium was supported using a discounted cash flow analysis that contemplated the present value of assumed market participant cost savings and synergies.

The DCF analysis was utilized to estimate the present value of future cash flows. A DCF analysis requires significant judgment to model financial forecasts, which included forward interest rates, fee generation and expense incurrence, industry and economic trends, and other relevant considerations. For periods beyond those forecasted, a terminal value was estimated based on an assumed long-term growth rate, which was derived using the Gordon Growth Model. The discount rate applied to the forecasted cash flows was calculated using a build-up approach, which starts with the risk-free interest rate, which was then calibrated for market and company specific risk premiums, including a beta, equity risk, size, and company-specific risk premiums to reflect risks and uncertainties in the financial market and in the Company's business projections.

Significant negative industry or economic trends, including declines in the market price of the Company's stock, reduced estimates of future cash flows or business disruptions could result in impairments to goodwill in the future, which would result in recording an impairment loss. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. Management will continue evaluating the economic conditions at future reporting periods for triggering events.

The results of the quantitative assessment indicated that the fair value of the Company's reporting unit exceeded its carrying amount, which resulted in no impairment loss at August 31, 2025.

Management continued to carefully assess and evaluate all available information for potential triggering events after the August 31 annual testing date and through December 31, 2025. Management concluded no triggering events were identified subsequent to the August 31, 2025 annual test date.

Impact of New Accounting Pronouncements

For further information regarding accounting pronouncements, refer to Note 1. Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Management of IRR

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from the IRR inherent in its lending, investment, deposit-taking, and funding activities. The Company's profitability is affected by fluctuations in interest rates. Changes in interest rates may negatively or positively impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. Changes in interest rates may also negatively or positively impact the market value of the Company's investment securities, in particular fixed-rate instruments. Net gains or losses in available-for-sale securities can increase or decrease accumulated other comprehensive income or loss and total stockholders' equity. Management actively monitors and manages IRR. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a substantial impact on the earnings and stockholders' equity of the Company.

The principal objectives of the IRR management function are to: evaluate the IRR inherent in the Company's business; determine the level of risk appropriate given the Company's business focus, operating and interest rate environment, capital and liquidity requirements, and performance objectives; and manage the risk consistent with Board approved guidelines. The Company maintains an ALCO consisting of members of management, responsible for reviewing asset liability policies and the IRR position. ALCO meets regularly and reports the Company's IRR position and trends to the Board on a regular basis.

The Company utilizes a number of strategies to manage IRR including, but not limited to: (1) managing the origination, purchase, sale, and retention of various types of loans with differing IRR profiles; (2) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing stable relationship-based deposits and longer-term deposits; (3) selectively purchasing interest rate swaps and caps converting the rates for customer loans to manage individual loans and the Company's overall IRR profile; (4) managing the investment portfolio IRR profile; (5) managing the maturities and rate structures of borrowings and time deposits; and (6) purchasing interest rate swaps to manage overall balance sheet interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive." Interest rate sensitivity is monitored through the use of an IRR model, which measures the change in the institution's EVE and net interest income under various interest rate scenarios. EVE is the difference between the net present value of assets, liabilities and off-balance-sheet contracts. Interest rate sensitivity is monitored by management through the use of a model which measures IRR by modeling the change in EVE and net interest income over a range of interest rate scenarios. Modeled assets and liabilities are assumed to reprice at respective repricing or maturity dates. Pricing caps and floors are included in the results, where applicable. The Company uses prepayment expectations set forth by market sources as well as Company generated data where applicable. Generally, cash flows from loans and securities are assumed to be reinvested to maintain a static balance sheet. Other assumptions about balance sheet mix are generally held constant.

The methodologies and assumptions used in this analysis are periodically evaluated and refined in response to changes in the market environment, changes in the Company's balance sheet composition, enhancements in the Company's modeling and other factors. Such changes may affect historical comparisons of these results. For loans, investments, borrowings and time deposits, the fair value used in the EVE closely aligns with the Company's fair value measurements defined within Note 15, Fair Value Measurements to the consolidated financial statements. However, for non-maturity deposits, the fair value differs for EVE as it also considers the likelihood of deposit withdrawals and the current weighted average deposit rate relative to market rates. The Company's weighted average age of non-maturity deposit accounts was approximately 15.5 years, and the weighted average cost was 1.52%.

The Company performs a variety of EVE and twelve-month net interest income sensitivity scenarios. At both December 31, 2025 and 2024, the Company was in compliance with Board guidelines for each scenario. The following table sets forth sensitivity for a specific range of interest rate scenarios as of December 31, 2025 and 2024.

| Change in Interest Rates in Basis Points (Rate Shock) | December 31, 2025 | | December 31, 2024 | |
| | Economic Value of Equity | Net Interest Income | Economic Value of Equity | Net Interest Income |
	% Change	% Change	% Change	% Change
300	(6.6)%	(2.5)%	(6.2)%	(0.8)%
200	(4.0)	(1.4)	(3.6)	0.1
100	(1.7)	(0.6)	(1.5)	0.4
Static	—	—	—	—
(100)	1.4	1.2	1.5	(0.5)
(200)	0.5	2.2	1.8	(1.3)
(300)	(4.3)	3.0	(0.6)	(2.6)

The net interest income sensitivity results at December 31, 2025 was modestly liability sensitive as compared to the prior year. The change in sensitivity from prior year was impacted by an increase in fixed rate loans, an increase in short-term time deposits and overnight borrowings and non-maturity deposit growth with higher betas, partially offset by an increase in floating rate loans and securities.

Overall, the measure of EVE at risk slightly increased in all rate scenarios from December 31, 2024 to December 31, 2025. This increase was the result of an increase in fixed rate loans, short-term time deposits and overnight borrowings and higher beta non-maturity deposits, offset by an increase in floating rate loans and securities.

Certain shortcomings are inherent in the methodology used in the EVE and net interest income IRR measurements. The model requires the making of certain assumptions, which may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the model assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Third, the model does not take into account the Company's business or strategic plans or any steps it may take to respond to changes in rates. Fourth, prepayment, rate sensitivity, and average life assumptions can have a significant impact on the IRR model results. Lastly, the model utilizes data derived from historical performance. Accordingly, although the above measurements provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates.

Item 8.   Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of OceanFirst Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Credit Losses - Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The allowance for loan credit losses ("ACL") is management's estimate of credit losses currently expected over the life of the loan portfolio, or the amount of amortized cost basis not expected to be collected, at the balance sheet date.

The Company's methodology to measure the ACL incorporates both quantitative and qualitative information to assess lifetime expected credit losses at the portfolio segment level. The quantitative component includes the calculation of loss rates using an open pool method. Under this method, the Company calculates a loss rate based on historical loan level loss experience for portfolio segments with similar risk characteristics. The historical loss rate is adjusted for select macroeconomic variables that consider both historical trends as well as forecasted trends for a single economic scenario. The adjusted loss rate is calculated for an eight-quarter forecast period then reverts to the historical loss rate on a straight-line basis over four quarters. The

Company considers qualitative adjustments to expected credit loss estimates for information not already captured in the loss estimation process. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses.

Adjustments will not be made for information that has already been considered and included in the quantitative allowance. Qualitative loss factors are based on management's judgment of company, market, industry or business specific data, changes in loan composition, performance trends, regulatory changes, uncertainty of macroeconomic forecasts, and other asset specific risk characteristics.

We identified the ACL as a critical audit matter because of the complexity of the Company's model and the significant assumptions used by management. Auditing the ACL required a high degree of auditor judgment and an increased extent of effort, including the need to involve credit specialists when performing audit procedures to evaluate the reasonableness of management's model and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to qualitative adjustments within the ACL included the following, among others:

- We tested the design and operating effectiveness of management's controls covering the key data, assumptions and judgments impacting the ACL.
- We evaluated the appropriateness of the Company's accounting policies and methodologies, involved in determining the ACL.
- We involved credit specialists to assist us in evaluating the Company's CECL model, including the reasonableness of the models and the selection of and calibration to economic factors.
- We assessed the reasonableness of the Company's qualitative methodology, tested key calculations utilized within the qualitative estimate and agreed underlying data within the calculation to source documents.

Goodwill - Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company performs an annual goodwill impairment test over the Company's single reporting unit, as of August 31st or whenever certain triggering events occur or if changes in circumstances indicate potential impairment. An impairment charge is recognized when and to the extent the Company's carrying amount is determined to exceed its fair value. The results of the quantitative assessment indicated that the fair value of the Company's reporting unit exceeded its carrying amount as of the measurement date, which resulted in no impairment. The Company did not identify any triggering events between the annual assessment date and December 31, 2025.

The Company estimated the fair value of its single reporting unit using the market capitalization method, which is a form of a market approach. Under the market capitalization method, the Company estimated the fair value of the Company by utilizing observable market data to calculate the aggregate market value of the Company based on the total number of outstanding shares of common and preferred stock and the market prices of the shares as of the assessment date as well as consideration of initiatives unknown by the market and the evaluation of an implied control premium. The implied control premium was supported using a discounted cash flow method and evaluating the present value of market participant cost savings and synergies.

Auditing the estimated fair value of the Company involves a high degree of subjectivity, including the need to involve our fair value specialists, as it relates to evaluating whether management's judgments in determining whether the implied control premium was reasonable.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the judgements made by management included the following, among others:

- We evaluated the reasonableness of the Company's valuation methodology.
- We tested the design and operating effectiveness of controls over goodwill, including financial forecasts, unknown conditions by the market as of the assessment date, and selection of control premium, including the estimate of market participant cost savings.
- We evaluated the reasonableness of the Company's financial forecasts by comparing to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in industry growth rate statistics.

- We evaluated the reasonableness of management's estimate of market participant cost savings by (1) comparing to cost savings announced in recent bank acquisitions and (2) assessing the Company's existing cost structure for potential cost savings and comparing that to management's estimate.
- With the assistance of our fair value specialists, we evaluated the significant valuation assumptions including, among others, the control premium used by the Company, which included testing the underlying source information and the mathematical accuracy of the calculations by developing a range of independent estimates and comparing to those selected by management.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 27, 2026

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of OceanFirst Financial Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of OceanFirst Financial Corp. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 27, 2026

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 135,130	$ 123,615
Debt securities available-for-sale, at estimated fair value (encumbered $897,491 at December 31, 2025 and $470,844 at December 31, 2024)	1,231,827	827,500
Debt securities held-to-maturity, net of allowance for securities credit losses of $811 at December 31, 2025 and $967 at December 31, 2024 (estimated fair value of $825,790 at December 31, 2025 and $952,917 at December 31, 2024) (encumbered $543,425 at December 31, 2025 and $599,200 at December 31, 2024)	881,568	1,045,875
Equity investments (encumbered $4,975 at December 31, 2025 and $0 at December 31, 2024)	91,882	84,104
Restricted equity investments, at cost	129,329	108,634
Loans receivable, net of allowance for loan credit losses of $83,726 at December 31, 2025 and $73,607 at December 31, 2024	10,970,666	10,055,429
Loans held-for-sale	5,768	21,211
Interest and dividends receivable	49,010	45,914
Other real estate owned	10,266	1,811
Premises and equipment, net	112,743	115,256
Bank owned life insurance	270,301	270,208
Goodwill	517,481	523,308
Intangibles	9,046	12,680
Other assets	149,300	185,702
Total assets	$ 14,564,317	$ 13,421,247
Liabilities and Stockholders' Equity		
Deposits	$ 10,964,405	$ 10,066,342
FHLB advances	1,397,179	1,072,611
Securities sold under agreements to repurchase with customers	54,434	60,567
Other borrowings	255,233	197,546
Advances by borrowers for taxes and insurance	21,245	23,031
Other liabilities	209,271	298,393
Total liabilities	12,901,767	11,718,490
Stockholders' equity:		
Preferred stock, $0.01 par value, $1,000 liquidation preference, 5,000,000 shares authorized, 0 and 57,370 shares issued at December 31, 2025 and December 31, 2024, respectively.	—	1
Common stock, $0.01 par value, 150,000,000 shares authorized, 62,942,427 and 62,673,192 shares issued at December 31, 2025 and December 31, 2024, respectively; and 57,390,569 and 58,554,871 shares outstanding at December 31, 2025 and December 31, 2024, respectively	625	613
Additional paid-in capital	1,118,331	1,168,321
Retained earnings	662,616	641,727
Accumulated other comprehensive loss	(2,159)	(15,853)
Less: Unallocated common stock held by ESOP	(1,301)	(2,542)
Treasury stock, 5,551,858 and 4,118,321 shares at December 31, 2025 and December 31, 2024, respectively	(115,562)	(90,617)
OceanFirst Financial Corp. stockholders' equity	1,662,550	1,701,650
Non-controlling interest	—	1,107
Total stockholders' equity	1,662,550	1,702,757
Total liabilities and stockholders' equity	$ 14,564,317	$ 13,421,247

See accompanying Notes to Consolidated Financial Statements.

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Interest income:						
Loans	$	556,894	$	545,243	$	521,865
Debt securities		72,057		77,749		59,273
Equity investments and other		13,503		19,181		26,836
Total interest income		642,454		642,173		607,974
Interest expense:						
Deposits		216,180		242,133		172,018
Borrowed funds		66,051		66,005		66,225
Total interest expense		282,231		308,138		238,243
Net interest income		360,223		334,035		369,731
Provision for credit losses		16,171		7,689		17,678
Net interest income after provision for credit losses		344,052		326,346		352,053
Other income (loss):						
Bankcard services revenue		6,534		6,197		5,912
Trust and asset management revenue		1,514		1,745		2,529
Fees and service charges		17,865		21,791		21,254
Net gain on sales of loans		3,686		2,358		428
Net gain (loss) on equity investments		916		4,225		(3,732)
Net loss from other real estate operations		(285)		(20)		—
Income from bank owned life insurance		7,753		7,905		5,280
Commercial loan swap income		3,649		879		741
Other		3,069		5,107		1,212
Total other income		44,701		50,187		33,624
Operating expenses:						
Compensation and employee benefits		159,353		138,341		135,802
Occupancy		22,874		20,811		21,188
Equipment		3,597		4,250		4,650
Marketing		5,653		5,165		4,238
Federal deposit insurance and regulatory assessments		11,599		10,955		11,157
Data processing		27,723		24,280		24,835
Check card processing		4,582		4,412		4,640
Professional fees		15,090		9,483		18,297
Amortization of intangibles		3,634		3,333		3,984
Branch consolidation expense, net		—		—		70
Merger related expenses		4,253		1,779		22
Restructuring charges		11,526		—		—
Other operating expense		26,353		23,068		20,029
Total operating expenses		296,237		245,877		248,912
Income before provision for income taxes		92,516		130,656		136,765
Provision for income taxes		21,489		30,266		32,700
Net income		71,027		100,390		104,065
Net income attributable to non-controlling interest		49		325		36
Net income attributable to OceanFirst Financial Corp.		70,978		100,065		104,029
Dividends on preferred shares		2,008		4,016		4,016
Loss on redemption of preferred stock		1,842		—		—
Net income available to common stockholders	$	67,128	$	96,049	$	100,013
Basic earnings per share	$	1.17	$	1.65	$	1.70
Diluted earnings per share	$	1.17	$	1.65	$	1.70
Average basic shares outstanding		57,419		58,296		58,948
Average diluted shares outstanding		57,425		58,297		58,957

See accompanying Notes to Consolidated Financial Statements.

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 71,027	$ 100,390	$ 104,065
Other comprehensive income:			
Unrealized gain on debt securities (net of tax expense of $4,235, $1,561 and $4,560 in 2025, 2024 and 2023, respectively)	13,293	4,698	14,312
Accretion of unrealized loss on debt securities reclassified to held-to-maturity (net of tax expense of $200, $169 and $213 in 2025, 2024, and 2023, respectively)	288	244	290
Unrealized loss on cash flow derivative hedges (net of tax benefit of $34, $304 and $257 in 2025, 2024 and 2023, respectively)	(108)	(956)	(808)
Reclassification adjustment for loss included in net income (net of tax expense of $70, $326 and $423 in 2025, 2024 and 2023, respectively)	221	1,023	1,326
Total other comprehensive income, net of tax	13,694	5,009	15,120
Total comprehensive income	84,721	105,399	119,185
Less: comprehensive income attributable to non-controlling interest	49	325	36
Total comprehensive income attributable to OceanFirst Financial Corp.	84,672	105,074	119,149
Less: dividends on preferred shares	2,008	4,016	4,016
Less: loss on redemption of preferred stock	1,842	—	—
Total comprehensive income available to common stockholders	$ 80,822	$ 101,058	$ 115,133

See accompanying Notes to Consolidated Financial Statements.

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands, except per share amounts)

For the Years Ended December 31, 2025, 2024 and 2023

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Employee Stock Ownership Plan	Treasury Stock	Non-Controlling Interest	Total
Balance at December 31, 2022	$ 1	$ 612	$ 1,154,821	$ 540,507	$ (35,982)	$ (6,191)	$ (69,106)	$ 802	$ 1,585,464
Net income	—	—	—	104,029	—	—	—	36	104,065
Other comprehensive income, net of tax	—	—	—	—	15,120	—	—	—	15,120
Stock compensation	—	—	5,854	—	—	—	—	—	5,854
Allocation of ESOP stock	—	—	(341)	—	—	2,411	—	—	2,070
Cash dividend – $0.80 per share	—	—	—	(47,258)	—	—	—	—	(47,258)
Exercise of stock options	—	1	1,421	(720)	—	—	—	—	702
Preferred stock dividend	—	—	—	(4,016)	—	—	—	—	(4,016)
Distribution to non-controlling interest	—	—	—	—	—	—	—	(55)	(55)
Balance at December 31, 2023	1	613	1,161,755	592,542	(20,862)	(3,780)	(69,106)	782	1,661,945
Net income	—	—	—	100,065	—	—	—	325	100,390
Other comprehensive income, net of tax	—	—	—	—	5,009	—	—	—	5,009
Stock compensation	—	—	6,084	—	—	—	—	—	6,084
Allocation of ESOP stock	—	—	(124)	—	—	1,238	—	—	1,114
Cash dividend – $0.80 per share	—	—	—	(46,864)	—	—	—	—	(46,864)
Exercise of stock options	—	—	571	—	—	—	—	—	571
Repurchase 1,383,238 shares of common stock	—	—	35	—	—	—	(21,511)	—	(21,476)
Preferred stock dividend	—	—	—	(4,016)	—	—	—	—	(4,016)
Balance at December 31, 2024	1	613	1,168,321	641,727	(15,853)	(2,542)	(90,617)	1,107	1,702,757
Net income	—	—	—	70,978	—	—	—	49	71,027
Other comprehensive income, net of tax	—	—	—	—	13,694	—	—	—	13,694
Stock compensation	—	12	4,857	—	—	—	—	—	4,869
Allocation of ESOP stock	—	—	(74)	—	—	1,241	—	—	1,167
Cash dividend – $0.80 per share	—	—	—	(46,239)	—	—	—	—	(46,239)
Exercise of stock options	—	—	717	—	—	—	—	—	717
Repurchase 1,433,537 shares of common stock	—	—	37	—	—	—	(24,945)	—	(24,908)
Preferred stock dividend	—	—	—	(2,008)	—	—	—	—	(2,008)
Redemption of preferred stock	(1)	—	(55,527)	(1,842)	—	—	—	—	(57,370)
Deconsolidation of Trident	—	—	—	—	—	—	—	(841)	(841)
Distribution to non-controlling interest	—	—	—	—	—	—	—	(315)	(315)
Balance at December 31, 2025	$ —	$ 625	$ 1,118,331	$ 662,616	$ (2,159)	$ (1,301)	$ (115,562)	$ —	$ 1,662,550

See accompanying Notes to Consolidated Financial Statements.

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 71,027	$ 100,390	$ 104,065
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	10,300	10,903	12,327
Allocation of ESOP stock	1,167	1,114	2,070
Stock compensation	4,869	6,084	5,854
Net excess tax expense on stock compensation	195	365	243
Amortization of intangibles	3,634	3,333	3,984
Net accretion of purchase accounting adjustments	(1,455)	(2,865)	(5,848)
Amortization of servicing asset	480	308	90
Net (discount) premium amortization in excess of discount accretion on securities	(3,539)	870	3,133
Net amortization of deferred costs on borrowings	338	626	598
Net amortization of deferred fees/costs and premiums/discounts on loans	(9,429)	(3,055)	(1,094)
Provision for credit losses	16,171	7,689	17,678
Net write-down of fixed assets held-for-sale to net realizable value	—	—	459
Net loss (gain) on sale of fixed assets	2	(131)	(26)
Net (gain) loss on equity investments	(916)	(4,225)	3,732
Net gain on sales of loans	(3,686)	(2,358)	(428)
Net loss on sale of available-for-sale securities	34	106	697
Proceeds from sales of residential loans held for sale	504,329	270,171	58,495
Residential loans originated for sale	(485,200)	(283,858)	(62,543)
Write down of other real estate owned	198	—	—
Increase in value of bank owned life insurance	(7,246)	(6,566)	(5,280)
Net (gain) loss on sale of assets held for sale	—	(855)	233
(Increase) decrease in interest and dividends receivable	(3,096)	5,960	(7,170)
Deferred tax provision (benefit)	3,009	(337)	3,151
Net loss on disposal of controlling interest in Trident	4,338	—	—
Decrease (increase) in other assets	29,319	(3,364)	34,504
Decrease in other liabilities	(47,632)	(8,062)	(44,663)
Total adjustments	16,184	(8,147)	20,196
Net cash provided by operating activities	87,211	92,243	124,261
Cash flows from investing activities:			
Net (increase) decrease in loans receivable	(913,989)	199,094	(243,545)
Purchases of loan pools	(26,859)	(84,464)	(35,904)
Discounts received (premiums paid) on purchased loan pools	2,562	8,397	(1,210)
Proceeds from sale of loans	8,640	—	—
Purchase of debt securities available-for-sale	(809,714)	(256,784)	(302,909)
Purchase of debt securities held-to-maturity	—	(6,971)	(65,567)
Purchase of equity investments	(7,647)	(3,082)	(7,661)
Proceeds from maturities and calls of debt securities available-for-sale	9,914	19,537	22,376
Proceeds from maturities and calls of debt securities held-to-maturity	52,715	22,217	19,425
Proceeds from sales of debt securities available-for-sale	141,638	7,121	1,300
Proceeds from sales of equity investments	365	22,782	4,822
Principal repayments on debt securities available-for-sale	269,737	162,329	926
Principal repayments on debt securities held-to-maturity	114,613	100,472	108,037
Proceeds from bank owned life insurance	7,153	2,856	385

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Cash flows from investing activities (continued):			
Proceeds from the redemption of restricted equity investments	336,020	81,199	128,964
Purchases of restricted equity investments	(356,715)	(96,067)	(113,447)
Proceeds from sales of other real estate owned	912	—	—
Proceeds from sales of assets held-for-sale	—	883	3,719
Purchases of premises and equipment	(7,700)	(7,567)	(7,708)
Proceeds from disposal of premises and equipment	—	3,380	—
Proceeds from disposal of controlling interest in Trident	2,750	—	—
Net cash consideration paid for acquisition	—	(68,932)	—
Net cash (used in) provided by investing activities	(1,175,605)	106,400	(487,997)
Cash flows from financing activities:			
Net increase (decrease) in deposits	857,974	(366,502)	760,023
(Decrease) increase in short-term borrowings	(6,204)	(12,667)	3,950
Net proceeds (repayment) from FHLB advances	324,568	223,975	(362,530)
Net proceeds from issuance of subordinated notes	181,882	—	—
Repayments of other borrowings	(125,000)	—	—
(Decrease) increase in advances by borrowers for taxes and insurance	(1,786)	624	1,002
Exercise of stock options	717	571	702
Payment of employee taxes withheld from stock awards	(1,402)	(2,391)	(2,350)
Purchase of treasury stock	(24,908)	(21,476)	—
Dividends paid	(48,247)	(50,880)	(51,274)
Redemption of preferred stock	(57,370)	—	—
Distributions to non-controlling interest	(315)	—	(55)
Net cash provided by (used) in financing activities	1,099,909	(228,746)	349,468
Net increase (decrease) in cash and due from banks and restricted cash	11,515	(30,103)	(14,268)
Cash and due from banks and restricted cash at beginning of year	123,615	153,718	167,986
Cash and due from banks and restricted cash at end of year	$ 135,130	$ 123,615	$ 153,718
Supplemental disclosure of cash flow information:			
Cash and due from banks at beginning of year	$ 123,615	$ 153,718	$ 167,946
Restricted cash at beginning of year	—	—	40
Cash and due from banks and restricted cash at beginning of year	$ 123,615	$ 153,718	$ 167,986
Cash and due from banks at end of year	$ 135,130	$ 123,615	$ 153,718
Restricted cash at end of year	—	—	—
Cash and due from banks and restricted cash at end of year	$ 135,130	$ 123,615	$ 153,718
Cash paid during the year for:			
Interest	$ 279,171	$ 320,264	$ 225,405
Income taxes	20,689	33,786	29,331
Non-cash activities:			
Accretion of unrealized loss on securities reclassified to held-to-maturity	487	413	503
Net loan charge-offs	5,445	1,555	8,382
Transfer of premises and equipment to assets held-for-sale	—	—	1,302
Transfer of securities from held-to-maturity to available-for-sale	—	500	—
Transfer of loans receivable to other real estate owned	9,565	—	—
Transfer of loans receivable to loans held-for-sale	8,640	—	—
Settlement of preexisting loan receivable from Spring Garden	—	96,979	—

OceanFirst Financial Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Supplemental disclosure of cash flow information (continued):			
Acquisition:			
Non-cash assets acquired:			
Loans	$ —	$ 140,062	$ —
Premises and equipment	—	157	—
Other real estate owned	—	1,666	—
Other assets	—	1,122	—
Goodwill and other intangible assets, net	—	23,662	—
Total non-cash assets acquired	$ —	$ 166,669	$ —
Liabilities assumed:			
Other liabilities	—	4,033	—
Total lease and other liabilities	$ —	$ 4,033	$ —
Total liabilities assumed	$ —	$ 4,033	$ —

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of: OceanFirst Financial Corp. (the "Company"); its wholly-owned subsidiaries, OceanFirst Bank N.A. (the "Bank") and OceanFirst Risk Management, Inc.; the Bank's direct and indirect wholly-owned subsidiaries, OceanFirst REIT Holdings, Inc., OceanFirst Management Corp., OceanFirst Realty Corp., Casaba Real Estate Holdings Corporation, Country Property Holdings, Inc., OFB Acquisition LLC; and Spring Garden (and its subsidiaries). All significant intercompany accounts and transactions have been eliminated in consolidation.

In 2025, the Company adjusted the presentation of loans secured by owner-occupied commercial real estate to commercial and industrial - real estate to reflect the variation in the management and underlying risk profile of such loans as compared with non-owner-occupied ("investor") commercial real estate loans. Similarly, the Company also adjusted the presentation of commercial and industrial loans that were not secured by real estate to commercial and industrial - non-real estate. Collectively, these two loan portfolios are referred to as "Commercial and industrial" loans. Prior year amounts have been conformed to this change in presentation.

Business

The Bank provides a range of regional community banking services to retail and commercial customers through a network of branches and offices throughout New Jersey and in the major metropolitan areas from Massachusetts through Virginia. The Bank is subject to competition from other financial institutions and certain technology companies. It is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with U.S. GAAP. The preparation of the accompanying consolidated financial statements, in conformity with these accounting principles, requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses and goodwill. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current and forecasted economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes, including in the economic environment, will be reflected in the financial statements in future periods.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash items in the process of collection, and interest-bearing deposits in other financial institutions. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Securities

Securities include debt securities HTM and debt securities AFS. Debt securities include U.S. government and agency obligations, state and municipal debt obligations, corporate debt securities, asset-backed securities, and MBS. MBS includes: agency residential and commercial MBS which are issued and guaranteed by one of the FHLMC, the FNMA, the GNMA, or the SBA; and non-agency commercial MBS.

Management determines the appropriate classification at the time of purchase. If management has the positive intent not to sell a security and the Company would not be required to sell such a security prior to maturity, the securities can be classified as HTM debt securities. Such securities are stated at amortized cost. Securities in the AFS category are securities which the Company may sell prior to maturity as part of its asset/liability management strategy. Such securities are carried at estimated fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders' equity and as part of other comprehensive income. Gains or losses on the sale of such securities are included in other income using the specific identification method. Discounts and premiums on debt securities are accreted or amortized using the level-yield method over the estimated lives of the securities, including the effect of prepayments.

Upon the transfer of debt securities from AFS to HTM classification, unrealized gains or losses at the transfer date continue to be reflected in accumulated other comprehensive income and are amortized into interest income over the remaining life of the securities.

Securities also include equity investments. Equity investments with readily determinable fair value are reported at fair value, with changes in fair value reported in net income. Equity investments without readily determinable fair values are carried at cost less impairment, if any, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (measurement alternative). Certain equity investments without readily determinable fair values are measured at NAV per share as a practical expedient.

Credit Losses for Available-for-Sale Debt Securities
For AFS debt securities where fair value is less than amortized cost, the security is considered impaired when amounts are deemed uncollectible or when the Company intends, or more likely than not will be required, to sell the AFS debt security before recovery of the amortized cost basis.

On a quarterly basis the Company evaluates the AFS debt securities for impairment. Securities that are in an unrealized loss position are reviewed to determine if a securities credit loss exists based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether an impairment exists include: (a) the extent to which the fair value is less than the amortized cost basis, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) whether the Company intends to sell the security and whether it is more likely than not that the Company will not be required to sell the security.

If a determination is made that an AFS debt security is impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as a securities provision for credit losses through an allowance for securities credit losses. The securities provision for credit losses will be limited to the difference between the security's amortized cost basis and fair value and any future changes may be reversed, limited to the amount previously expensed, in the period they occur. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

The evaluation of securities for impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the estimated fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads, and the expected recovery period.

Loans Receivable

Loans receivable, other than loans held-for-sale, are stated at unpaid principal balance, plus unamortized premiums less unearned discounts, net of deferred loan origination and commitment fees and costs, and the associated allowance for loan credit losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the specifically identified loans, adjusted for actual prepayments. For each loan class, a loan is considered past due when a payment has not been received in accordance with the contractual terms. Loans which are more than 90 days past due, and other loans in the process of foreclosure, are placed on non-accrual status. Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Any interest subsequently collected is credited to income in the period of recovery only after the full principal balance has been brought current and has returned to accrual status. A loan is returned to accrual status when all amounts due have been received, payments remain current for a period of six months, and the remaining principal and interest are deemed collectible.

Loans are charged-off in the period the loans, or portion thereof, are deemed uncollectible. The Company will record a loan charge-off to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, if it is determined that it is probable that recovery will come primarily from the sale of the collateral.

Loans Held for Sale and Mortgage Servicing Rights

Loans held for sale are carried at the lower of unpaid principal balance, net, or estimated fair value on an aggregate basis. Estimated fair value is generally determined based on bid quotations from secondary markets. Any reduction in loans held for sale are recorded through net gain on sales of loans. Gains or losses recognized on sales to the secondary market are also recorded in net gain on sale of loans.

For certain mortgage loan sales, the Company will retain the contractual right to service those loans for a fee, and as such a mortgage servicing rights asset is recorded with a corresponding gain on sale. Mortgage servicing rights represent the fair value assigned to the rights in the contracts that obligate the Company to service the loans sold in exchange for a servicing fee. The assets are subsequently accounted for under the amortization method and are amortized over the estimated economic life of the related mortgage in proportion to the estimated expected future net servicing revenue generated from servicing the loan and are periodically evaluated for impairment. Servicing income and the related amortization of servicing rights are recorded in fees and other charges within non-interest income on the Consolidated Statement of Income. Mortgage servicing assets are included within other assets on the Consolidated Statements of Financial Condition.

ACL

Under the CECL model, the allowance for credit losses on financial assets is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the financial assets' amortized cost basis to present the net amount expected to be collected on the financial assets. The CECL model also applies to certain off-balance sheet credit exposures.

The Company estimates the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to write-off accrued interest receivable by reversing interest income in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the amortized cost basis and therefore excludes it from the measurement of the ACL.

Expected credit losses are reflected in the ACL through a charge to provision for credit losses. The Company's estimate of the ACL reflects credit losses currently expected over the remaining contractual life of the assets. When the Company deems all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a financial asset is deemed uncollectible. When available information confirms that specific financial assets, or portions thereof, are uncollectible, these amounts are charged off against the ACL. Subsequent recoveries, if any, are credited to the ACL when received.

The Company measures the ACL of financial assets on a collective portfolio segment basis when the financial assets share similar risk characteristics. The Company has identified the following portfolio segments of financial assets with similar risk characteristics for measuring expected credit losses: commercial real estate - investor (including commercial real estate - construction and land), commercial and industrial - real estate, commercial and industrial - non-real estate, residential real estate, consumer (including student loans) and HTM debt securities. The Company further segments the commercial loan portfolios by risk rating and the residential and consumer loan portfolios by delinquency. The HTM portfolio is segmented by rating category.

The Company's methodology to measure the ACL incorporates both quantitative and qualitative information to assess lifetime expected credit losses at the portfolio segment level. The quantitative component includes the calculation of loss rates using an open pool method. Under this method, the Company calculates a loss rate based on historical loan level loss experience for portfolio segments with similar risk characteristics. The historical loss rate is adjusted for select macroeconomic variables that consider both historical trends as well as forecasted trends for a single economic scenario. The adjusted loss rate is calculated for an eight quarter forecast period then reverts to the historical loss rate on a straight-line basis over four quarters. The Company differentiates its loss-rate method for HTM debt securities by looking to publicly available historical default and recovery statistics based on the attributes of issuer type, rating category and time to maturity. The Company measures expected credit losses of these financial assets by applying loss rates to the amortized cost basis of each asset taking into consideration amortization, prepayment and default assumptions.

The Company considers qualitative adjustments to expected credit loss estimates for information not already captured in the loss estimation process. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Adjustments will not be made for information that has already been considered and included in the quantitative allowance. Qualitative loss factors are based on management's judgment of company, market, industry or business specific data, changes in loan composition, performance trends, regulatory changes, uncertainty of macroeconomic forecasts, and other asset specific risk characteristics.

Collateral Dependent Financial Assets
For collateral dependent financial assets where the Company has determined that foreclosure of the collateral is probable and where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount and the estimated cost to sell.

Modification to Borrowers Experiencing Financial Difficulty
The Company adopted ASU 2022-02 on January 1, 2023, which eliminated recognition and measurement for TDR by creditors. The Company considers a loan to be a modification to borrowers experiencing financial difficulty if (1) the borrower is experiencing financial difficulty; and (2) the Company, for economic or legal reasons related to a borrower's financial condition or difficulties, modifies the loan in the form of a reduction in interest rate, an extension in term, principal forgiveness, other than insignificant payment delay, or a combination thereof.

Loan Commitments and Allowance for Loan Credit Losses on Off-Balance Sheet Credit Exposures
Financial assets include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The Company's exposure to loan credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for loan credit losses on off-balance sheet credit exposures through a charge to loan provision for credit losses for off-balance sheet credit exposures. The ACL on off-balance sheet credit exposures is estimated by portfolio segment at each balance sheet date under the CECL model using the same methodologies as portfolio loans, taking into consideration management's assumption of the likelihood that funding will occur, and is included in other liabilities on the Company's Consolidated Statements of Financial Condition.

Acquired Loans
Acquired loans are recorded at fair value at the date of acquisition based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, loan term and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Certain acquired loans are grouped together according to similar risk characteristics and are aggregated when applying various valuation techniques. These cash flow evaluations are subjective as they require material estimates, all of which may be susceptible to significant change.

Loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. The Company evaluated acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) modifications to borrowers experiencing financial difficulty; (3) risk ratings of special mention, substandard or doubtful; (4) watchlist credits; and (5) delinquency status, including loans that were current on acquisition date, but had been previously delinquent. At the acquisition date, an estimate of expected credit losses was made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no provision for credit losses recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans.

For acquired loans not deemed PCD at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial allowance for expected credit losses is estimated and recorded as a provision for credit losses.

The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

OREO

Other real estate owned is carried at the lower of cost or estimated fair value, less estimated costs to sell. When a property is acquired, the excess of the loan balance over estimated fair value is charged to the allowance for credit losses for loans. Operating results from other real estate owned, including rental income, operating expenses, gains and losses realized from the sales of other real estate owned, and subsequent write-downs are recorded as incurred.

Premises and Equipment

Land is carried at cost and premises and equipment, including land improvements and leasehold improvements, are stated at cost less accumulated depreciation and amortization or, in the case of acquired premises, the estimated fair value on the acquisition date. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Generally, depreciable lives are as follows: computer software and equipment: 3 years; furniture, fixtures and other electronic equipment: 5 years; building improvements: 10 years; leasehold improvements: the shorter of 10 years or lease term; buildings: 30 years; ITM: 7 years; automobiles: 3 years; solar power system: 25 years; and land improvements: the shorter of 15 years or term of lease (if applicable). Depreciable assets are placed in service when they are in a condition for use and available for their designated function. The Company has not developed any internal use software. Repair and maintenance items are expensed and improvements are capitalized. Gains and losses on dispositions are reflected in other operating expense and other income.

Leases

The Company recognizes long-term lease agreements on the Consolidated Statements of Financial Condition as a ROU asset and a corresponding lease liability. The ROU asset and lease liability are calculated as the present value of the minimum lease payments over the lease term, discounted for the rate implicit in the lease, provided the rate is readily determinable; otherwise the Company generally utilizes its incremental borrowing rate, at lease inception, over a similar term.

Lease agreements often include one or more options to renew the lease at the Company's discretion. If the exercise of a renewal option is considered to be reasonably certain, the Company includes the extended term in the calculation of the ROU asset and lease liability. For operating leases existing prior to January 1, 2019, the Company used the incremental borrowing rate for the remaining lease term as of January 1, 2019. For the finance lease, the Company utilized its incremental borrowing rate at lease inception.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any interest and penalties on taxes payable are included as part of the provision for income taxes.

BOLI

Bank owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value. Part of the Company's BOLI is invested in a separate account insurance product, which is invested in a fixed income portfolio. The separate account includes stable value protection which maintains realizable value at book value with investment gains and losses amortized over future periods. Increases in cash surrender value are included in other non-interest income, while proceeds from death benefits are generally recorded as a reduction to the carrying value. When incurred, death benefits in excess of carrying value are recognized in other non-interest income.

Intangible Assets

Intangible assets resulting from acquisitions, under the acquisition method of accounting, consists of goodwill, customer relationship intangible, and core deposit intangibles. Customer relationship intangible asset represents the value associated with the business relationships which was acquired through the Spring Garden acquisition. The core deposit intangible asset represents the future economic benefit, including the present value of future tax benefits, of the potential cost saving from acquiring the core deposits as part of an acquisition compared to the cost of alternative funding sources. Both intangibles are recognized over is its estimated useful life and are included within amortization of intangibles within non-interest expense.

Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. Goodwill with an indefinite useful life is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment between annual measurement dates. The Company prepares a qualitative assessment, and if necessary, a quantitative assessment, in determining whether goodwill may be impaired. The factors considered in the qualitative assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Company, among other factors. Under a quantitative assessment, the Company will estimate the fair value of the Company through a combination of income and market approach valuation methodologies. The Company completes its annual goodwill impairment test as of August 31 and evaluates triggering events during interim periods, as applicable.

The Company completed its annual goodwill impairment test as of August 31, 2025. For the annual test, the Company bypassed the qualitative assessment and proceeded directly to the quantitative impairment test based on the stock price of the Company on the measurement date and economic uncertainty. To perform the quantitative assessment, the Company engaged a third-party provider to assist management with the determination of the fair value of the Company. The Company estimated the fair value of equity using the market capitalization method of the market approach, consideration of initiatives unknown by the market and evaluation of any implied control premium.

The market capitalization method calculated the aggregate market value of the Company based on the total number of outstanding shares of common stock and the market prices of the shares as of the assessment date. The Company evaluated conditions that were unknown by the market as of the assessment date and how a market participant would evaluate an implied control premium for the Company. The implied control premium was supported using a discounted cash flow analysis that contemplated the present value of assumed market participant cost savings and synergies.

The DCF analysis was utilized to estimate the present value of future cash flows. A DCF analysis requires significant judgment to model financial forecasts, which included forward interest rates, fee generation and expense occurrence, industry and economic trends, and other relevant considerations. For periods beyond those forecasted, a terminal value was estimated based on an assumed long-term growth rate, which was derived using the Gordon Growth Model. The discount rate applied to the forecasted cash flows was calculated using a build-up approach, which starts with the risk-free interest rate, which was then calibrated for market and company specific risk premiums, including a beta, equity risk, size, and company-specific risk premiums to reflect risks and uncertainties in the financial market and in the Company's business projections.

The results of the quantitative assessment indicated that the fair value of the Company's reporting unit exceeded its carrying amount, which resulted in no impairment loss at August 31, 2025. The Company did not identify any triggering events between the annual assessment date and December 31, 2025.

Segment Reporting

The Company's operations are solely in the financial services industry and provides a range of regional community banking services to retail and commercial customers. The Company operates throughout New Jersey and in the major metropolitan areas from Massachusetts through Virginia.

Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the CODM. The Company's CODM is the Chairman and Chief Executive Officer. The CODM makes operating decisions and manages the activities of the business on a consolidated basis. Therefore, management concluded the Company has a single operating segment, and therefore one reportable segment.

Further, the CODM allocates resources and assesses performance based on an ongoing review of the Company's consolidated financial results. Specifically, the CODM reviews net income, reported within the consolidated statements of income, along with information in consolidated statement of financial condition to decide whether to reinvest profits into the Company or other strategic investments. Refer to the Consolidated Statements of Financial Condition and Consolidated Statements of Income for net income and all significant expenses regularly provided to and reviewed by the CODM.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding and potential common stock utilizing the treasury stock method. All share amounts exclude unallocated shares of stock held by the Company's ESOP and by incentive plans.

Stock-Based Compensation

The Company recognizes compensation expense related to stock options and awards, including market-based performance awards, over the requisite service period, generally based on the instruments' grant-date fair value, reduced by actual and estimated forfeitures. Certain performance-based stock awards and the associated compensation expense fluctuates based on the estimated probability of achievement of the Company-defined performance goals. The Company also recognizes compensation expense on phantom stock units, which are liability-classified time-based awards, over the requisite service period based on the Company's grant date stock price and remeasured monthly.

Derivative Instruments

The Company accounts for derivative financial instruments under ASC Topic 815, Derivatives and Hedging, which requires the Company to record all derivatives on the balance sheet at fair value. Accounting for changes in the fair value of a derivative depends on whether or not the derivative has been designated and qualifies for hedge accounting. For derivatives not designated as hedging instruments, changes in the fair value are recognized directly in earnings. For derivatives designated as hedging instruments, the accounting treatment is dependent upon the type of hedge. The Company has designated certain interest rate swap contracts as cash flow and fair value hedges.

Cash flow hedges are used to mitigate the variability in the cash flows of a specific pool of assets, or of forecasted transactions, caused by interest rate fluctuations. The changes in the fair value of cash flow hedges are initially reported in other comprehensive income. Amounts are subsequently reclassified from accumulated other comprehensive income to earnings when the hedged transactions occur, specifically within the same line item as the hedged item.

Fair value hedges are used to mitigate the variability in the market value of certain AFS securities caused by interest rate fluctuations. The change in fair value of the derivative instrument is offset by the change in fair value of AFS securities due to changes in interest rates and is recognized in current earnings during the period in which the change in fair values occur, specifically within the same line item as the hedged item.

To qualify for hedge accounting, the Company assesses the effectiveness of the derivative in offsetting the risk associated with the exposure being hedged, at inception and on a quarterly basis thereafter. The Company uses quantitative methods, such as regression analyses, and qualitative comparisons of critical terms and the evaluation of any changes in those terms. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued prospectively.

Impact of New Accounting Pronouncements

Accounting Pronouncements Adopted in 2025

In August 2023, the FASB issued ASU 2023-05, "Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement". The amendments in this ASU require that a joint venture, upon formation, apply a new basis of accounting and initially measure assets and liabilities at fair value, with exceptions to fair value measurement that are consistent with the business combinations guidance. This update will be effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In December 2023, FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The amendments in this ASU require improved annual income tax disclosures surrounding rate reconciliation, income taxes paid, and other disclosures. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In November 2025, FASB issued ASU 2025-08, "Financial Instruments - Credit Losses (Topic 326)". The amendments in this ASU expand the population of acquired financial assets subject to the gross-up approach to include loans acquired without credit deterioration. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted. The Company early adopted this standard as of December 31, 2025. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)". The amendments in this ASU require expanded disclosure and disaggregation of certain costs and expenses including, but not limited to, purchases of inventory, employee compensation, depreciation, depletion, and amortization. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect this standard to have a material impact on the Company's consolidated financial statements.

In November 2024, FASB issued ASU 2024-04, "Debt - Debt with Conversion and Other Options (Subtopic 470-20)". The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2025, and for interim periods beginning after December 15, 2026. Early adoption is permitted. Currently, this ASU does not have an impact on the Company's consolidated financial statements.

In May 2025, FASB issued ASU 2025-03, "Business Combinations (Topic 805) and Consolidation (Topic 810)". The amendments in this ASU require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquired is a variable interest entity, to determine which entity is the accounting acquirer. The amendment requires that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted. The Company does not expect this standard to have a material impact on the Company's consolidated financial statements.

In September 2025, FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)". The amendments in this ASU remove all references to prescriptive and sequential software development stages and provides disclosure requirements for related capitalized costs. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2027, and for interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. Currently this ASU does not have an impact on the Company's consolidated financial statements.

In September 2025, FASB issued ASU 2025-07, "Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)". The amendments in this ASU, related to Topic 815, exclude from derivative accounting any non-exchange traded contracts that are based on operations or activities specific to contracted parties, while providing specific exceptions to this exclusion. The amendments in this ASU, related to Topic 606, clarify that an entity should apply Topic 606 guidance to contracts with share-based noncash consideration from a customer in a revenue contract. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted. Topic 606 is not applicable to the Company. The Company is currently evaluating the impact of the standard for Topic 815 on the consolidated financial statements.

In November 2025, FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements". The amendments in this ASU include new guidance on assessing similar risks for cash flow hedges, hedging interest payments on "choose-your-rate" debt, accounting for cash flow hedges of nonfinancial forecasted transactions, using net written options as hedging instruments, and the accounting for foreign currency-denominated debt in "dual hedges". This update will be effective for financial statements issued for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted. Currently this ASU does not have an impact on the consolidated financial statements.

Note 2. Regulatory Matters

The Company is subject to regulation by the Board of Governors of the FRB and the Bank is primarily subject to regulation and supervision by the OCC and the CFPB, as well as the FDIC as deposit insurer. The Company and the Bank are required by applicable regulations to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2025, the Company and the Bank were required to maintain a minimum ratio of Tier 1 capital to total average assets of 4.0%; a minimum ratio of common equity Tier 1 capital to risk-weighted assets of 7.0%; a minimum ratio of Tier 1 capital to risk-weighted assets of 8.5%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.5%. These ratios include the impact of the required 2.50% capital conservation buffer.

Under the regulatory framework for prompt corrective action, federal regulators are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of banking institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a Tier 1 capital ratio of 5.0%; a common equity Tier 1 risk-based ratio of at least 6.5%; a Tier 1 risk-based ratio of at least 8.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2025 and 2024, the Company and the Bank exceeded all regulatory capital requirements currently applicable.

The following is a summary of the Company's and Bank's regulatory capital amounts and ratios as of December 31, 2025 and 2024 compared to the regulatory minimum capital adequacy requirements and the regulatory requirements for classification as a well-capitalized institution then in effect (dollars in thousands):

	Actual		For capital adequacy purposes		To be well-capitalized under Prompt Corrective Action	
As of December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
Company:						
Tier 1 capital (to average assets)	$ 1,193,942	8.65 %	$ 551,966	4.00 %	N/A	N/A
Common equity Tier 1 (to risk-weighted assets)	1,119,172	10.72	730,982	7.00 (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	1,193,942	11.43	887,621	8.50 (1)	N/A	N/A
Total capital (to risk-weighted assets)	1,467,329	14.05	1,096,473	10.50 (1)	N/A	N/A
Bank:						
Tier 1 capital (to average assets)	$ 1,194,054	8.71 %	$ 548,260	4.00 %	$ 685,326	5.00 %
Common equity Tier 1 (to risk-weighted assets)	1,194,054	11.54	724,359	7.00 (1)	672,619	6.50
Tier 1 capital (to risk-weighted assets)	1,194,054	11.54	879,578	8.50 (1)	827,839	8.00
Total capital (to risk-weighted assets)	1,282,441	12.39	1,086,538	10.50 (1)	1,034,798	10.00
As of December 31, 2024						
Company:						
Tier 1 capital (to average assets)	$ 1,235,832	9.50 %	$ 520,239	4.00 %	N/A	N/A
Common equity Tier 1 (to risk-weighted assets)	1,105,180	11.17	692,897	7.00 (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	1,235,832	12.49	841,375	8.50 (1)	N/A	N/A
Total capital (to risk-weighted assets)	1,437,278	14.52	1,039,345	10.50 (1)	N/A	N/A
Bank:						
Tier 1 capital (to average assets)	$ 1,161,564	8.99 %	$ 516,798	4.00 %	$ 645,998	5.00 %
Common equity Tier 1 (to risk-weighted assets)	1,161,564	11.83	687,383	7.00 (1)	638,284	6.50
Tier 1 capital (to risk-weighted assets)	1,161,564	11.83	834,679	8.50 (1)	785,580	8.00
Total capital (to risk-weighted assets)	1,238,011	12.61	1,031,074	10.50 (1)	981,975	10.00

(1) Includes the Capital Conservation Buffer of 2.50%.

The Company and the Bank satisfied the criteria to be "well-capitalized" under the Prompt Corrective Action regulations.

Capital distributions and certain discretionary bonus payments are limited if the capital conservation buffer of 2.50% is not maintained. Applicable regulations also impose limitations upon capital distributions by the Company, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital minimum requirements or if such declaration and payment would otherwise violate regulatory requirements.

Note 3. Business Combinations and Dispositions

Pending Merger with Flushing

On December 29, 2025, the Company, Flushing, and Apollo Merger Sub Corp. entered into the Merger Agreement. On the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub will merge with and into Flushing, with Flushing continuing as the surviving entity, (b) immediately following the First Merger, Flushing will merge with and into the Company, with the Company continuing as the surviving entity, and (c) on the day immediately following the Second Merger, Flushing Bank will merge with and into the Bank, with the Bank continuing as the surviving bank. The Merger Agreement was unanimously approved by the board of directors of the Company and the board of directors of Flushing.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of Flushing issued and outstanding immediately prior to the Effective Time, subject to certain exceptions, will be converted into the right to receive 0.85 of a share of common stock, par value $0.01 per share, of the Company.

Concurrently with its entry into the Merger Agreement, the Company entered into the Investment Agreement with Warburg. On the terms and subject to the conditions set forth in the Investment Agreement, concurrently with the closing of the Mergers, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by the Company of approximately (a) 9.5 million shares of the Company's common stock at a purchase price of $19.76 per share and (b) 1,900 shares of a new class of NVCE Stock at a purchase price of $19,760 per share, which represents the economic equivalent of approximately 1.9 million shares of the Company's common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of NVCE Stock with an exercise price of $19,760 per share of NVCE Stock, which represents the economic equivalent of approximately 11.4 million shares of the Company's common stock. The Warrant carries a term of seven years and can be exercised voluntarily following the third anniversary of the investment closing. The Warrant can also be voluntarily exercised prior to the third anniversary of the investment closing, (i) in the event the market price of the Company's common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in transactions involving a change of control. The Warrant is subject to mandatory exercise, at any time, in the event the market price of the Company's common stock reaches or exceeds $30 per share for 20 or more trading days during any 30 consecutive trading day period.

Subject to the receipt of requisite regulatory and stockholder approvals and satisfaction or waiver of other customary closing conditions, the parties anticipate that the Mergers, the Bank Merger and the Investment will close in the second quarter of 2026.

Merger Related Expenses

The Company incurred merger related expenses of $4.3 million, $1.8 million, and $22,000 for the years ended December 31, 2025, 2024, and 2023, respectively. The following table summarizes the merger related expenses for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,					
	2025		2024		2023	
	(in thousands)					
Professional fees	$	4,250	$	1,506	$	12
Data processing fees		—		—		10
Other/miscellaneous fees		3		273		—
Merger related expenses	$	4,253	$	1,779	$	22

Merger related expenses for 2025 include expenses related to the announced merger with Flushing, which is pending regulatory approvals as of December 31, 2025. Merger related expenses for 2024 primarily include expenses related to the acquisition of Spring Garden, which was completed on October 1, 2024.

Disposition of Trident

On October 1, 2025, the Company disposed of its 60% controlling interest in Trident. In accordance with ASC 810, Trident was deconsolidated from the Company's consolidated financial statements resulting in a loss on deconsolidation of $4.3 million for the year ended December 31, 2025, which included the derecognition of $5.8 million of goodwill related to Trident. The loss on deconsolidation is included within restructuring charges in the Consolidated Statements of Income.

Spring Garden Acquisition

On October 1, 2024, the Company completed its acquisition of Spring Garden. The acquisition is complimentary to the Company's existing products and will expand the Company's specialty finance offerings. Total consideration paid was $162.7 million and goodwill from the transaction amounted to $17.2 million.

The acquisition was accounted for under the acquisition method of accounting. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based upon their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired has been recorded as goodwill.

The following table summarizes the fair values of the assets acquired and the liabilities assumed by the Company at the date of the acquisition for Spring Garden, net of total consideration paid (in thousands):

	At October 1, 2024
	Fair Value
Total consideration paid [1]	$ 162,704
Assets acquired:	
Cash and cash equivalents	$ 68
Loans	140,062
Other real estate owned	1,666
Premises and equipment	157
Other assets	1,122
Customer relationship intangible	6,500
Total assets acquired	149,575
Liabilities assumed:	
Other liabilities	4,033
Total liabilities assumed	4,033
Net assets acquired	$ 145,542
Goodwill recorded	$ 17,162

(1) Cash consideration paid was $68 million. The difference between the cash and total consideration paid includes adjustments for the settlement of pre-existing relationships.

The Company finalized its review of the acquired assets and liabilities and will not be recording any further adjustments to the carrying value.

Fair Value Measurement of Assets Acquired and Liabilities Assumed

The methods used to determine the fair value of the assets acquired and liabilities assumed in the Spring Garden acquisition were as follows. Refer to Note 15 Fair Value Measurements, for a discussion of the fair value hierarchy.

Loans

The acquired loan portfolio was valued utilizing Level 3 inputs and included the use of present value techniques employing cash flow estimates and incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Company used its own assumptions in an effort to determine reasonable fair value. Specifically, the Company utilized three separate fair value analyses which a market participant would employ in estimating the total fair value adjustment. The three separate fair valuation methodologies used were: (1) interest rate loan fair value analysis; (2) general credit fair value adjustment; and (3) specific credit fair value adjustment.

To prepare the interest rate fair value analysis, market rates for similar loans were obtained from various external data sources and reviewed by the Company's management for reasonableness. The weighted average of these rates was used as the fair value interest rate a market participant would utilize. A present value approach was utilized to calculate the interest rate fair value adjustment.

The general credit fair value adjustment was calculated using expected lifetime losses and estimated fair value adjustments for qualitative factors. The expected lifetime losses were calculated using an average of historical losses of the loan portfolio amongst peer groups were deemed appropriate. The adjustment related to qualitative factors, if any, was impacted by general economic conditions.

To calculate the specific credit fair value adjustment, the Company identified loans that experienced more-than-insignificant deterioration in credit quality since origination. Loans meeting this criteria were reviewed by comparing the contractual cash flows to expected collectible cash flows. The aggregate expected cash flows less the acquisition date fair value resulted in an accretable yield amount which will be recognized over the life of the loans.

Customer Relationship Intangible

The customer relationship intangible asset represents the value associated with the commercial construction business that was acquired, which was valued using the multi-period excess earnings method under the income approach. The customer relationship intangible totaled $6.5 million, and is being amortized over its estimated useful life of approximately 7 years.

Intangibles

The estimated future amortization expense for core deposit intangible and customer relationship intangible over the next five years and thereafter are as follows (in thousands):

For the Year Ending December 31,	Amortization Expense	
2026	$	3,269
2027		2,616
2028		1,600
2029		918
2030		431
Thereafter		212
Total	$	9,046

Note 4. Securities

The amortized cost, estimated fair value, and allowance for securities credit losses of debt securities available-for-sale and held-to-maturity at December 31, 2025 and 2024 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Allowance for Securities Credit Losses
At December 31, 2025					
Debt securities available-for-sale:					
U.S. government and agency obligations	$ 54,607	$ —	$ (2,666)	$ 51,941	$ —
State, municipal and sovereign debt obligations	75,776	7,359	—	83,135	—
Corporate debt securities	27,947	575	(298)	28,224	—
Asset-backed securities	114,595	60	(161)	114,494	—
MBS:					
Agency residential	857,079	1,773	(3,830)	855,022	—
Agency commercial	108,070	2	(9,061)	99,011	—
Total mortgage-backed securities	965,149	1,775	(12,891)	954,033	—
Total excluding fair value hedge basis adjustment	1,238,074	9,769	(16,016)	1,231,827	—
Fair value hedge basis adjustment [1]	(4,038)	—	4,038	—	—
Total debt securities available-for-sale	$ 1,234,036	$ 9,769	$ (11,978)	$ 1,231,827	$ —
Debt securities held-to-maturity:					
State and municipal debt obligations	$ 165,267	$ 434	$ (8,518)	$ 157,183	$ (22)
Corporate debt securities	48,986	251	(692)	48,545	(772)
Mortgage-backed securities:					
Agency residential	589,078	1,788	(44,521)	546,345	—
Agency commercial	77,517	8	(5,256)	72,269	—
Non-agency commercial	1,531	—	(83)	1,448	(17)
Total mortgage-backed securities	668,126	1,796	(49,860)	620,062	(17)
Total debt securities held-to-maturity	$ 882,379	$ 2,481	$ (59,070)	$ 825,790	$ (811)
Total debt securities	$ 2,116,415	$ 12,250	$ (71,048)	$ 2,057,617	$ (811)
At December 31, 2024					
Debt securities available-for-sale:					
U.S. government and agency obligations	$ 62,396	$ 11	$ (5,022)	$ 57,385	$ —
Corporate debt securities	14,042	43	(762)	13,323	—
Asset-backed securities	197,116	235	(84)	197,267	—
Mortgage-backed securities:					
Agency residential	465,108	1,256	(801)	465,563	—
Agency commercial	108,610	—	(14,648)	93,962	—
Total mortgage-backed securities	573,718	1,256	(15,449)	559,525	—
Total debt securities available-for-sale	$ 847,272	$ 1,545	$ (21,317)	$ 827,500	$ —
Debt securities held-to-maturity:					
State and municipal debt obligations	$ 201,369	$ 199	$ (13,665)	$ 187,903	$ (31)
Corporate debt securities	65,350	775	(1,416)	64,709	(734)
Mortgage-backed securities:					
Agency residential	680,052	44	(73,110)	606,986	—
Agency commercial	79,925	1	(5,878)	74,048	—
Non-agency commercial	20,146	—	(875)	19,271	(202)
Total mortgage-backed securities	780,123	45	(79,863)	700,305	(202)
Total debt securities held-to-maturity	$ 1,046,842	$ 1,019	$ (94,944)	$ 952,917	$ (967)
Total debt securities	$ 1,894,114	$ 2,564	$ (116,261)	$ 1,780,417	$ (967)

(1) Refer to Note 16, Derivatives and Hedging Activities for additional information.

The following table presents the activity in the allowance for credit losses for debt securities held-to-maturity for the years ended December 31, 2025 and 2024 (in thousands):

| | For the Years Ended December 31, | |
	2025	2024
Allowance for securities credit losses		
Beginning balance	$ (967)	$ (1,133)
Benefit for credit losses	156	166
Total ending allowance balance	$ (811)	$ (967)

The Company monitors the credit quality of debt securities held-to-maturity on a quarterly basis through the use of internal credit analysis supplemented by external credit ratings. Credit ratings of BBB- or Baa3 or higher are considered investment grade. Where multiple ratings are available, the Company considers the lowest rating when determining the allowance for securities credit losses. Under this approach, the amortized cost of debt securities held-to-maturity at December 31, 2025, aggregated by credit quality indicator, are as follows (in thousands):

	Investment Grade	Non-Investment Grade/Non-rated	Total
At December 31, 2025			
State and municipal debt obligations	$ 165,267	$ —	$ 165,267
Corporate debt securities	34,811	14,175	48,986
Non-agency commercial MBS	1,531	—	1,531
Total debt securities held-to-maturity	$ 201,609	$ 14,175	$ 215,784

There were $34,000, $156,000 and $697,000 of realized losses on sale of debt securities available-for-sale for the years ended December 31, 2025, 2024 and 2023 respectively. These realized losses on debt securities are presented within Other, which is included within Total other income on the Consolidated Statements of Income.

The amortized cost and estimated fair value of debt securities at December 31, 2025 by contractual maturity are shown below (in thousands):

At December 31, 2025	Amortized Cost [1]	Estimated Fair Value
Less than one year	$ 35,121	$ 34,525
Due after one year through five years	154,779	150,459
Due after five years through ten years	98,248	97,036
Due after ten years	199,030	201,502
	$ 487,178	$ 483,522

(1) The amortized cost of available-for-sale securities excludes the portfolio layer fair value hedge basis adjustments of $4.0 million at December 31, 2025.

Actual maturities may differ from contractual maturities in instances where issuers have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2025, corporate debt securities, state and municipal obligations, and asset-backed securities with an amortized cost, excluding the fair value hedge basis adjustments, of $72.8 million, $116.4 million, and $114.6 million, respectively, and an estimated fair value of $72.8 million, $123.6 million, and $114.5 million, respectively, were callable prior to the maturity date. Mortgage-backed securities are excluded from the above table since their effective lives are expected to be shorter than the contractual maturity date due to principal prepayments.

The estimated fair value and unrealized losses for debt securities available-for-sale and held-to-maturity at December 31, 2025 and December 31, 2024, segregated by the duration of the unrealized losses, are as follows (in thousands):

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses [1]	Estimated Fair Value	Unrealized Losses [1]	Estimated Fair Value	Unrealized Losses
At December 31, 2025						
Debt securities AFS:						
U.S. government and agency obligations	$ —	$ —	$ 51,941	$ (2,666)	$ 51,941	$ (2,666)
Corporate debt securities	4,712	(97)	3,798	(201)	8,510	(298)
Asset-backed securities	68,805	(161)	—	—	68,805	(161)
MBS:						
Agency residential	498,047	(3,771)	21,547	(59)	519,594	(3,830)
Agency commercial	—	—	98,518	(9,061)	98,518	(9,061)
Total MBS	498,047	(3,771)	120,065	(9,120)	618,112	(12,891)
Total debt securities AFS	571,564	(4,029)	175,804	(11,987)	747,368	(16,016)
Debt securities HTM:						
State and municipal debt obligations	245	—	138,624	(8,518)	138,869	(8,518)
Corporate debt securities	4,458	(241)	14,295	(451)	18,753	(692)
MBS:						
Agency residential	23,548	(72)	425,748	(44,449)	449,296	(44,521)
Agency commercial	—	—	71,509	(5,256)	71,509	(5,256)
Non-agency commercial	459	(1)	989	(82)	1,448	(83)
Total MBS	24,007	(73)	498,246	(49,787)	522,253	(49,860)
Total debt securities HTM	28,710	(314)	651,165	(58,756)	679,875	(59,070)
Total debt securities	$ 600,274	$ (4,343)	$ 826,969	$ (70,743)	$ 1,427,243	$ (75,086)
At December 31, 2024						
Debt securities AFS:						
U.S. government and agency obligations	$ 3,221	$ —	$ 49,538	$ (5,022)	$ 52,759	$ (5,022)
Corporate debt securities	4,793	(55)	6,029	(707)	10,822	(762)
Asset-backed securities	31,588	(21)	59,148	(63)	90,736	(84)
MBS:						
Agency residential	202,961	(801)	—	—	202,961	(801)
Agency commercial	—	—	93,962	(14,648)	93,962	(14,648)
Total MBS	202,961	(801)	93,962	(14,648)	296,923	(15,449)
Total debt securities AFS	242,563	(877)	208,677	(20,440)	451,240	(21,317)
Debt securities HTM:						
State and municipal debt obligations	7,098	(176)	169,434	(13,489)	176,532	(13,665)
Corporate debt securities	1,247	(219)	25,518	(1,197)	26,765	(1,416)
MBS:						
Agency residential	114,557	(1,647)	479,847	(71,463)	594,404	(73,110)
Agency commercial	3,894	(20)	69,912	(5,858)	73,806	(5,878)
Non-agency commercial	—	—	19,271	(875)	19,271	(875)
Total MBS	118,451	(1,667)	569,030	(78,196)	687,481	(79,863)
Total debt securities HTM	126,796	(2,062)	763,982	(92,882)	890,778	(94,944)
Total debt securities	$ 369,359	$ (2,939)	$ 972,659	$ (113,322)	$ 1,342,018	$ (116,261)

(1)   The unrealized losses of available-for-sale securities excludes the portfolio layer fair value hedge basis adjustments of $4.0 million at December 31, 2025.

The Company concluded that no debt securities were impaired at December 31, 2025 based on consideration of several factors. The Company noted that each issuer made all contractually due payments when required. There were no defaults on principal or interest payments, and no interest payments were deferred. Based on management's analysis of each individual security, the issuers appear to have the ability to meet debt service requirements over the life of the security. Furthermore, the net unrealized losses were primarily due to changes in the general credit and interest rate environment and not credit quality. Additionally, the Company has not utilized securities sales as a source of liquidity and the Company's liquidity plans include adequate sources of liquidity outside securities sales.

Equity Investments

At December 31, 2025 and 2024, the Company held equity investments of $91.9 million and $84.1 million, respectively. The equity investments are primarily comprised of select financial services institutions' preferred stocks, investments in other financial institutions and funds.

The realized and unrealized gains or losses on equity securities for the year ended December 31, 2025, 2024 and 2023 are shown in the table below (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net gain (loss) on equity investments	$ 916	$ 4,225	$ (3,732)
Less: Net gain (loss) recognized on equity investments sold	352	(49)	(5,462)
Unrealized gains recognized on equity investments still held	$ 564	$ 4,274	$ 1,730

Note 5. Loans Receivable, Net

Loans receivable, net at December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Commercial:		
Commercial real estate – investor	$ 5,420,989	$ 5,287,683
Commercial and industrial:		
Commercial and industrial – real estate	986,431	902,219
Commercial and industrial – non-real estate	1,227,556	647,945
Total commercial and industrial	2,213,987	1,550,164
Total commercial	7,634,976	6,837,847
Consumer:		
Residential real estate	3,194,264	3,049,763
Other consumer	202,763	230,462
Total consumer	3,397,027	3,280,225
Total loans receivable	11,032,003	10,118,072
Deferred origination costs, net of fees	22,389	10,964
Allowance for loan credit losses	(83,726)	(73,607)
Total loans receivable, net	$ 10,970,666	$ 10,055,429

The Company categorizes all loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, and current economic trends, among other factors. The Company evaluates risk ratings on an ongoing basis. The Company uses the following definitions for risk ratings:

Pass: Loans classified as Pass are well protected by the paying capacity and net worth of the borrower.

Special Mention: Loans classified as Special Mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard: Loans classified as Substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize the collection or the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

The following tables summarize total loans by year of origination, internally assigned credit grades, and risk characteristics (in thousands):

	2025	2024	2023	2022	2021	2020 and prior	Revolving lines of credit	Total
December 31, 2025								
Commercial real estate - investor								
Pass	$ 647,529	$ 65,950	$ 166,397	$1,161,291	$1,299,618	$1,427,844	$ 579,022	$ 5,347,651
Special Mention	66	—	—	2,932	—	8,735	725	12,458
Substandard	—	85	—	20,788	298	33,969	5,740	60,880
Total commercial real estate - investor	647,595	66,035	166,397	1,185,011	1,299,916	1,470,548	585,487	5,420,989
Commercial and industrial:								
Commercial and industrial - real estate								
Pass	255,690	74,284	58,970	90,142	59,476	403,738	31,844	974,144
Special Mention	—	250	—	—	—	731	—	981
Substandard	—	—	—	—	—	11,306	—	11,306
Total commercial and industrial - real estate	255,690	74,534	58,970	90,142	59,476	415,775	31,844	986,431
Commercial and industrial - non-real estate								
Pass	325,180	181,538	40,761	30,417	8,314	35,057	589,300	1,210,567
Special Mention	39	224	—	—	—	—	690	953
Substandard	—	528	553	776	649	1,774	11,756	16,036
Total commercial and industrial - non-real estate	325,219	182,290	41,314	31,193	8,963	36,831	601,746	1,227,556
Total commercial and industrial	580,909	256,824	100,284	121,335	68,439	452,606	633,590	2,213,987
Residential real estate [1]								
Pass	471,828	225,885	209,979	501,308	743,610	1,034,301	—	3,186,911
Special Mention	218	121	345	265	1,432	1,298	—	3,679
Substandard	207	1,590	396	93	445	943	—	3,674
Total residential real estate	472,253	227,596	210,720	501,666	745,487	1,036,542	—	3,194,264
Other consumer [1]								
Pass	27,971	24,292	23,141	13,697	15,086	93,425	3,242	200,854
Special Mention	—	—	—	—	8	82	—	90
Substandard	—	190	181	67	—	1,381	—	1,819
Total other consumer	27,971	24,482	23,322	13,764	15,094	94,888	3,242	202,763
Total loans	$1,728,728	$ 574,937	$ 500,723	$1,821,776	$2,128,936	$3,054,584	$1,222,319	$11,032,003

(1) For residential real estate and other consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity.

	2024	2023	2022	2021	2020	2019 and prior	Revolving lines of credit	Total
December 31, 2024								
Commercial real estate - investor								
Pass	$ 75,225	$ 140,863	$1,142,790	$1,290,047	$ 510,906	$1,264,536	$ 750,607	$ 5,174,974
Special Mention	15	—	21,285	—	—	18,225	4,477	44,002
Substandard	95	8	3,784	—	6,111	44,636	14,073	68,707
Total commercial real estate - investor	75,335	140,871	1,167,859	1,290,047	517,017	1,327,397	769,157	5,287,683
Commercial and industrial:								
Commercial and industrial - real estate								
Pass	82,104	62,799	140,578	90,720	40,746	442,685	31,776	891,408
Special Mention	—	—	—	—	—	2,918	—	2,918
Substandard	—	—	—	—	256	7,503	134	7,893
Total commercial and industrial - real estate	82,104	62,799	140,578	90,720	41,002	453,106	31,910	902,219
Commercial and industrial - non-real estate								
Pass	81,867	30,084	35,469	14,276	3,873	180,695	278,217	624,481
Special Mention	—	4,735	—	—	235	16	96	5,082
Substandard	—	4,326	1,019	749	—	256	12,032	18,382
Total commercial and industrial - non-real estate	81,867	39,145	36,488	15,025	4,108	180,967	290,345	647,945
Total commercial and industrial	163,971	101,944	177,066	105,745	45,110	634,073	322,255	1,550,164
Residential real estate [1]								
Pass	277,009	270,225	547,093	796,790	366,649	783,204	—	3,040,970
Special Mention	—	92	224	449	—	1,476	—	2,241
Substandard	215	415	1,583	445	—	3,894	—	6,552
Total residential real estate	277,224	270,732	548,900	797,684	366,649	788,574	—	3,049,763
Other consumer [1]								
Pass	27,316	27,596	17,029	16,511	10,694	107,045	21,991	228,182
Special Mention	—	—	—	62	—	219	—	281
Substandard	—	97	18	343	—	1,541	—	1,999
Total other consumer	27,316	27,693	17,047	16,916	10,694	108,805	21,991	230,462
Total loans	$ 543,846	$ 541,240	$1,910,872	$2,210,392	$ 939,470	$2,858,849	$1,113,403	$ 10,118,072

(1) For residential real estate and other consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity.

An analysis of the allowance for credit losses on loans for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Commercial Real Estate – Investor	Commercial and Industrial: Commercial and Industrial - Real Estate	Commercial and Industrial: Commercial and Industrial - Non-Real Estate	Residential Real Estate	Other Consumer	Total
For the Year Ended December 31, 2025						
Allowance for credit losses on loans						
Balance at beginning of year	$ 30,780	$ 3,817	$ 10,471	$ 27,587	$ 952	$ 73,607
Provision (benefit) for credit losses	2,517	917	13,410	(1,547)	267	15,564
Charge-offs	(3,534)	—	(835)	(1,451)	(433)	(6,253)
Recoveries	181	19	330	91	187	808
Balance at end of year	$ 29,944	$ 4,753	$ 23,376	$ 24,680	$ 973	$ 83,726
For the Year Ended December 31, 2024						
Allowance for credit losses on loans						
Balance at beginning of year	$ 27,899	$ 4,354	$ 6,867	$ 27,029	$ 988	$ 67,137
Initial allowance on acquired loans from Spring Garden	2,547	—	—	—	—	2,547
Provision (benefit) for credit losses	1,774	(569)	3,586	428	259	5,478
Charge-offs	(1,659)	—	—	(76)	(485)	(2,220)
Recoveries	219	32	18	206	190	665
Balance at end of year	$ 30,780	$ 3,817	$ 10,471	$ 27,587	$ 952	$ 73,607

The following tables summarize gross charge-offs by vintage (in thousands):

	2025	2024	2023	2022	2021	2020 and prior	Total
For the Year Ended December 31, 2025							
Commercial real estate – investor	$ (102)	$ (310)	$ (1,938)	$ (649)	$ (24)	$ (511)	$ (3,534)
Commercial and industrial - non-real estate	—	(815)	—	(20)	—	—	(835)
Residential real estate	(37)	(218)	(106)	(319)	(345)	(426)	(1,451)
Consumer	—	—	—	(48)	—	(385)	(433)
Total charge-offs	$ (139)	$ (1,343)	$ (2,044)	$ (1,036)	$ (369)	$ (1,322)	$ (6,253)

	2023	2022	2021	2019 and prior	Total
For the Year Ended December 31, 2024					
Commercial real estate – investor (1)	$ —	$ (13)	$ (46)	$ (1,600)	$ (1,659)
Residential real estate	(33)	(41)	—	(2)	(76)
Consumer	—	—	—	(485)	(485)
Total charge-offs	$ (33)	$ (54)	$ (46)	$ (2,087)	$ (2,220)

(1) Gross charge-offs of $1.7 million primarily related to a single commercial relationship which had partial charge-offs during the year ended December 31, 2024. This was resolved via sale of collateral during 2024.

A loan is considered collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral and, therefore, is classified as non-accruing. At December 31, 2025 and 2024, the Company had collateral dependent loans with an amortized cost balance as follows: commercial real estate - investor of $13.6 million and $11.8 million, respectively, commercial and industrial - real estate of $4.8 million and $4.8 million, respectively, and commercial and industrial - non-real estate of $603,000 and $32,000, respectively. In addition, the Company had collateral dependent residential and consumer loans with an amortized cost balance of $5.5 million and $8.6 million at December 31, 2025 and 2024, respectively.

The following table presents the recorded investment in non-accrual loans, by loan portfolio segment as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Commercial real estate – investor	$ 13,636	$ 17,000
Commercial and industrial:		
Commercial and industrial – real estate	4,813	4,787
Commercial and industrial – non-real estate	640	32
Total commercial and industrial	5,453	4,819
Residential real estate [1]	6,200	10,644
Other consumer[1]	2,502	3,064
Total non-performing loans	$ 27,791	$ 35,527

(1) The year ended December 31, 2025 included the sale of non-performing residential and consumer loans of $9.8 million.

At December 31, 2025 and 2024, non-accrual loans were included in the allowance for credit loss calculation and the Company did not recognize or accrue interest income on these loans. At December 31, 2025 and 2024, there were no loans greater than 90 days past due that were accruing interest.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2025 and 2024 by loan portfolio segment (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2025						
Commercial real estate – investor	$ 25,516	$ 974	$ 12,333	$ 38,823	$ 5,382,166	$ 5,420,989
Commercial and industrial:						
Commercial and industrial - real estate	587	—	4,281	4,868	981,563	986,431
Commercial and industrial - non-real estate	1,220	235	578	2,033	1,225,523	1,227,556
Total commercial and industrial	1,807	235	4,859	6,901	2,207,086	2,213,987
Residential real estate	14,517	3,672	3,673	21,862	3,172,402	3,194,264
Other consumer	1,027	60	1,819	2,906	199,857	202,763
Total loans	$ 42,867	$ 4,941	$ 22,684	$ 70,492	$10,961,511	$ 11,032,003
December 31, 2024						
Commercial real estate – investor	$ 4,624	$ 8,880	$ 10,877	$ 24,381	$ 5,263,302	$ 5,287,683
Commercial and industrial:						
Commercial and industrial - real estate	941	—	1,392	2,333	899,886	902,219
Commercial and industrial - non-real estate	3	—	16	19	647,926	647,945
Total commercial and industrial	944	—	1,408	2,352	1,547,812	1,550,164
Residential real estate	18,518	2,242	6,551	27,311	3,022,452	3,049,763
Other consumer	1,060	282	1,999	3,341	227,121	230,462
Total loans	$ 25,146	$ 11,404	$ 20,835	$ 57,385	$10,060,687	$ 10,118,072

Loan Modifications to Borrowers Experiencing Financial Difficulty

In accordance with ASU 2022-02, the Company has modified and may modify in the future certain loans to borrowers experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or other than insignificant payment delay. Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount, and the allowance for credit losses is subsequently adjusted by an amount equal to the total loss rate as applied to the reduced amortized cost basis. As of December 31, 2025 and 2024, loans with modifications to borrowers experiencing financial difficulty totaled $24.9 million and $30.9 million, respectively. There were no outstanding commitments to lend additional funds to such borrowers with loan modifications as of December 31, 2025 or December 31, 2024.

The following table presents loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024 (in thousands):

	Term Extension		Combination of Term Extension and Other than Insignificant Payment Delay		Combination of Term Extension and Interest Rate Reduction		Total		% of Total by Loan Portfolio Segment
For the Year Ended December 31, 2025									
Commercial real estate – investor	$	—	$	4,423	$	956	$	5,379	0.10 %
Residential real estate		246		—		—		246	0.01
	$	246	$	4,423	$	956	$	5,625	0.05 %

	Term Extension		Interest Rate Reduction		Combination of Term Extension and Interest Rate Reduction		Other Than Insignificant Payment Delay		Combination of Term Extension, Interest Rate Reduction and Other Than Insignificant Payment Delay		Total		% of Total by Loan Portfolio Segment
For the Year Ended December 31, 2024													
Commercial real estate – investor	$	—	$	4,858	$	7,000	$	5,685	$	1,604	$	19,147	0.36 %
Commercial and industrial – real estate		—		—		—		2,822		—		2,822	0.31
Residential real estate		128		—		—		—		—		128	—
Other consumer		—		—		146		—		—		146	0.06
	$	128	$	4,858	$	7,146	$	8,507	$	1,604	$	22,243	0.22 %

The modifications during the periods presented had an insignificant financial effect on the Company.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table provides the performance of loans modified to borrowers experiencing financial difficulty during the twelve months ended December 31, 2025 and 2024 (in thousands):

	Current		30 - 59 Days Past Due		90 Days or Greater Past Due		Total	
December 31, 2025								
Commercial real estate – investor	$	4,423	$	956	$	—	$	5,379
Residential real estate		246		—		—		246
	$	4,669	$	956	$	—	$	5,625
December 31, 2024								
Commercial real estate – investor	$	19,147	$	—	$	—	$	19,147
Commercial and industrial – real estate		2,822		—		—		2,822
Residential real estate		—		—		128 [1]		128
Other consumer		—		—		146 [1]		146
	$	21,969	$	—	$	274	$	22,243

(1) Represents one residential loan and one other consumer loan that defaulted during the year ended December 31, 2024, which had been modified within the last 12 months.

Note 6. Interest and Dividends Receivable

Interest and dividends receivable at December 31, 2025 and 2024 are summarized as follows (in thousands):

	December 31,			
	2025		2024	
Loans receivable	$	40,938	$	37,836
Debt securities		7,254		7,349
Equity investments and other [1]		818		729
Total interest and dividends receivable	$	49,010	$	45,914

   (1)   Dividend income is included within equity investments and other on the Consolidated Statements of Income.

Note 7. Premises and Equipment, Net

Premises and equipment, net of accumulated depreciation and amortization expense at December 31, 2025 and 2024 are summarized as follows (in thousands):

	December 31,			
	2025		2024	
Land	$	16,875	$	16,605
Buildings and improvements		136,305		133,312
Leasehold improvements		7,105		7,074
Furniture and equipment		38,413		37,079
Capitalized software		9,753		8,722
Finance lease		1,392		1,272
Other		4,131		3,376
Total		213,974		207,440
Accumulated depreciation and amortization		(101,231)		(92,184)
Total premises and equipment, net	$	112,743	$	115,256

Depreciation and amortization expense amounted to $10.3 million, $10.9 million and $11.5 million for the year ended December 31, 2025, 2024 and 2023, respectively. Depreciation and amortization expense is presented within occupancy, equipment, and data processing expenses on the Consolidated Statements of Income.

Note 8. Deposits

The major types of deposits at December 31, 2025 and 2024 were as follows (dollars in thousands):

	December 31,					
	2025			2024		
	Amount		Weighted Average Cost	Amount		Weighted Average Cost
Non-interest-bearing	$	1,741,958	— %	$	1,617,182	— %
Interest-bearing checking		4,354,485	2.05		4,000,553	2.11
Money market deposit		1,412,917	2.43		1,301,197	3.00
Savings		986,195	0.55		1,066,438	0.72
Time deposits		2,468,850	3.64		2,080,972	4.18
Total deposits	$	10,964,405	2.00 %	$	10,066,342	2.17 %

Accrued interest payable related to deposits was $3.5 million and $1.2 million at December 31, 2025 and 2024, respectively. Time deposits included $474.6 million and $457.2 million in deposits of $250,000 or more at December 31, 2025 and 2024, respectively. Time deposits also include brokered deposits of $609.8 million and $74.7 million at December 31, 2025 and 2024, respectively.

Time deposits at December 31, 2025 mature as follows (in thousands):

For the Year Ending December 31,		Time Deposit Maturities
2026	$	2,430,525
2027		22,320
2028		7,705
2029		4,947
2030		3,042
Thereafter		311
Total	$	2,468,850

Interest expense on deposits for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Interest-bearing checking	$	88,866	$	86,320	$	52,898
Money market deposit		41,077		41,948		18,656
Savings		6,631		11,422		9,227
Time deposits		79,606		102,443		91,237
Total interest expense on deposits	$	216,180	$	242,133	$	172,018

Note 9. Borrowed Funds

Borrowed funds are summarized as follows (dollars in thousands):

	December 31,						
	2025				**2024**		
	Amount		**Weighted Average Rate**		**Amount**		**Weighted Average Rate**
FHLB advances	$	1,397,179	4.19 %	$	1,072,611		4.62 %
Securities sold under agreements to repurchase with customers		54,434	2.62		60,567		2.29
Other borrowings		255,233	6.45		197,546		5.96
Total borrowed funds	$	1,706,846	4.48 %	$	1,330,724		4.71 %

At December 31, 2025, there were $929.2 million of FHLB term advances as compared to $1.07 billion at December 31, 2024. There were $468.0 million and no overnight borrowings from the FHLB at December 31, 2025 and 2024, respectively.

FHLB advances and repurchase agreements had contractual maturities at December 31, 2025 as follows (in thousands):

	FHLB Advances		Repurchase Agreements	
For the Year Ended December 31,				
2026	$	1,195,311	$	54,434
2027		200,501		—
2028		1,367		—
Total	$	1,397,179	$	54,434

The other borrowings at December 31, 2025 included the following (in thousands):

Type of Debt	Stated Value	Carrying Value	Contractual Interest Rate	Maturity
Subordinated debt	$ 185,000	$ 181,979	6.375 % [1]	November 15, 2035
Trust preferred	10,000	8,557	3 month SOFR plus 2.51%	December 15, 2034
Trust preferred	30,000	24,684	3 month SOFR plus 1.61%	March 15, 2036
Trust preferred	5,000	5,000	3 month SOFR plus 1.91%	August 1, 2036
Trust preferred	7,500	7,500	3 month SOFR plus 1.92%	November 1, 2036
Trust preferred	10,000	8,239	3 month SOFR plus 1.79%	June 30, 2037
Trust preferred	10,000	10,000	3 month SOFR plus 2.01%	September 1, 2037
Trust preferred	10,000	8,131	3 month SOFR plus 1.65%	October 1, 2037
Finance lease	1,143	1,143	5.625 %	July 31, 2029
Total	$ 268,643	$ 255,233		

(1)   Adjusts to a floating rate of 3.075% over 3 month SOFR on November 15, 2030.

During the year ended December 31, 2025, the Company redeemed in full $125.0 million of its subordinated notes due May 15, 2030, and issued $185.0 million of subordinated notes at 6.375% fixed-to-floating rate due November 15, 2035.

All of the trust preferred debt is currently callable.

Interest expense on borrowings for the years ended December 31, 2025, 2024, and 2023 was as follows (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
FHLB advances	$ 44,997	$ 35,686	$ 46,000
Securities sold under agreements to repurchase with customers	1,711	1,893	931
Other borrowings	19,343	28,426	19,294
Total interest expense on borrowings	$ 66,051	$ 66,005	$ 66,225

Pledged assets

The following table presents the assets pledged to secure borrowings, borrowing capacity, repurchase agreements, letters of credit, and for other purposes required by law at carrying value (in thousands):

	Loans	Debt and Equity Securities	Total
December 31, 2025			
FHLB and FRB	$ 7,923,979	$ 1,367,469	$ 9,291,448
Repurchase agreements	—	78,422	78,422
Total pledged assets	$ 7,923,979	$ 1,445,891	$ 9,369,870
December 31, 2024			
FHLB and FRB	$ 7,427,247	$ 984,515	$ 8,411,762
Repurchase agreements	—	85,529	85,529
Total pledged assets	$ 7,427,247	$ 1,070,044	$ 8,497,291

The securities that collateralize the repurchase agreements are delivered to the lender, with whom each transaction is executed, to a third-party custodian, or held at the Company. The lender agrees to resell to the Company substantially the same securities at the maturity of the repurchase agreements.

Note 10. Income Taxes

The provision for income taxes for the years ended December 31, 2025, 2024 and 2023 consisted of the following (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ 13,599	$ 23,315	$ 20,894
State	4,881	7,288	8,655
Total current	18,480	30,603	29,549
Deferred			
Federal	2,748	214	4,250
State	261	(551)	(1,099)
Total deferred	3,009	(337)	3,151
Total provision for income taxes	$ 21,489	$ 30,266	$ 32,700

Included in other comprehensive income was the income tax impact attributable to the unrealized gain/loss on debt securities, accretion of unrealized losses on debt securities reclassified to held-to-maturity, unrealized loss on derivative hedges and the related reclassification adjustments included in net income. These items resulted in a tax expense of $4.5 million, $1.8 million and $4.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Income taxes that would have been computed at the statutory federal rate are reconciled to the total provision for income taxes and effective tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows (dollars in thousands):

	For the Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Income before provision for income taxes	$ 92,516		$ 130,656		$ 136,765	
Federal income tax expense, at statutory rate	19,428	21.0 %	27,438	21.0 %	28,721	21.0 %
Increase (decrease) in federal income tax expense resulting from:						
State income taxes, net of federal benefit [1]	3,941	4.3	5,518	4.2	5,979	4.3
Nontaxable or nondeductible items:						
Earnings on BOLI	(1,628)	(1.8)	(1,660)	(1.3)	(1,109)	(0.8)
Tax exempt interest	(761)	(0.8)	(547)	(0.4)	(606)	(0.4)
Merger related expenses	620	0.7	—	—	—	—
Stock compensation	68	0.1	391	0.3	(298)	(0.2)
Dividends received deduction	(241)	(0.3)	(322)	(0.2)	(368)	(0.3)
Tax credits						
Alternative minimum tax write-off	—	—	1,196	0.9	—	—
Research and development and other credits	(610)	(0.7)	(735)	(0.5)	(557)	(0.4)
Other items, net	672	0.7	(1,013)	(0.8)	938	0.7
Total provision for income taxes, at effective tax rate	$ 21,489	23.2 %	$ 30,266	23.2 %	$ 32,700	23.9 %

(1) State taxes in New Jersey made up the majority (greater than 50%) of the tax effect in this category.

The difference between income taxes that would have been computed at the statutory federal rate and the total provision for income taxes at the Company's effective tax rate is primarily due to adjustments related to state income taxes, net of federal benefit, and earnings on BOLI during the years ended December 31, 2025 and 2024. In addition, the Company recorded an alternative minimum tax credit write-off during the year ended December 31, 2024. The Company's state income tax provision, net of federal benefit, increases the total tax provision as it is computed separately from the federal tax provision. Earnings on BOLI are tax exempt for federal income tax purposes and reduce the total tax provision. At December 31, 2023, the Company had $1.2 million of Alternative Minimum Tax credits that were part of the Sun acquisition, which were fully written off during 2024.

Income taxes paid for the years ended December 31, 2025, 2024 and 2023 consisted of the following (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Federal	$ 16,149	$ 27,069	$ 22,200
State and local			
New Jersey	2,614	3,242	2,658
New York	1,020	2,499	1,995
New York City	400	576	1,773
Other	506	400	705
Total	$ 20,689	$ 33,786	$ 29,331

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented in the following table (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Allowance for credit losses on loans and debt securities HTM	$ 21,529	$ 18,981
Other reserves	1,787	2,790
Incentive compensation	5,620	4,345
Deferred compensation	326	338
Stock plans	1,998	2,239
Unrealized losses on assets held-for-sale	225	347
Unrealized losses on AFS securities	897	5,346
Net operating loss carryforwards related to acquisition	17,030	19,053
Section 174 capitalized costs	4,967	5,457
Other, net	729	866
Total gross deferred tax assets	55,108	59,762
Deferred tax liabilities:		
Unrealized gain on equity securities	(4,729)	(4,568)
Premises and equipment	(2,328)	(3,104)
Deferred loan and commitment costs, net	(5,740)	(2,814)
Purchase accounting related adjustments	(1,553)	(1,698)
Investments, discount accretion	(126)	(185)
Other, net	(1,058)	(402)
Total gross deferred tax liabilities	(15,534)	(12,771)
Net deferred tax assets	$ 39,574	$ 46,991

The Company has federal net operating losses from the acquisitions of Colonial American and Sun. At December 31, 2025 and 2024, the net operating losses from Colonial American were $2.9 million and $3.3 million, respectively. These net operating losses are subject to annual limitation under Code Section 382 of approximately $22,000, and will expire between 2029 and 2034. At December 31, 2025 and 2024, the net operating losses from Sun were $78.1 million and $87.5 million, respectively.

These net operating losses are subject to annual limitation under Code Section 382 of approximately $9.3 million. These net operating losses will expire between 2029 and 2036.

At December 31, 2025, 2024 and 2023, the Company determined that it is not required to establish a valuation reserve for the remaining net deferred tax assets since it is "more likely than not" that the net deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is "more likely than not" that the remaining net deferred tax assets will be realized is based on the history of earnings and the prospects for continued growth. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

Retained earnings at December 31, 2025 included approximately $10.8 million for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

The Company's federal and state income tax returns are routinely subject to examination by the Internal Revenue Service and New Jersey, New York, Pennsylvania, and several other state and city tax authorities the Company operates in. The Company believes the assumptions used to record tax-related assets or liabilities have been appropriate. However, such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions.

The Company is currently under examination by the New Jersey Division of Taxation in connection with the 2020 to 2023 tax years. As of December 31, 2025, the Company has not received any notices of proposed adjustments from this audit. The tax years that remain subject to examination by the federal government and most state or city tax authorities include the tax years 2021 and forward.

The Company incurred income tax expense of $1.8 million recognized in other comprehensive income related to Tax Reform in 2018. These amounts have been reported as separate components of accumulated other comprehensive income and reclassified and recognized as a net tax benefit in the periods in which the underlying transactions are settled through continuing operations. The amount included in accumulated other comprehensive income at December 31, 2025, subject to reclassification, was $265,000.

There were no unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023.

Note 11. Employee Stock Ownership Plan

The Bank maintains an ESOP which all full-time employees are eligible to participate in after they attain age 21 and complete one year of service during which they work at least 1000 hours. ESOP shares are allocated among participants on the basis of compensation earned during the year. Employees are fully vested in their ESOP account after the completion of five years of credited service or completely, if service was terminated due to death, retirement, disability or change in control of the Company. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death, except that a participant may elect to have dividends distributed as a cash payment on a quarterly basis.

Over the years, the ESOP has borrowed from the Company to purchase shares of common stock. During 2025 and 2024, the ESOP had one outstanding loan agreement with the Bank ("the 2018 loan").

The 2018 loan allowed the ESOP to borrow an additional $8.4 million from the Company at a fixed interest rate of 3.25%, which matures on December 31, 2026, to purchase 292,592 shares of common stock.

The loan is to be repaid from contributions by the Bank to the ESOP trustee. The Bank is required to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt.

The Bank's obligation to make such contributions is reduced to the extent of any dividends paid by the Company on unallocated shares and any investment earnings realized on such dividends. As of December 31, 2025 and 2024, contributions to the ESOP, which were used to fund principal and interest payments on the ESOP loan, totaled $1.5 million for each year. During 2025 and 2024, $105,000 and $158,000, respectively, of dividends paid on unallocated ESOP shares were used for debt service. At December 31, 2025 and 2024, the loan had an outstanding balance of $1.5 million and $2.9 million, respectively, and the ESOP had unallocated shares of 65,953 and 131,672, respectively. At December 31, 2025, the unallocated shares had a fair value of $1.2 million. The unamortized balance of the ESOP is shown as unallocated common stock held by the ESOP and is reflected as a reduction of stockholders' equity.

For the years ended December 31, 2025, 2024 and 2023, the Bank recorded compensation expense related to the ESOP of $1.2 million, $1.1 million and $2.1 million, respectively, which included $74,000, $124,000 and $341,000 related to a decrease in compensation to reflect the decrease in the average fair value of shares committed to be released and allocated shares below the Bank's cost. As of December 31, 2025, 2,951,395 shares had been allocated to participants and 65,719 shares were committed to be released for services rendered in 2025.

Note 12. Long-Term Incentive Plans

The Company offers long-term incentive plans that provide for the granting of stock awards (both time-vested and performance-based) and stock options, as well as phantom stock units. The Company has established these plans to attract and retain qualified personnel in key positions, provide officers, employees, and non-employee directors with a proprietary interest in the Company as an incentive to contribute to the success of the Company, align the interests of management with those of other stockholders and reward employees for outstanding performance. Equity awards are discretionary and are targeted to a broad range of employees, including those in leadership roles, revenue generators, key contributors, and high-potential individuals who have contributed to the Company's long-term strategic objectives.

Overview of Incentive Plans

The OceanFirst Financial Corp. 2020 Stock Incentive Plan, which also authorized the granting of stock options or awards of common stock, was approved by stockholders in 2020. This plan was subsequently amended in 2021 to increase the number of shares authorized for issuance through equity awards.

The following table presents the amount of the plan's authorized shares and those that remain available for issuance as of December 31, 2025. The Plan allowed the Company to authorize shares subject to options or, in lieu of options, shares in the form of stock awards.

	Authorized Awards			Authorized but Not Issued		
	Stock Options	or	Stock Awards	Stock Options	or	Stock Awards
2020 Plan	6,950,000		2,780,000	2,165,868		866,347

Stock Awards

The Company grants time-based and performance-based restricted stock awards. Time-based awards vest ratably, and generally have a three- to five-year vesting period. Performance-based stock awards, which are granted to certain senior executives and senior management employees, vest based on the estimated probability of achievement of defined tiered performance goals or include market-based conditions. Performance-based stock awards have tiered performance goals for each metric and are aligned with corresponding tiered vesting values. Performance-based stock awards have been set using financial data from the applicable strategic plan as approved by the Board, or based on financial metrics relative to the peer index.

The Company granted performance-based stock awards in 2025, 2024 and 2023. The 2025 and 2024 performance-based stock awards were generally issued with a three or four year cliff vesting schedule, while some awards vest ratably over a four year period. The 2023 performance-based stock awards were issued with a three year cliff vesting schedule.

Certain 2025, 2024 and 2023 performance-based stock awards include a market-based condition. The fair value of these awards were estimated through the use of the Monte Carlo valuation model at the time of grant, applying the following assumptions:

	2025	2024	2023
Risk-free interest rate	3.99 %	4.47 %	4.56 %
Expected performance period	2.8 years	2.8 years	2.8 years
Expected volatility	37.12 %	34.00 %	35.80 %

The risk-free interest rate is based on the U.S Treasury rate, with a term equal to the expected performance period. The expected performance period reflects the remaining term of the awards' performance period. Expected volatility is based on actual historical results.

A summary of the granted but unvested stock award activity, which included both time- and performance-based stock awards, for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year:	1,071,535	$ 18.29	814,489	$ 21.73	835,340	$ 21.84
Granted	345,644	17.32	554,081	15.35	322,425	22.14
Vested	(240,457)	20.11	(200,254)	22.41	(228,370)	22.55
Forfeited	(118,159)	20.37	(96,781)	21.93	(114,906)	22.07
Outstanding at end of year	1,058,563	$ 17.32	1,071,535	$ 18.29	814,489	$ 21.73

Stock Options

The Company's stock options expire 10 years from the date of grant and generally vest at a rate of 20% per year. The exercise price of each option equals the closing market price of the Company's stock on the grant date. The Company typically issues treasury shares or authorized but unissued shares to satisfy stock option exercises.

The Company has not granted stock options since 2020.

A summary of option activity for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,629,602	$ 22.85	1,969,439	$ 22.42	2,210,684	$ 21.66
Exercised	(41,750)	17.19	(33,125)	17.24	(195,684)	14.59
Forfeited	—	—	(15,358)	20.44	(15,358)	20.44
Expired	(101,682)	17.38	(291,354)	20.74	(30,203)	18.32
Outstanding at end of year	1,486,170	$ 23.38	1,629,602	$ 22.85	1,969,439	$ 22.42
Options exercisable	1,486,170	$ 23.38	1,528,067	$ 23.01	1,663,506	$ 22.58

The aggregate intrinsic value for both stock options outstanding and stock options exercisable at December 31, 2025 was $93,000. The weighted average remaining contractual life of stock options outstanding and stock options exercisable at December 31, 2025 was 2.47 years.

Phantom Stock Units

In 2022, the Company established the OceanFirst Bank Phantom Equity Plan to issue phantom stock units to select senior management employees. The phantom stock units are liability-classified time-based awards, which generally vest ratably over a three- to five-year period, and are settled in cash when they vest. The fair value is determined based on the Company's stock price at the grant date and remeasured monthly.

Compensation Expense

The compensation expense for stock awards, stock options and phantom stock units were as follows (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Stock awards	$ 4,818	$ 5,724	$ 5,154
Stock options	49	360	700
Phantom stock units	2,518	1,707	1,092
Total	$ 7,385	$ 7,791	$ 6,946

At December 31, 2025, the Company had an estimated $14.4 million of unrecognized compensation costs related to non-vested stock awards, stock options, and phantom stock units. This cost will be recognized over the remaining vesting period of 1.7 years.

Note 13. Commitments, Contingencies, and Concentrations of Credit Risk

The Company, in the normal course of business, is party to financial instruments and commitments which involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These financial instruments and commitments include unused consumer lines of credit, construction loan lines of credit, commercial lines of credit, and commitments to extend credit.

At December 31, 2025, the following commitments and contingent liabilities existed which are not reflected in the accompanying consolidated financial statements (in thousands):

	December 31, 2025
Unused consumer and residential construction loan lines of credit (primarily floating-rate)	$ 278,830
Unused commercial and commercial construction loan lines of credit (primarily floating-rate)	1,602,901
Other commitments to extend credit [1]:	
Fixed-rate	133,617
Adjustable-rate	1,100
Floating-rate	339,342

(1) As of December 31, 2025, the Company has outsourced its residential and consumer originations, and the pipeline for residential loans represents the remaining commitments expected to close in 2026.

The Company's fixed-rate loan commitments generally expire within 90 days of issuance and carried interest rates ranging from 5.56% to 8.00% at December 31, 2025.

At December 31, 2025, the Company had $6.4 million of unfunded capital commitments related to investment funds.

The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amounts. The Company uses the same credit policies in granting commitments and conditional obligations as it does for financial instruments recorded in the Consolidated Statements of Financial Condition.

These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's assessment of risk. Substantially all of the unused consumer and construction loan lines of credit are collateralized by mortgages on real estate.

At December 31, 2025, the Company is obligated under noncancelable operating leases and rental agreements for premises and equipment. Rental and lease expense under these leases were $6.8 million, $5.8 million, and $5.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to Note 17. Leases for the projected minimum lease commitments as of December 31, 2025.

The Company granted residential real estate and first mortgage commercial real estate loans to borrowers primarily located throughout New Jersey and in the major metropolitan areas from Massachusetts through Virginia. The ability of borrowers to repay their obligations is dependent upon various factors including the borrowers' income, net worth, cash flows generated by the underlying collateral, value of the underlying collateral, and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control. The Company is, therefore, subject to risk of loss. A decline in real estate values could cause some residential and commercial real estate loans to become inadequately collateralized, which would expose the Company to a greater risk of loss.

The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks and collateral and/or guarantees are required for most loans.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management and its legal counsel are of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or liquidity.

Note 14. Earnings Per Share

The following reconciles shares outstanding for basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	December 31,		
	2025	**2024**	**2023**
Weighted average shares outstanding	57,833	58,704	59,399
Less: Unallocated ESOP shares	(99)	(164)	(257)
Unallocated incentive award shares	(315)	(244)	(194)
Average basic shares outstanding	57,419	58,296	58,948
Add: Effect of dilutive securities:			
Incentive awards	6	1	9
Average diluted shares outstanding	57,425	58,297	58,957

For the years ended December 31, 2025, 2024 and 2023, antidilutive stock options of 1,350,000, 1,755,000, and 1,775,000, respectively, were excluded from the earnings per share calculation.

Note 15. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability and developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability and developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

Level 3 Inputs – Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

Assets and Liabilities Measured at Fair Value

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Debt Securities Available-for-Sale

Debt securities classified as available-for-sale are reported at fair value. Fair value of U.S. Treasuries are determined using quoted prices in active markets (Level 1). The majority of the other debt securities are determined using inputs other than quoted prices that are based on market observable information (Level 2). Level 2 debt securities are priced through third-party pricing services or security industry sources that actively participate in the buying and selling of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing is a mathematical technique used principally to value certain debt securities without relying exclusively on quoted prices for the specific securities, but comparing the debt securities to benchmark or comparable debt securities.

Equity Investments

Equity investments with readily determinable fair value are reported at fair value. Fair value for these investments is primarily determined using a quoted price in an active market or exchange (Level 1) or using inputs other than quoted prices that are based on market observable information (Level 2). Equity investments without readily determinable fair values are carried at cost less impairment, if any, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (measurement alternative). Certain equity investments without readily determinable fair values are measured at NAV per share as a practical expedient, which are excluded from the fair value hierarchy levels in the table below.

Interest Rate Derivatives

The Company's interest rate swaps and cap contracts are reported at fair value utilizing discounted cash flow models provided by an independent, third-party and observable market data (Level 2). When entering into an interest rate swap or cap contract, the Company is exposed to fair value changes due to interest rate movements, and also the potential nonperformance of the contract counterparty.

Other Real Estate Owned and Loans Individually Measured for Impairment

Other real estate owned and loans measured for impairment based on the fair value of the underlying collateral are recorded at estimated fair value, less estimated selling costs. Fair value is generally based on independent appraisals (Level 3), which may be adjusted by management for qualitative factors, such as economic factors and estimated liquidation expenses.

Credit Default Swap

The credit default swap is reported at fair value. The fair value of the credit default swap is estimated utilizing discounted cash flows and is derived from various inputs. The inputs include unobservable inputs to measure the probability of future credit events for a portion of the Company's underlying residential loan portfolio in which no active market exists. The credit default swap is therefore classified within Level 3 on the hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Total Fair Value	Fair Value Measurements at Reporting Date Using:		
		Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2025				
Items measured on a recurring basis:				
Debt securities available-for-sale	$ 1,231,827	$ 43,385	$ 1,188,442	$ —
Equity investments	45,207	—	45,207	—
Interest rate derivative asset	57,823	—	57,823	—
Interest rate derivative liability	(53,835)	—	(53,835)	—
Credit default swap	(234)	—	—	(234)
Items measured on a non-recurring basis:				
Equity investments [1] [2]	46,675	—	—	40,163
Other real estate owned	10,266	—	—	10,266
Loans measured for impairment based on the fair value of the underlying collateral [3]	24,470	—	—	24,470
December 31, 2024				
Items measured on a recurring basis:				
Debt securities available-for-sale	$ 827,500	$ 49,466	$ 778,034	$ —
Equity investments	40,447	—	40,447	—
Interest rate derivative asset	91,352	—	91,352	—
Interest rate derivative liability	(91,483)	—	(91,483)	—
Items measured on a non-recurring basis:				
Equity investments [1] [2]	43,657	—	—	39,676
Other real estate owned	1,811	—	—	1,811
Loans measured for impairment based on the fair value of the underlying collateral [3]	25,148	—	—	25,148

(1) As of December 31, 2025 and 2024, equity investments included $40.2 million and $39.7 million, respectively, of equity investments measured under the measurement alternative. There were no realized gains or losses for the years ended December 31, 2025 and 2024.
(2) As of December 31, 2025 and 2024, equity investments included $6.5 million and $4.0 million, respectively, of certain equity investment funds measured at NAV per share (or its equivalent) as a practical expedient to fair value and these equity investments have not been classified in the fair value hierarchy levels.
(3) Primarily consists of commercial loans, which are collateral dependent. The range may vary but is generally 0% to 8% on the discount for costs to sell and 0% to 10% on appraisal adjustments.

The credit default swap is recognized at fair value on a recurring basis using unobservable inputs, and the Company recognized $234,000 of losses in earnings for the year ended December 31, 2025.

The Company recognizes transfers between levels of the valuation hierarchy at the end of the applicable reporting periods. There were no transfers into or out of Level 3 for the year ended December 31, 2025 or 2024.

Assets and Liabilities Disclosed at Fair Value

A description of the valuation methodologies used for assets and liabilities disclosed at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Cash and Due from Banks

For cash and due from banks, the carrying amount approximates fair value.

Debt Securities Held-to-Maturity

Debt securities classified as held-to-maturity are carried at amortized cost, as the Company has the positive intent and ability to hold these debt securities to maturity. The Company determines the fair value of the debt securities utilizing Level 2 inputs. Most of the Company's debt securities are fixed income instruments that are not quoted on an exchange, but are bought and sold in active markets. Prices for these instruments are obtained through third-party pricing vendors or security industry sources that actively participate in the buying and selling of debt securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing is a mathematical technique used principally to value certain debt securities without relying exclusively on quoted prices for the specific debt securities, but comparing the debt securities to benchmark or comparable debt securities.

Management's policy is to obtain and review all available documentation from the third-party pricing service relating to their fair value determinations, including their methodology and summary of inputs. Management reviews this documentation, makes inquiries of the third-party pricing service and decides as to the level of the valuation inputs. Based on the Company's review of the available documentation from the third-party pricing service, management concluded that Level 2 inputs were utilized for all securities.

Restricted Equity Investments

The fair value of these investments, which are primarily Federal Home Loan Bank of New York and Federal Reserve Bank stock, is its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company is required to maintain a minimum investment as stipulated by the respective entities.

Loans Receivable and Loans Held-for-Sale

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential real estate, consumer and commercial. Each loan category is further segmented into fixed and adjustable rate interest terms.

Fair value of performing and non-performing loans, which is based on an exit price notion, was estimated by discounting the future cash flows, net of estimated prepayments, at market discount rates that reflect the credit and interest rate risk inherent in the loan.

Loans held for sale are carried at the lower of unpaid principal balance, net, or estimated fair value on an aggregate basis. Estimated fair value is generally determined based on bid quotations from secondary markets.

Deposits Other than Time Deposits

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, and interest-bearing checking accounts and money market accounts is, by definition, equal to the amount payable on demand. The related insensitivity of the majority of these deposits to interest rate changes creates a significant inherent value which is not reflected in the fair value reported.

Time Deposits

The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

FHLB Advances and Other Borrowings

Fair value estimates are based on discounting contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Securities Sold Under Agreements to Repurchase with Customers

Fair value approximates the carrying amount as these borrowings are payable on demand and the interest rate adjusts monthly.

The book value and estimated fair value of the Company's significant financial instruments not recorded at fair value as of December 31, 2025 and 2024 are presented in the following tables (in thousands):

| | | Book Value | Fair Value Measurements at Reporting Date Using | | |
			Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2025					
Financial Assets:					
Cash and due from banks	$	135,130	$ 135,130	$ —	$ —
Debt securities held-to-maturity		881,568	—	825,790	—
Restricted equity investments		129,329	—	—	129,329
Loans receivable, net and loans held-for-sale		10,976,434	—	—	10,665,389
Financial Liabilities:					
Deposits other than time deposits [1]		8,495,555	—	8,495,555	—
Time deposits		2,468,850	—	2,455,199	—
FHLB advances and other borrowings		1,652,412	—	1,662,638	—
Securities sold under agreements to repurchase with customers		54,434	54,434	—	—
December 31, 2024					
Financial Assets:					
Cash and due from banks	$	123,615	$ 123,615	$ —	$ —
Debt securities held-to-maturity		1,045,875	—	952,917	—
Restricted equity investments		108,634	—	—	108,634
Loans receivable, net and loans held-for-sale		10,076,640	—	—	9,551,156
Financial Liabilities:					
Deposits other than time deposits [1]		7,985,370	—	7,985,370	—
Time deposits		2,080,972	—	2,074,698	—
FHLB advances and other borrowings		1,270,157	—	1,264,260	—
Securities sold under agreements to repurchase with customers		60,567	60,567	—	—

(1) The estimated fair value of non-maturity deposits does not consider any inherent value and represents the amount payable on demand. However, non-maturity deposits do contain significant inherent value to the Company, particularly when overnight funding costs are greater than the deposit costs.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because a limited market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other significant unobservable inputs. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, bank owned life insurance, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 16. Derivatives and Hedging Activities

The Company enters into derivative financial instruments which involve, to varying degrees, interest rate and credit risk. The Company manages these risks as part of its asset and liability management process and through credit policies and procedures, seeking to minimize counterparty credit risk by establishing credit limits and collateral agreements. The Company utilizes derivative financial instruments to accommodate the business needs of its customers as well as to economically hedge the exposure that this creates for the Company. Additionally, the Company enters into certain derivative financial instruments to enhance its ability to manage interest rate risk that exists as part of its ongoing business operations. The Company may also enter into derivative financial instruments to reduce credit risk and manage regulatory capital levels. The Company does not use derivative financial instruments for trading purposes.

Customer Derivatives – Interest Rate Swaps and Cap Contracts

Derivatives Not Designated as Hedging Instruments

Interest Rate Swaps and Cap Contracts

The Company enters into interest rate swaps that allow commercial loan customers to effectively convert a variable-rate commercial loan agreement to a fixed-rate commercial loan agreement. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to an interest rate swap agreement, which serves to effectively swap the customer's variable-rate loan into a fixed-rate loan. The Company then enters into a corresponding swap agreement with a third party in order to economically hedge its exposure through the customer agreement. The Company also enters into interest rate cap contracts that enable commercial loan customers to lock in a cap on a variable-rate commercial loan agreement. This feature prevents the loan from repricing to a level that exceeds the cap contract's specified interest rate, which serves to hedge the risk from rising interest rates. The Company then enters into an offsetting interest rate cap contract with a third party in order to economically hedge its exposure through the customer agreement.

These interest rate swaps and cap contracts with both the customers and third parties are not designated as hedges under ASC Topic 815, Derivatives and Hedging, and therefore changes in fair value are reported in earnings. As the interest rate swaps and cap contracts are structured to offset each other, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by ASC Topic 820, Fair Value Measurements. The Company recognized losses of $24,000, gains of $8,000 and losses of $5,000 in commercial loan swap income resulting from fair value adjustments for the years ended December 31, 2025, 2024 and 2023, respectively.

Credit Default Swap

In December 2025, the Company entered into a credit default swap related to a $1.52 billion pool of on-balance sheet residential mortgage loans, as the buyer of credit protection, to manage regulatory capital levels and reduce credit risk. The swap is a freestanding derivative as the contract is distinct from the referenced loan agreements and is executed with a separate counterparty. Under the terms of the swap contract, the Company will be compensated for certain credit-related losses on the residential mortgage loan pool, which have a total remaining principal balance of $1.50 billion as of December 31, 2025. The credit default swap is measured at fair value in either other assets or other liabilities on the Consolidated Statements of Financial Condition, and the related gains or losses are recognized in other non-interest income on the Consolidated Statements of Income. The loss on the credit default swap for the year ended December 31, 2025 was $234,000. As the buyer of credit protection, the Company pays a premium to the protection seller in return for the right to receive a payment if a specified credit event occurs. The credit default swap terminates in October 2055.

Derivatives Designated as Hedging Instruments

Interest Rate Swap Contracts - Fair Value Hedge

During 2025, the Company entered into interest rate swap derivatives to hedge the changes in fair value of AFS debt securities due to changes in interest rates. The swaps hedge the interest rate risk component of the change in fair value of the hedged items (i.e., hedged layers of AFS debt securities), and were designated and qualified as portfolio layer method fair value hedges under ASC Topic 815, Derivatives and Hedging. The last of the fair value hedges is scheduled to expire in October 2042.

For AFS securities that are included in a fair value hedge relationship, changes in fair value related to changes to the benchmark interest rate on AFS securities are immediately recognized into interest income in the Consolidated Statements of Income, and are offset by the change in the fair value of the interest rate swap derivatives. Changes in fair value of the AFS securities that are unrelated to interest rate risk are recorded in OCI as net unrealized gains (losses) on AFS securities. Throughout the life of the hedges, basis adjustments are maintained at the portfolio level and are allocated to individual assets only under certain circumstances. These circumstances include instances where the portfolio amount falls below the hedged layer amounts, or in cases of voluntary de-designation. The cumulative fair value hedge basis adjustments included in the carrying amount of hedged assets are reversed through the Consolidated Statements of Income in future periods as an adjustment to yield. All swaps involved in fair value hedges have been determined to be effective.

The following table presents the amortized cost and cumulative basis adjustment for closed portfolios of securities used to designate fair value hedging relationships (in thousands):

	As of December 31, 2025
AFS securities:	
Amortized cost (excluding fair value hedge basis adjustment)	$ 682,878
Fair value hedge basis adjustment	(4,038)

The table below presents the effects of fair value hedges on net interest income, as well as their location on the Consolidated Statements of Income (in thousands):

	Location of Gain/(Loss) Recognized in Income	For the Year Ended December 31, 2025
AFS securities:		
Gain recognized on derivatives	Interest income - debt securities	$ 4,030
Loss recognized on hedged items	Interest income - debt securities	(4,038)
Net loss recognized on fair value hedges	Interest income - debt securities	$ (8)

Interest Rate Swap Contract - Cash Flow Hedge

During 2022, the Company entered into a three-year interest rate swap intended to add stability to its net interest income and to manage its exposure to future interest rate movements associated with a pool of floating rate commercial loans. The swap requires the Company to pay variable-rate amounts indexed to one-month term SOFR to the counterparty in exchange for the receipt of fixed-rate amounts at 4.0% from the counterparty. The swap was designated and qualified as a cash flow hedge, under ASC Topic 815, Derivatives and Hedging. The changes in the fair value of cash flow hedges are initially reported in other comprehensive income. Amounts are subsequently reclassified from accumulated other comprehensive income to earnings when the hedged transactions occur, specifically within the same line item as the hedged item (interest income). Therefore, a portion of the balance reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are made or received on the Company's interest rate swaps.

The table below presents the effect on the Company's AOCI/AOCL attributable to the cash flow hedge derivative, net of tax, and the related gains/(losses) reclassified from AOCI into income (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
AOCL balance at beginning of period, net of tax	$ (87)	$ (36)	$ (25)
Unrealized losses recognized in OCI	(108)	(956)	(808)
Losses reclassified from AOCL into interest income	195	905	797
AOCL balance at end of period, net of tax	$ —	$ (87)	$ (36)

The cash flow hedge matures on January 1, 2026, and there will be no additional reclassifications into interest income.

Derivatives Not Designated as Hedging Instruments and Designated as Hedging Instruments

The table below presents the notional amount and fair value of derivatives designated and not designated as hedging instruments, as well as their location on the Consolidated Statements of Financial Condition (in thousands):

| | Notional | Fair Value | |
		Other assets	Other liabilities
As of December 31, 2025			
Derivatives Not Designated as Hedging Instruments			
Interest rate swaps and cap contracts	$ 1,537,760	$ 53,768	$ 53,809
Credit default swap	75,802	—	234
Derivatives Designated as Hedging Instruments			
Interest rate swap contract - cash flow hedge	100,000	—	—
Interest rate swap contracts - fair value hedge	678,921	4,055	26
Total Derivatives	$ 2,392,483	$ 57,823	$ 54,069
As of December 31, 2024			
Derivatives Not Designated as Hedging Instruments			
Interest rate swaps and cap contracts	$ 1,468,022	$ 91,352	$ 91,368
Derivatives Designated as Cash Flow Hedge			
Interest rate swaps contract	100,000	—	115
Total Derivatives	$ 1,568,022	$ 91,352	$ 91,483

Credit Risk-Related Mitigating Features

The Company is exposed to credit risk in the event of nonperformance by various derivative counterparties. The Company minimizes risk of nonperformance by being a party to International Swaps and Derivatives Association agreements with third party broker-dealers that require a minimum dollar transfer amount upon a margin call. This requirement is dependent on certain specified credit measures. There was no cash collateral posted by the Company with these third parties at both December 31, 2025 and 2024. The amount of cash collateral received from these third parties was $42.9 million and $93.3 million at December 31, 2025 and 2024, respectively. The amount of cash collateral posted or received with these third parties is deemed to be sufficient to collateralize both the fair market value change as well as any additional amounts that may be required as a result of a change in the specified credit measures.

The interest rate derivatives which the Company executes with the commercial borrowers are collateralized by the borrowers' commercial real estate financed by the Company. The credit default swap is not exposed to counterparty credit risk as it is fully collateralized.

The aggregate fair value of all derivative financial instruments in a net liability position with credit measure contingencies and entered into with third parties was $54.0 million and $91.5 million at December 31, 2025 and 2024, respectively.

Note 17. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Company's leases are comprised of real estate property for branches, automated teller machine locations and office space with terms extending through 2038. The Company has one existing finance lease, which has a lease term through 2029.

The following table represents the classification of the Company's ROU assets and lease liabilities on the Consolidated Statements of Financial Condition (in thousands):

Lease ROU Assets	Classification		December 31, 2025		December 31, 2024
Operating lease ROU assets	Other assets	$	17,596	$	15,452
Finance lease ROU asset	Premises and equipment, net		838		1,071
Total lease ROU assets		$	18,434	$	16,523
Lease Liabilities					
Operating lease liabilities [1]	Other liabilities	$	19,037	$	17,114
Finance lease liability	Other borrowings		1,143		1,421
Total lease liabilities		$	20,180	$	18,535

(1) Operating lease liabilities excludes liabilities for future rent and estimated lease termination payments related to closed branches of $897,000 and $4.4 million as of December 31, 2025 and 2024, respectively.

The following table represents the weighted-average remaining lease term and weighted-average discount rate for the Company's operating and finance leases:

	December 31, 2025	December 31, 2024
Weighted-Average Remaining Lease Term		
Operating leases	5.82 years	5.84 years
Finance lease	3.59 years	4.59 years
Weighted-Average Discount Rate		
Operating leases	3.57 %	3.08 %
Finance lease	5.63	5.63

The following table represents lease expenses and other lease information (in thousands):

		For the Year Ended December 31,				
		2025		2024		2023
Lease Expense						
Operating lease expense	$	5,016	$	4,586	$	4,634
Finance lease expense:						
Amortization of ROU assets		233		233		228
Interest on lease liabilities [1]		71		86		101
Total	$	5,320	$	4,905	$	4,963
Other Information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	5,242	$	4,773	$	4,571
Operating cash flows from finance leases		71		86		101
Financing cash flows from finance leases		279		264		249

(1) Included in borrowed funds interest expense on the Consolidated Statements of Income. All other costs are included in occupancy expense on the Consolidated Statements of Income.

Future minimum payments for the finance lease and operating leases with initial or remaining terms were as follows (in thousands):

For the Year Ending December 31,	Finance Lease		Operating Leases	
2026	$	350	$	5,253
2027		350		4,154
2028		350		2,977
2029		209		2,701
2030		—		2,146
Thereafter		—		4,038
Total		1,259		21,269
Less: Imputed interest		(116)		(2,232)
Total lease liabilities	$	1,143	$	19,037

Note 18. Variable Interest Entity

On October 1, 2025, the Company disposed its controlling interest in Trident. Prior to the disposal, the Company accounted for Trident as a VIE under ASC 810, Consolidation, for which the Company was considered the primary beneficiary (i.e. the party that has a controlling financial interest). In accordance with ASC 810, Consolidation, the Company consolidated Trident's assets and liabilities prior to the disposal.

The summarized financial information for the Company's consolidated VIE consisted of the following (in thousands):

	December 31, 2025		December 31, 2024	
Cash and cash equivalents	$	—	$	21,642
Other assets		—		457
Total assets		—		22,099
Other liabilities		—		19,333
Net assets	$	—	$	2,766

Note 19. Parent-Only Financial Information

The following Condensed Statements of Financial Condition at December 31, 2025 and 2024 and Condensed Statements of Operations and Cash Flows for the years ended December 31, 2025, 2024 and 2023 for OceanFirst Financial Corp. (parent company only) reflect the Company's investment in its wholly-owned subsidiaries, the Bank, and OceanFirst Risk Management, Inc., using the equity method of accounting. On October 1, 2025, the Company disposed its controlling interest in its Trident subsidiary.

Condensed Statements of Financial Condition
(in thousands)

	December 31,			
	2025		2024	
Assets:				
Cash and due from banks	$	13,275	$	13,214
Advances to Bank		74,629		98,321
Equity securities		84,619		77,327
ESOP loan receivable		1,461		2,871
Investment in subsidiaries		1,744,188		1,704,037
Goodwill		—		5,827
Other assets		4,165		1,817
Total assets	$	1,922,337	$	1,903,414
Liabilities and Stockholders' Equity:				
Borrowings	$	254,094	$	196,124
Other liabilities		5,693		4,533
Total liabilities		259,787		200,657
OceanFirst Financial Corp. stockholders' equity		1,662,550		1,701,650
Non-controlling interest		—		1,107
Total stockholders' equity		1,662,550		1,702,757
Total liabilities and stockholders' equity	$	1,922,337	$	1,903,414

Condensed Statements of Operations
(in thousands)

	For the Year Ended December 31,					
	2025		2024		2023	
Dividend income – subsidiaries	$	62,398	$	86,350	$	97,043
Interest and dividend income – debt and equity securities		2,346		3,319		2,981
Interest income – advances to subsidiary Bank		3,043		4,423		2,182
Interest income – ESOP loan receivable		93		138		183
Net gain (loss) on equity investments		916		4,225		(3,732)
Total income		68,796		98,455		98,657
Interest expense – borrowings		16,639		13,840		13,569
Operating expenses		8,245		4,875		4,050
Income before income taxes and undistributed earnings of subsidiaries		43,912		79,740		81,038
Benefit for income taxes		4,202		1,226		3,807
Income before undistributed earnings of subsidiaries		48,114		80,966		84,845
Undistributed earnings of subsidiaries		22,913		19,424		19,220
Net income		71,027		100,390		104,065
Net income attributable to non-controlling interest		49		325		36
Net income attributable to OceanFirst Financial Corp.	$	70,978	$	100,065	$	104,029

Condensed Statements of Cash Flows

(in thousands)

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Cash flows from operating activities:						
Net income	$	71,027	$	100,390	$	104,065
Decrease (increase) in advances to subsidiary Bank		23,692		(31,032)		(34,449)
Undistributed earnings of subsidiary Bank		(22,913)		(19,424)		(19,220)
Net (gain) loss on equity investments		(916)		(4,225)		3,732
Net premium amortization in excess of discount accretion on securities		420		584		981
Amortization of deferred costs on borrowings		338		626		598
Net amortization of purchase accounting adjustments		751		727		704
Net loss on disposal of controlling interest in Trident		4,338		—		—
Change in other assets and other liabilities		(763)		4,199		(3,995)
Net cash provided by operating activities		75,974		51,845		52,416
Cash flows from investing activities:						
Proceeds from sales of equity investments		365		22,783		4,822
Purchase of equity investments		(7,161)		(3,082)		(7,661)
Repayments on ESOP loan receivable		1,410		1,370		2,510
Proceeds from disposal of controlling interest in Trident		2,750		—		—
Net cash (used in) provided by investing activities		(2,636)		21,071		(329)
Cash flows from financing activities:						
Net proceeds from issuance of subordinated notes		181,882		—		—
Repayments of other borrowings		(125,000)		—		—
Dividends paid		(48,247)		(50,880)		(51,274)
Purchase of treasury stock		(24,945)		(21,476)		—
Redemption of preferred stock		(57,369)		—		—
Exercise of stock options		717		571		702
Distributions to non-controlling interest		(315)		—		(55)
Net cash used in financing activities		(73,277)		(71,785)		(50,627)
Net increase in cash and due from banks		61		1,131		1,460
Cash and due from banks at beginning of year		13,214		12,083		10,623
Cash and due from banks at end of year	$	13,275	$	13,214	$	12,083

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended. Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective. Disclosure controls and procedures are the controls and other procedures that are designed to ensure that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the SEC (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management Report on Internal Control Over Financial Reporting

Management of OceanFirst Financial Corp. and its subsidiaries are responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, and oversight of the Board, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the COSO 2013 Framework.

Based on this assessment, management determined that, as of December 31, 2025, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 74.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, no directors or executive officers of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or any "Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

The information relating to directors, executive officers and corporate governance and the Company's compliance with Section 16(a) of the Exchange Act required by Part III is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Item 11.   Executive Compensation

The information relating to executive compensation required by Part III is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information relating to security ownership of certain beneficial owners and management and related stockholder matters required by Part III is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Information regarding the Company's equity compensation plans existing as of December 31, 2025 is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by stockholders	1,486,170	$ 23.38	2,165,868
Equity compensation plans not approved by stockholders	—	—	—
Total	1,486,170	$ 23.38	2,165,868

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information relating to certain relationships and related transactions and director independence required by Part III is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Item 14.   Principal Accountant Fees and Services

The independent public accounting firm is Deloitte & Touche LLP, Philadelphia, Pennsylvania. Their firm identification as assigned by the PCAOB is 34. The information relating to the principal accounting fees and services is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.